As filed with the Securities and Exchange Commission on July 6, 2004
Registration No. 333-116172

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KongZhong Corporation

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

8/F, Tower A, Yuetan Building

No. 2 Yuetan North Street
Beijing, China 100045
(8610) 6808-1818
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue
New York, New York 10011
(212) 664-1666
(Name, address and telephone number of agent for service)

Copies to:

Chun Wei, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong	Jonathan H. Lemberg, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, California 94105-2482 U.S.A.

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)(2)	Registration Fee

Ordinary shares par value $0.0000005 per share(3)	$138,000,000	$17,485(4)

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares initially offered and sold outside the United States that may be resold from time to time in the United States, including shares that may be purchased by the underwriters pursuant to over-allotment options. The shares are not being registered for the purpose of sales outside the United States.
(3)	American Depositary Shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each American depositary share represents 40 ordinary shares.
(4)	$12,670 of the registration fee was paid with the registration statement publicly filed with the Commission on June 4, 2004, and an additional $4,815 was paid with amendment No. 1 publicly filed with the Commission on June 17, 2004.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	July 6, 2004

10,000,000 American Depositary Shares

              KongZhong Corporation

Representing 400,000,000 Ordinary Shares

This is our initial public offering of American Depositary Shares, or ADSs. Each ADS represents 40 of our ordinary shares. We are selling 8,000,000 ADSs, representing 320,000,000 ordinary shares, and our selling shareholders are selling 2,000,000 ADSs, representing 80,000,000 ordinary shares. No public market currently exists for our ADSs or ordinary shares. The initial offering price of our ADSs is expected to be between $10 and $12 per ADS.

The ADSs have been approved to be included for quotation on the Nasdaq National Market under the symbol “KONG.”

Before buying any ADSs, you should read the discussion of material risks of investing in our ADSs in “Risk factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling shareholders	$	$

The underwriters may also purchase up to 1,500,000 ADSs from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

At our request, the underwriters have reserved at the initial public offering price up to 5% of the ADSs for sale to certain of our business associates, friends and family of employees and directors of our company, and other persons associated with us who have expressed an interest in purchasing our ADSs in this offering.

The underwriters are offering the ADSs as set forth under “Underwriting.” Delivery of the ADSs will be made on or about                               , 2004.

UBS Investment Bank

Banc of America Securities LLC	CIBC World Markets

KongZhong
MENU
WAP
RINGTONE
SMS
MMS
IVR
JAVA
Cota
空中传媒
www.cota.cn
MEDIA
彩铃
CRBT
SELECT
EXIT
www.kongzhong.com

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ADSs.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	13
Special note regarding forward-looking statements	30
Our corporate structure	31
Use of proceeds	35
Dividend policy	36
Dilution	37
Capitalization	39
Exchange rate information	41
Selected consolidated financial and operating data	41
Management’s discussion and analysis of financial condition and results of operations	44
Industry overview	62
Business	67
Management	86
Regulation	91
Related party transactions	96
Principal and selling shareholders	101
Description of share capital	104
Description of American Depositary Shares	112
Shares eligible for future sale	123
Taxation	125
Underwriting	131
Legal matters	137
Experts	137
Expenses related to this offering	138
Where you can find more information	139
Enforceability of civil liabilities	140
Index to financial statements	F-1

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully. Unless the context otherwise requires, information contained in this prospectus assumes that the underwriters will not exercise their option to purchase additional ADSs in this offering. All references to “KongZhong,” “we,” “us,” or “our” include KongZhong Corporation and its subsidiary and operating companies as a combined entity. All references to and statements regarding China, the People’s Republic of China, or the PRC, in this prospectus do not apply to Hong Kong, Macau and Taiwan. All references to “RMB” or “Renminbi” are to the legal currency of China and all references to “US dollars” and “$” are to the legal currency of the United States.

OUR BUSINESS

We are the leading provider of advanced second generation, or 2.5G, wireless interactive entertainment, media and community services, in terms of revenue, to customers of China Mobile Communications Corporation, or China Mobile, which has the largest mobile subscriber base in the world. China Mobile ranked KongZhong as the number one wireless value-added service provider on its network in terms of revenue for 2.5G wireless value-added services in 2003 and the first quarter of 2004. In addition, we have recently begun to provide wireless value-added services on the networks of China United Telecommunications Corporation, or China Unicom, China Telecommunications Corporation, or China Telecom, and China Network Communications Group Corporation, or China Netcom. Each of China Mobile, China Unicom, China Telecom and China Netcom is a state-owned enterprise, the majority of the equity interest of which is owned by the People’s Republic of China. We are headquartered in Beijing and provide our services throughout China.

We primarily deliver our services through the 2.5G wireless standard. The higher transmission capacity of 2.5G allows users to access higher quality graphics and richer content and interactivity, in comparison with the second generation, or 2G, wireless standard, which has slightly lower service fees and may be accessed through less expensive mobile handsets. We deliver our 2.5G services through wireless access protocol, or WAP, multimedia messaging services, or MMS, and JavaTM technology platforms. We also offer a range of data and voice services based on the 2G wireless standard through short messaging services, or SMS, interactive voice response, or IVR, and color ring back tones, or CRBT, technology platforms.

We deliver a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets, or from a mobile operator’s portal or web site. Our services are organized in three major categories, consisting of:

➢	Interactive entertainment. Our interactive entertainment services include mobile games, pictures, karaoke, electronic books and mobile phone personalization features, such as ringtones, wallpaper, clocks and calendars.

➢	Media. Our media services provide content such as domestic and international news, entertainment, sports, fashion, lifestyle and other special interest areas.

➢	Community. Our community services include interactive chat, message boards, photo albums, dating and networking.

Our focus on establishing a leadership position in the rapidly growing advanced wireless value-added services market in China and our ability to cultivate cooperation arrangements with the mobile operators, mobile handset manufacturers and distributors, content providers and other business partners to produce, promote and market our services in the Chinese market have resulted in rapid growth of our financial and operating performance. Through these cooperation arrangements, we provide or promote our services and obtain content, and pay service fees to these mobile operators, mobile handset manufacturers, mobile handset distributors, content providers and other partners, where relevant.

Since commencing operations in May 2002, we have:

➢	Grown our revenues and net income to $7.8 million and $2.4 million, respectively, in 2003;

➢	Grown our revenues and net income to $7.1 million and $3.1 million, respectively, in the first quarter of 2004;

➢	Grown our gross revenues and net income by 86% and 101%, respectively, in the first quarter of 2004 over the previous quarter;

➢	Maintained our focus on 2.5G services, with 2.5G services contributing approximately 73% of our gross revenues in the first quarter of 2004; and

➢	Increased our number of registered users to 9.4 million, of which 5.8 million users were classified as active users during the first quarter of 2004.

INDUSTRY OVERVIEW

The wireless value-added services market, which provides services that allow mobile phone users to receive and transmit text, images and other forms of digital data or voice content via their mobile handsets, represents a new and fast-growing sector within China’s rapidly evolving telecommunications industry. Analysys Consulting Ltd., or Analysys, estimates that total wireless value-added services revenue in China rose from $211.5 million in 2002 to $452.5 million in 2003 and is expected to grow to $800.4 million in 2004. Chinese consumers have been quick to adopt and use new wireless value-added services as a means of communication, as well as a source of information and entertainment, partly due to the proliferation of mobile phones as a more accessible alternative to both fixed-line phone services and personal computer-based Internet services in China.

The evolution of the market for mobile services in China has thus far closely followed the industry development experienced in Japan and Korea, where mobile operators have provided platforms for third party service providers to offer services to customers of the mobile operator.

China Mobile launched its MonternetTM platform for wireless value-added services in November 2000 and China Unicom launched its Uni-InfoTM platform in May 2001, using a business model similar to the model used in Japan and Korea. Key characteristics of China’s wireless value-added services market include the rapid expansion of China’s mobile telecommunications industry, increasing user receptivity, the availability of more advanced handsets in the Chinese market and support from mobile operators.

The wireless value-added services market in China is evolving as mobile telecommunications technology becomes more advanced. China Mobile began operating its 2.5G network in May 2002 and China Unicom began operating its 2.5G network in November 2002. Gartner Dataquest estimates that 48% and 60% of the mobile handsets sold in China in 2004 and 2005, respectively, will be General Packet Radio Services, or GPRS, handsets with 2.5G capability. Analysys estimates that the market for WAP services will increase to $97.9 million in 2004 from $25.7 million in 2003, representing an increase of 280%, and MMS services will increase to $82.8 million in 2004 from $27.8 million in 2003, representing an increase of 198%.

OUR STRENGTHS AND CHALLENGES

We are an early entrant in China’s 2.5G wireless value-added services market. Since our establishment, we have moved quickly to identify market trends, develop technologically advanced services and capture market share, with particular focus on the rapidly growing market for 2.5G services. As a result, we believe that we are well-positioned to capture the growth opportunities in China’s wireless value-added services market. We have developed the following principal strengths:

➢	Established market position with a well-recognized brand name in wireless interactive entertainment, media and community services;

➢	Strategic relationships with China’s largest mobile operator and key content and distribution partners, including handset manufacturers;

➢	Leadership in understanding and addressing customer needs by offering a diversified portfolio of innovative services;

➢	Product development team devoted to enhancing current and developing new services; and

➢	Experienced management team.

Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including the following:

➢	Our dependence on China Mobile for substantially all of our revenue and our dependence on its billing system;

➢	Our limited operating history and dependence on our key personnel;

➢	The possibility that the PRC government could determine that the agreements that establish our operating structure do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry;

➢	The intense competition that we face in the wireless value-added services market due to low barriers to entry;

➢	The rapidly evolving wireless value-added industry, which makes predicting future consumer acceptance and demand difficult;

➢	Investors may not be able to exercise their right to vote the ordinary shares underlying our ADSs;

➢	Cayman Islands law may provide shareholders with fewer rights than they would be afforded under the United States law; and

➢	The uncertain legal and regulatory environment in China, which could limit the legal protections available to foreign investors.

Users can purchase our value-added services on a per-use basis and, in most cases, on a subscription basis. We provide our services mainly pursuant to our cooperation arrangements with the mobile operators, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the mobile operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the mobile operators. As mobile operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenue derived from each of our services. We make our business decisions based on our internal data, taking into account other factors including strategic considerations.

We initially ascertain the value of our services provided based on delivery confirmations sent to us by the networks of the mobile operators within 72 hours of delivery, but record revenues based solely on the monthly statements provided to us by the mobile operators. There has historically been a discrepancy, of approximately 10% in both 2003 and the first quarter of 2004, between the value we calculate based on delivery confirmations and the value that we are entitled to receive based on the monthly statements provided by the mobile operators. From time to time, for purposes of reporting our quarterly results to the market, we may need to estimate a portion of our reported revenue for the services provided in the event that we have not received monthly statements from the mobile operators by the time we report our earnings for a particular period.

OUR STRATEGIES

Our strategic objective is to build the leading brand and be the leading provider of wireless interactive entertainment, media and community services to mobile phone users among all mobile operators in China. We intend to undertake strategic initiatives focused on expanding our market presence, diversifying our range of service offerings and sustaining and enhancing our profitability and market position. In particular, we intend to:

➢	Further promote and develop the KongZhong brand;

➢	Capture market opportunities to strengthen and diversify our business and revenue streams;

➢	Continue to develop and expand the scope of strategic relationships with key industry players;

➢	Continue to develop and diversify our portfolio of service offerings to attract new customers and to increase usage among our existing customers;

➢	Enhance our profitability by optimizing our product mix and focusing on the development and marketing of advanced wireless value-added services; and

➢	Selectively acquire businesses that enhance our service portfolio, proprietary content, distribution channels and technology.

CORPORATE STRUCTURE

We were incorporated in May 2002 under the laws of the Cayman Islands. We conduct our business in China solely through our wholly-owned subsidiary, KongZhong Beijing. In order to meet domestic ownership requirements under PRC law, which restrict us and KongZhong Beijing, as foreign or foreign-invested companies, from operating in certain value-added telecommunications and Internet services, we have established Beijing AirInbox in China, which is wholly-owned by PRC citizens. In addition, we have recently established Beijing Boya Wuji in China, which is also wholly-owned by PRC citizens. We do not have any equity interest in Beijing AirInbox or Beijing Boya Wuji, but instead enjoy the economic benefits of these companies through a series of contractual arrangements which we and KongZhong Beijing have entered into with these companies and their respective shareholders. These contractual arrangements include agreements on provision of loans, provision of services, license of intellectual property, and certain corporate governance and shareholder rights matters.

The chart below sets forth our corporate and share ownership structure as of the date of this prospectus, after giving effect to this offering, and assuming that (i) all of our preferred shares are converted into ordinary shares and (ii) the underwriters do not exercise their over-allotment options.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive office is currently located at 8/F, Tower A, Yuetan Building, No. 2 Yuetan North Street, Beijing, China 100045, and will be moved to 33/F, Tengda Building, No. 168, Xiwai Avenue, Haidian District, Beijing, China, 100044 in August 2004. Our telephone number is (8610) 6808-1818. Our web site address is http://www.kongzhong.com. Information contained on our web site does not constitute a part of this prospectus. Our agent for service of process is CT Corporation System at 111 Eighth Avenue, New York, New York 10011.

THE OFFERING

Unless otherwise indicated, information in this prospectus assumes that the underwriters will not exercise the over-allotment option to purchase additional American Depositary Shares, or ADSs. See “Underwriting.”

The Offering	10,000,000 ADSs, representing 400,000,000 ordinary shares.

ADSs	Each ADS represents 40 ordinary shares that will be held by Citibank, N.A., as depositary. At the request of our investors or their representatives, the ADSs will be evidenced by American Depositary Receipts, or ADRs. As an ADR holder, you will not be treated as one of our shareholders. You will have rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the shares underlying the ADRs. The depositary will pay you the cash dividends or other distributions it receives on shares after deducting fees and expenses. You must pay a fee for each issuance or cancellation of an ADS, distribution of securities by the depositary or any other depositary service. You may turn in your ADRs at the depositary’s office and, after payment of some fees and expenses, the depositary will deliver the deliverable shares underlying your ADSs to you. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American depositary shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary Shares	Shares in our registered capital, par value of $0.0000005 per share.

Over-allotment Option	To the extent that the underwriters sell more than 10,000,000 ADSs, they have the option to purchase up to an additional 1,500,000 ADSs from us at the initial public offering price less underwriting discounts and commissions.

Price per ADS in the Offering	We currently estimate that the initial public offering price per ADS will be between $10 and $12. The initial public offering price per ADS is payable in U.S. dollars.

Use of Proceeds	Our net proceeds from this offering are expected to be approximately $80 million (assuming an initial public offering price of $11, the mid-point of the range shown on the front cover page). We anticipate using these net proceeds for acquisitions or investments in businesses that we believe are complementary to our existing business, product development, sales and marketing and general corporate purposes. See “Use of proceeds.” We will not receive any proceeds from the sale of ADSs by the selling shareholders.

Directed Share Program	At our request, the underwriters have reserved at the initial public offering price up to 5% of the ADSs for sale to certain of our business associates, friends and family of our employees and directors and other persons associated with us who have expressed an interest in purchasing our ADSs in this offering.

Risk Factors	See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

ADSs Offered by Us	8,000,000 ADSs

ADSs Offered by Our Selling Shareholders	2,000,000 ADSs

Ordinary Shares Outstanding After the Offering	1,370,000,000 ordinary shares.

ADS Equivalents Outstanding After the Offering	34,250,000 ADSs

Listing	We have received approval to have our ADSs included for quotation on the Nasdaq National Market.

Proposed Nasdaq Symbol for Our ADSs	“KONG”

CONVENTIONS

The information in this prospectus gives effect to the automatic conversion of all of our outstanding Series A convertible preferred shares, or Series A preferred shares, and Series B redeemable convertible preferred shares, or Series B preferred shares, into an aggregate of 581,000,000 ordinary shares, which conversion will occur concurrently with the consummation of this offering. In addition, unless specifically indicated otherwise or unless the context otherwise requires, the information in this prospectus gives effect to the 20-for-1 share split of our ordinary shares as effected on March 18, 2004.

The number of ordinary shares outstanding after this offering is based on the number of shares outstanding as of March 31, 2004 and does not include: (i) 86,120,000 ordinary shares subject to options outstanding, of which 18,045,000 were exercisable, as of March 31, 2004 and (ii) 18,880,000 additional ordinary shares that are reserved for issuance under our 2002 Equity Incentive Plan, or the 2002 Plan. See “Management— Stock options.”

Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made at the noon buying rate in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004, which was RMB8.2770 = $1.00.

We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

Summary consolidated financial and operating data

The following summary consolidated financial data should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. We commenced operations in May 2002. The summary consolidated statements of operations data for the period from May 6, 2002 to December 31, 2002, for the year ended December 31, 2003 and the three months ended March 31, 2004, and the summary consolidated balance sheet data as of December 31, 2002 and 2003 and March 31, 2004 set forth below are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Deloitte Touche Tohmatsu. Due to the relatively new and rapidly evolving nature of the wireless value-added services industry in China, the short history of our company and other factors affecting our business as described under “Risk factors,” our results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the			For the	For the
	period from		For the	three months	three months
	May 6, 2002 to		year ended	ended	ended
Consolidated statements of operations data	December 31, 2002		December 31, 2003	March 31, 2003	March 31, 2004

	(in thousands of U.S. dollars, except share and per share data)
Gross revenues	$200.3		$7,806.7	$703.0	$7,147.6
Cost of revenues	(84.3)		(2,284.0)	(146.5)	(2,239.0)

Gross profit	116.0		5,522.7	556.5	4,908.6

Operating expenses:
Product development	164.2		1,369.5	176.2	716.5
Sales and marketing	128.9		841.4	140.7	294.1
General and administrative	317.3		882.7	142.4	675.7
Amortization of deferred stock compensation	—		22.0	—	80.8

Total operating expenses	610.4		3,115.6	459.3	1,767.1

Income (loss) from operations	(494.4)		2,407.1	97.2	3,141.5
Other expenses	—		—	—	(0.7)
Interest income, net	0.5		1.0	(0.1)	1.3

Net income (loss) before income taxes	(493.9)		2,408.1	97.1	3,142.1
Income tax expense	—		—	—	—

Net income (loss)	$(493.9)		$2,408.1	$97.1	$3,142.1

Net income (loss) per share:
Basic	$0.00		$0.01	$0.00	$0.01

Diluted	$0.00	(1)	$0.00	$0.00	$0.00

Shares used in calculating net income (loss) per share:
Basic	415,547,794		469,000,000	469,000,000	469,000,000

Diluted	415,547,794	(1)	1,094,824,434	1,090,364,373	1,098,206,555

Pro forma net income (loss) per share (unaudited)
Basic	$0.00		$0.00	$0.00	$0.00

Diluted	$0.00	(1)	$0.00	$0.00	$0.00

Shares used in calculating pro forma net income (loss) per share
Basic	622,124,999		1,050,000,000	1,050,000,000	1,050,000,000

Diluted	622,124,999	(1)	1,094,824,434	1,090,364,373	1,098,206,555

Pro forma net income (loss) per ADS equivalent
Basic	$(0.03)		$0.09	$0.00	$0.12

Diluted	$(0.03)		$0.09	$0.00	$0.11

(1)	Anti-dilutive preferred shares and options were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2002, basic loss per share did not differ from diluted loss per share.

	As of

	December 31,	December 31,	March 31,	March 31,
Consolidated balance sheet data	2002	2003	2004	2004

				Pro forma
	(in thousands of U.S. dollars)		(unaudited)	(unaudited)(1)
Cash and cash equivalents	$2,646.2	$3,742.6	$5,736.2	$5,736.2
Accounts receivable	$132.3	$1,703.9	$3,268.8	$3,268.8
Property and equipment, net	$251.0	$848.5	$1,104.2	$1,104.2
Total assets	$3,101.3	$6,567.5	$10,518.1	$10,518.1
Total current liabilities	$75.0	$1,047.3	$1,654.4	$1,654.4
Series B redeemable convertible preferred shares	$2,970.0	$2,970.0	$2,970.0	$—
Total shareholders’ equity	$56.3	$2,550.1	$5,772.9	$8,742.9
Total liabilities and shareholders’ equity	$3,101.3	$6,567.5	$10,518.1	$10,518.1

(1)	The unaudited pro forma balance sheet information as of March 31, 2004 assumes the conversion upon completion of the initial public offering of all shares of convertible preferred shares outstanding as of March 31, 2004 into ordinary shares.

	For the		For the
	period from	For the	three months
	May 6, 2002 to	year ended	ended
Operating data	December 31, 2002	December 31, 2003	March 31, 2004

	(in thousands)
2.5G(1)
Subscriptions(2)	351.6	9,021.3	5,508.0
Downloads(3)	—	2,722.1	2,334.2
2G(4)
Subscriptions(2)	50.0	1,925.4	2,194.2
Downloads(3)	800.0	6,127.4	1,634.6
Total
Subscriptions(2)	401.6	10,946.7	7,702.3
Downloads(3)	800.0	8,849.5	3,968.8

(1)	Includes WAP, MMS and JavaTM. We began to provide WAP, MMS and JavaTM services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(2)	Total number of paid monthly subscriptions in the relevant period.

(3)	Total number of paid downloads in the relevant period, excluding downloads made pursuant to subscriptions.

(4)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

Summary unaudited consolidated quarterly financial and operating data

The following summary unaudited consolidated quarterly financial data should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. The summary unaudited consolidated quarterly financial data for each of the periods presented below were derived from our management financial information, which was prepared on substantially the same basis as our audited consolidated financial statements and includes all adjustments that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Due to the relatively new and rapidly evolving nature of the wireless value-added services industry in China, the short history of our company and other factors affecting our business as described under “Risk factors,” our results of operations in any period are not necessarily indicative of the results that may be expected for any future periods.

	For the three months ended

	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
Consolidated statements of operations data	2002(1)	2002	2002	2003	2003	2003	2003	2004

	(in thousands of U.S. dollars)

Gross revenues	$—	$43.2	$157.1	$703.0	$1,226.4	$2,030.8	$3,846.5	$7,147.6
Cost of revenues	—	(18.2)	(66.1)	(146.5)	(330.7)	(651.1)	(1,155.7)	(2,239.0)

Gross profit	—	25.0	91.0	556.5	895.7	1,379.7	2,690.8	4,908.6

Operating expenses:
Product development	(27.6)	(37.1)	(99.5)	(176.2)	(271.3)	(390.2)	(531.8)	(716.5)
Sales and marketing	(7.1)	(15.0)	(106.8)	(140.7)	(212.6)	(203.7)	(284.4)	(294.1)
General and administrative	(44.6)	(70.2)	(202.5)	(142.4)	(175.0)	(262.7)	(302.6)	(675.7)
Amortization of deferred stock compensation	—	—	—	—	—	(8.8)	(13.2)	(80.8)

Total operating expenses	(79.3)	(122.3)	(408.8)	(459.3)	(658.9)	(865.4)	(1,132.0)	(1,767.1)
Income (loss) from operations	(79.3)	(97.3)	(317.8)	97.2	236.8	514.3	1,558.8	3,141.5
Other expenses	—	—	—	—	—	—	—	(0.7)
Interest income, net	0.2	—	0.3	(0.1)	(0.3)	0.7	0.7	1.3

Net income (loss) before income taxes	(79.1)	(97.3)	(317.5)	97.1	236.5	515.0	1,559.5	3,142.1
Income tax expense	—	—	—	—	—	—	—	—

Net income (loss)	$(79.1)	$(97.3)	$(317.5)	$97.1	$236.5	$515.0	$1,559.5	$3,142.1

	For the three months ended

	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
Other consolidated financial data	2002(1)	2002	2002	2003	2003	2003	2003	2004

Gross margin	—	57.9%	57.9%	79.2%	73.0%	67.9%	70.0%	68.7%
Net margin	—	(225.2)%	(202.1)%	13.8%	19.3%	25.4%	40.6%	44.0%

	For the three months ended

	March 31, 2003		June 30, 2003

		Percentage		Percentage
		of total		of total
Other consolidated financial data	Amount	revenue	Amount	revenue

2.5G(2)	$346.0	49%	$914.9	75%
Subscriptions	$346.0	49%	$848.8	69%
Downloads	$0	0%	$66.1	5%
2G(5)	$357.0	51%	$311.5	25%
Subscriptions	$171.3	24%	$253.0	21%
Downloads	$185.7	26%	$58.5	5%
Total Revenue	$703.0	100%	$1,226.4	100%
Subscriptions	$517.3	74%	$1,101.8	90%
Downloads	$185.7	26%	$124.6	10%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three months ended

	September 30, 2003		December 31, 2003		March 31, 2004

		Percentage		Percentage		Percentage
		of total		of total		of total
Other consolidated financial data	Amount	revenue	Amount	revenue	Amount	revenue

2.5G(2)	$1,604.6	79%	$3,090.5	80%	$5,244.4	73%
Subscriptions	$1,484.8	73%	$2,651.2	69%	$4,806.6	67%
Downloads	$119.8	6%	$439.3	11%	$437.8	6%
2G(5)	$426.2	21%	$756.0	20%	$1,903.2	27%
Subscriptions	$349.9	17%	$675.0	18%	$1,824.8	26%
Downloads	$76.3	4%	$81.0	2%	$78.4	1%
Total Revenue	$2,030.8	100%	$3,846.5	100%	$7,147.6	100%
Subscriptions	$1,834.7	90%	$3,326.2	86%	$6,631.4	93%
Downloads	$196.1	10%	$520.3	14%	$516.2	7%

	For the three months ended

	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
Operating data	2002(1)	2002	2002	2003	2003	2003	2003	2004

	(in thousands)

2.5G(2)
Subscriptions(3)	—	40.0	311.6	1,042.2	1,674.5	2,594.5	3,710.2	5,508.0
Downloads(4)	—	—	—	—	276.3	674.0	1,771.7	2,334.2
2G(5)
Subscriptions(3)	—	—	50.0	253.0	303.7	402.5	966.2	2,194.2
Downloads(4)	—	100.0	700.0	2,068.5	826.6	1,805.1	1,427.2	1,634.6
Total
Subscriptions(3)	—	40.0	361.6	1,295.2	1,978.2	2,997.0	4,676.4	7,702.3
Downloads(4)	—	100.0	700.0	2,068.5	1,103.0	2,479.1	3,198.9	3,968.8

(1)	We commenced operations in May 2002.

(2)	Includes WAP, MMS and JavaTM. We began to provide WAP, MMS and JavaTM services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(3)	Total number of paid monthly subscriptions in the relevant period.

(4)	Total number of paid downloads in the relevant period, excluding downloads made pursuant to subscriptions.

(5)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

Risk factors

You should carefully consider each of the risks described below and all of the other information in this prospectus before deciding to invest in our ADSs. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In such an event, the trading price of our ADSs could decline and you might lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

We depend on China Mobile for substantially all of our revenue, and any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our business operations and the loss of substantially all of our revenues.

We derive substantially all of our revenues from the provision of wireless value-added services. We rely on the networks and gateways of China Mobile Communications Corporation, or China Mobile, which has the largest mobile subscriber base in the world, to deliver our services. For each of the two years ended December 31, 2002 and 2003, we derived substantially all of our revenues from our cooperation arrangements with China Mobile.

Through Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, we have entered into a series of cooperation agreements with China Mobile and a number of its provincial subsidiaries to provide wireless value-added services through China Mobile’s networks. Pursuant to our agreements with China Mobile and its provincial subsidiaries, these mobile operators bill and collect fees from mobile phone users for the wireless value-added services we provide.

Our agreements with China Mobile or its subsidiaries are generally for terms of one year or less and approximately 40% of them do not have automatic renewal provisions. We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion the renewal or new contract can be delayed by periods of one month or more.

If China Mobile ceases to continue to cooperate with us, it will be difficult to find replacement operators with the requisite licenses and permits and comparable infrastructure and customer base to offer our existing wireless value-added services business. In addition, our existing customer base consists almost entirely of subscribers to China Mobile’s mobile telephone services. It is unlikely that such customers would continue to use our services if they are not available through China Mobile.

Due to our reliance on China Mobile for our wireless value-added services, any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our business operations, the loss of substantially all of our revenue and a material adverse effect on our financial condition and results of operations.

The termination or alteration of our cooperation agreements with China Mobile and its subsidiaries would materially and adversely impact our business operations and financial conditions.

Our negotiating leverage with China Mobile is limited given its leading market position. Our revenue and profitability could be materially adversely affected if China Mobile decides to change its transmission fees or its service fees. In addition, China Mobile or its subsidiaries could impose monetary penalties upon us or even terminate cooperation with us under the cooperation agreements with us, for a variety of reasons, such as the following:

➢	if we fail to achieve the performance standards established by the applicable operator from time to time,

Risk factors

➢	if we breach certain provisions under the agreements, which include, in many cases, the obligation not to deliver content that violates the operator’s policies and applicable law, or

➢	if the operator receives a high level of customer complaints about our services.

Due to our dependence on our relationship with China Mobile and its subsidiaries, any termination or material alteration of our cooperation agreements with China Mobile and its subsidiaries would materially and adversely impact our business operations and financial conditions.

Significant changes in policies or guidelines of China Mobile with respect to services provided by us may result in lower revenue or additional costs for us and materially adversely affect our financial condition or results of operations.

China Mobile may from time to time issue policies or guidelines, requesting or stating its preference for certain actions to be taken by all wireless value-added service providers using its networks. Due to our reliance on China Mobile, a significant change in its policies or guidelines may have a material effect on us. For example, in an effort to improve customer satisfaction, China Mobile recently revised its billing policies to request all wireless value-added service providers to confirm the subscription status of those users who have not been active in the past three months. Such change in policies or guidelines may result in lower revenues or additional operating costs for us, and we cannot assure you that our financial condition and results of operation will not be materially adversely affected by any policy or guideline change by China Mobile in the future.

Our dependence on the substance and timing of the billing systems of China Mobile and its subsidiaries may require us to estimate portions of our reported revenue for wireless value-added services. As a result, subsequent adjustments may have to be made to our wireless value-added services revenue in our financial statements.

As we do not bill our wireless value-added services users directly, we depend on the billing systems and records of the mobile operators, including China Mobile and its subsidiaries, to record the volume of our wireless value-added services provided, charge our users, collect payments and remit to us our portion of the fees. We generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the mobile operators.

We internally tabulate the value of a wireless value-added service provided based on delivery confirmations sent to us by the networks of the mobile operators with respect to each delivery of our services to a user within 72 hours of delivery and record revenues based solely on the monthly statements provided to us by the mobile operators. Generally, within 30 days after the end of each month, statements from the mobile operators confirming the value of our services they billed to users in the month will be delivered to us, and within 30 days after that the mobile operators will pay us for the services, net of their service and transmission fees. However, on occasion such statements for particular operators may be delayed by up to 90 days or more. There has historically been a discrepancy, of approximately 10% in both 2003 and the first quarter of 2004, between the value that we internally tabulate based upon delivery confirmations and the value that we are entitled to receive based on the monthly statements provided by the mobile operators. This discrepancy arises for various reasons, including late notification of delinquent customers, our customer database being out of synchronization with those of mobile operators, duplicate billing and delivery failure. In future periods, we may release our unaudited quarterly financial statements to the market. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues for which we will not have received monthly statements. Our internal estimates will be based on our own internal tabulation of expected revenues from services provided. As the internal tabulation may not be entirely consistent

Risk factors

with the actual revenues confirmed by the monthly statements that we eventually receive, we would multiply our internal tabulation of expected revenue from mobile operators from whom we have not received monthly statements by a realization factor applicable to the relevant mobile operator and service and determined according to the average discrepancy over the previous 12 months between our internal tabulations of expected revenues and the actual revenues based on the monthly statements. As a result, we may overstate or understate our revenue for the relevant reporting period. Any difference between our estimated and actual revenue may result in subsequent adjustments to our revenue reported in our financial statements.

We have a limited operating history, which may make it difficult for you to evaluate our business.

We were incorporated in May 2002. As our operating history is limited, the revenue and income potential of our business and markets are unproven. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

➢	maintain our current, and develop new, cooperation arrangements upon which our business depends;

➢	increase the number of our users by expanding the type, scope and technical sophistication of the content and services we offer;

➢	respond effectively to competitive pressures;

➢	increase awareness of our brand and continue to build user loyalty; and

➢	attract and retain qualified management and employees.

We cannot predict whether we will meet internal or external expectations of our future performance. If we are not successful in addressing these risks and uncertainties, our business, financial condition and results of operations may be materially adversely affected.

We have only recently attained profitability, and our historical financial information may not be representative of our future results of operations.

We have only attained profitability since the first quarter of 2003. We have experienced growth in our business in recent periods in part due to the growth in China’s wireless value-added services industry, which may not be representative of future growth or sustainable. We cannot assure you that our historical financial information is indicative of our future operating or financial performance, or our profitability will be sustained.

We depend on our key personnel and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Yunfan Zhou and Nick Yang, our founders and senior officers, in our business operations, and their personal relationships with our other significant shareholders, employees, the regulatory authorities, our clients, our suppliers, the mobile operators and Beijing AirInbox and Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, our operating companies. If Yunfan Zhou or Nick Yang, or both of them, become unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company in contravention of their employment agreements, we may not be able to replace them easily, our business may be

Risk factors

significantly disrupted and our financial condition and results of operations may be materially adversely affected. We do not currently maintain key-man life insurance for any of our key personnel.

Each of Yunfan Zhou and Nick Yang was a party to an employment agreement with Sohu.com Inc. that restricted him during the period of his employment with Sohu.com Inc. and for a period of one year after the termination of such employment from (i) participating or otherwise being involved in any entity that operates an Internet portal in China without the prior written authorization of Sohu.com Inc. and (ii) soliciting or hiring any employee of Sohu.com Inc or soliciting business on behalf or for the benefit of any entity that operates an Internet portal in China from any customer, supplier or business partner of Sohu.com Inc. After their resignation from Sohu.com Inc. in March 2002 and incorporation of our company in May 2002, Messrs. Zhou and Yang received claims made by Sohu.com Inc. in respect of breaches by them of these restrictions. We are not aware of any further claims or legal proceedings initiated or threatened by Sohu.com Inc. against Yunfan Zhou, Nick Yang or us. However, we cannot assure you that Sohu.com Inc. would not bring any claims or legal proceedings against Yunfan Zhou, Nick Yang or us in the future.

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties.

In December 2001, in order to comply with China’s commitments with respect to its entry into the World Trade Organization, or WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate ownership interest of a foreign investor in a foreign-funded telecommunications enterprise that provides value-added telecommunications services, including Internet content services, shall not exceed 50%.

We and our subsidiary, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, are considered as foreign persons or foreign-invested enterprises under PRC laws. As a result, we operate our wireless value-added services in China through Beijing AirInbox, which is owned by PRC citizens. In addition, we have recently set up Beijing Boya Wuji, which is also owned by PRC citizens, to operate our wireless value-added services through mobile operators other than China Mobile. We do not have any equity interest in these operating companies and instead enjoy the economic benefit of them through contractual arrangements, including agreements on provision of loans, provision of services, license of intellectual property, and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues. They also hold the licenses and approvals that are essential to our business.

There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including but not limited to the laws and regulations governing the validity and enforcement of our contractual arrangements. Accordingly, we cannot assure you that PRC regulatory authorities will not determine that our contractual arrangements with Beijing AirInbox and Beijing Boya Wuji violate PRC laws or regulations.

Risk factors

If we or our operating companies were found to violate any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

➢	levying fines;

➢	confiscating our or our operating companies’ income;

➢	revoking our or our operating companies’ business license;

➢	shutting down the servers or blocking our or our operating companies’ web sites;

➢	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China;

➢	requiring us to restructure our ownership structure or operations; and/or

➢	requiring us or our operating companies to discontinue our wireless value-added services business.

Any of these or similar actions could cause significant disruptions to our business operations or render us unable to conduct our business operations and may materially adversely affect our business, financial condition and results of operations.

Our contractual arrangements with Beijing AirInbox and Beijing Boya Wuji may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services and Internet content services. As a result, we conduct substantially all of our operations and generate substantially all of our revenues through Beijing AirInbox and Beijing Boya Wuji pursuant to a series of contractual arrangements with them and their respective shareholders. These agreements may not be as effective in providing control over our operations as direct ownership of these businesses. In particular, our operating companies could fail to perform or make payments as required under the contractual agreements, and we will have to rely on the PRC legal system to enforce these agreements, which we cannot be sure would be effective.

Rapid growth and a rapidly changing operating environment may strain our limited resources.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations. Our product development, customer service and sales and marketing in particular are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt China Mobile to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

➢	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as the third generation, or 3G, are introduced,

➢	effectively maintain our relationships with China Mobile,

Risk factors

➢	expand the percentage of our revenues which are recurring and are derived from monthly subscription- based services,

➢	enter into and maintain relationships with desirable content providers,

➢	continue training, motivating and retaining our existing employees and attract and integrate new employees, including into our senior management,

➢	develop and improve our operational, financial, accounting and other internal systems and controls, and

➢	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

We may face increasing competition, which could reduce our market share and materially adversely affect our financial condition and results of operations.

The PRC wireless value-added services market has seen increasingly intense competition. China Mobile’s listed subsidiary, China Mobile (Hong Kong) Limited, reported in its 2003 annual results announcement that over 880 service providers supply content and services for its MonternetTM network in 2003. We compete with these companies primarily on the basis of brand, type and timing of service offerings, content, users as well as business partner and channel relationships. We also compete for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have greater access to capital markets, more human and financial resources than we do, and a longer operating history than us. For instance, Internet portals providing wireless value-added services may have an advantage over us with their more established brand names, user base and Internet distribution channels. Furthermore, our competitors may be able to offer a broader range of products and services than we are presently able to offer.

We are facing increasing competition as additional service providers develop new technology and cooperation relationships with key business partners. Our primary competitors in the advanced second generation, or 2.5G, wireless value-added services market in China include Internet portals as well as wireless value-added service providers focused on 2.5G services. Our competitors that hold significant market shares in wireless access protocol, or WAP, are Beijing Mobile Navi Information Technology Services Company, TOM Online Inc., Shenzhen Xuntian Telecommunication Technology Ltd. and Tencent Technology Limited’s Mobile QQ, and our competitors that hold significant market shares in multimedia messaging services, or MMS, are TOM Online Inc., Sina Corporation, NetEase.com Inc. and Sohu.com Inc.

Competition is particularly intense in China’s second generation, or 2G, based wireless value-added services market as the barriers to entry are relatively low compared to the 2.5G market, resulting in a much higher number of wireless value-added service providers. Our primary competitors in this market include Internet portals. Our competitors that hold significant market shares in this market are Tencent Technology Limited’s Mobile QQ, Sina Corporation, Sohu.com Inc., TOM Online Inc. and NetEase.com Inc.

We may need additional capital and may not be able to obtain such capital on acceptable terms.

Capital requirements are difficult to plan in our rapidly changing industry. We currently expect that we will need capital to fund our future acquisitions, service development, technological infrastructure and sales and marketing activities.

Risk factors

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

➢	investors’ perceptions of, and demand for, securities of telecommunications value-added services companies;

➢	conditions of the U.S. and other capital markets in which we may seek to raise funds;

➢	our future results of operations, financial condition and cash flows;

➢	PRC governmental regulation of foreign investment in value-added telecommunications companies;

➢	economic, political and other conditions in China; and

➢	PRC governmental policies relating to foreign currency borrowings.

Any failure by us to raise additional funds on terms favorable to us, or at all, may have a material adverse effect on our business, financial condition and results of operations. For example, we may not be able to carry out parts of our growth strategy to acquire assets, technologies and businesses that are complementary to our existing business or necessary to maintain our growth and competitiveness.

The dividends and other distributions on equity we may receive from our subsidiary are subject to restrictions under PRC law or agreements that it may enter into with third parties.

We are a holding company. Our wholly-owned subsidiary, KongZhong Beijing, has entered into contractual arrangements with Beijing AirInbox and Beijing Boya Wuji, through which we conduct our wireless value-added activities and receive substantially all of our revenues in the form of service fees. We rely on dividends and other distributions on equity paid by our subsidiary and service fees from Beijing AirInbox and Beijing Boya Wuji for our cash requirements in excess of any cash raised from investors and retained by us. If our subsidiary incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, PRC law requires that payment of dividends by our subsidiary can only be made out of its net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is also required to set aside no less than 10% of its after-tax net income each year to fund certain reserve funds unless such reserve funds have reached 50% of the registered capital of our subsidiary, and these reserves are not distributable as dividends. See note 12 to our historical consolidated financial statements included in this prospectus. Any limitation on the payment of dividends by our subsidiary could materially adversely affect our ability to grow, fund investments, make acquisitions, pay dividends, and otherwise fund and conduct our business.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important to our business, and any unauthorized use of such intellectual property by third parties may adversely affect our business and reputation. We rely on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the Internet and wireless value-added related industries in China is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Risk factors

Due to the manner in which we obtain, collect, produce and aggregate content and applications for our wireless value-added services, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. For example, if we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims, even if they do not result in liability. We have not purchased liability insurance for these types of claims.

We may not be able to register the Chinese name of our service mark “KongZhong Network” in China, and we may not be able to effectively prevent its unauthorized use by third parties.

The Chinese name of our service mark “KongZhong Network” may be deemed a generic term under existing PRC trademark laws and regulations, which prohibit registration of generic terms as trademarks or service marks. We are in the process of applying for registration of the Chinese name of “KongZhong Network” as our service mark. Our applications, however, may not be accepted and we may not be able to register the Chinese name of “KongZhong Network” as a service mark in China. As a result, we may not be able to effectively prevent the unauthorized use of the Chinese name of our service mark, “KongZhong Network”, and our brand name and reputation may be adversely affected by such unauthorized use.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our core wireless value-added services business. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management, in particular to ensure that the acquisition does not disrupt our relationships with the mobile operators, or affect our users’ opinion of our services and customer support and is effectively integrated with our existing operations and wireless value-added services. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers as a result of integration of new businesses. Given the sophisticated technologies used in the wireless value-added services industry, the successful, cost-effective integration of other businesses’ technology platforms and services into our own would also be a critical, and highly complex, aspect of any acquisition.

We have limited business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Risk factors

RISKS RELATING TO OUR INDUSTRY

Our ability to generate revenues could suffer if the PRC market for advanced wireless value-added services does not develop as anticipated.

The wireless value-added services market in China has evolved rapidly over the past four years, with the introduction of new and advanced services, development of consumer preferences, market entry by new competitors and adaptation of strategies by existing competitors. Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, as well as composition and growth, of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that wireless users will be willing to pay for our services or whether users will have concerns about security, reliability, cost and quality of service associated with advanced wireless value-added services. If acceptance of our advanced wireless value-added services is different than anticipated, our ability to maintain or increase our revenue and net income could be materially and adversely affected.

The laws and regulations governing the wireless value-added telecommunications and Internet industry in China are developing and subject to future changes. Substantial uncertainties exist as to the interpretation and implementation of those laws and regulations.

Although wireless value-added services are subject to general regulation regarding telecommunications services, we believe that currently, there are no PRC laws at the national level specifically governing wireless value-added services, such as our services related to WAP, MMS, short messaging services, or SMS, JavaTM, interactive voice response, or IVR, and color ring back tones, or CRBT.

Beijing AirInbox operates Internet web sites in China, which constitute one of the channels through which our services are offered. In recent years, the PRC government has begun to promulgate laws and regulations applicable to Internet-related services and activities, many of which are relatively new and untested and subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council, the Ministry of Information Industry, or MII, the State Administration of Industry and Commerce, or SAIC, and the Ministry of Public Security, are empowered to issue and implement rules to regulate certain aspects of Internet-related services and activities. Furthermore, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. As the Internet industry itself is at an early stage of development in China, there will likely be new laws and regulations promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future PRC Internet laws and regulations.

Beijing AirInbox has obtained various value-added telecommunications services licenses for the provisions of its services. In addition, it is in the process of applying for a trans-regional value-added telecommunications license with the MII, in order to provide services in multiple provinces, autonomous regions and municipalities. In addition, Beijing Boya Wuji is in the process of applying for certain licenses required for its services. We cannot assure you that we will obtain these licenses or that the regulatory authorities will not take any action against us if we fail to obtain them. If Beijing AirInbox or Beijing Boya Wuji fails to obtain or maintain any of the required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our operations and materially and adversely affect our financial condition and results of operations.

Risk factors

The PRC government or the telecommunications operators may prevent us from distributing, and we may be subject to liability for content that any of them believes is inappropriate.

China has promulgated regulations governing telecommunications service providers, Internet access and the distribution of news and other information. In the past, the PRC government has stopped the distribution of information over the Internet that it believes to violate Chinese law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory.

The telecommunications operators also have their own policies that restrict the distribution by wireless value-added service providers of content they deem inappropriate. For instance, they have punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the mobile operators to the offending service provider, forfeiture of fees owed by the mobile operators to the offending service provider and suspension of the service on the mobile operators’ networks. Accordingly, even if we comply with PRC governmental regulations relating to licensing and foreign investment restrictions, if the PRC government or the mobile operators were to take any action to limit or prohibit the distribution of information we provide or to limit or regulate any current or future content or services available to our users, our revenues could be reduced and our reputation harmed.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. Major risks involved in such network infrastructure include, among others, any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

Our network systems are vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our services or deterioration in the quality of access to our services could reduce our user satisfaction and competitiveness. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

The growth of our business may be adversely affected due to public concerns over the security and privacy of confidential user information.

The growth of our business may be inhibited if the public concern over the security and privacy of confidential user information transmitted over the Internet and wireless networks is not adequately addressed. Our services may decline and our business may be adversely affected if significant breaches of network security or user privacy occur.

Risk factors

RISKS RELATING TO THE PEOPLE’S REPUBLIC OF CHINA

Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as government policies, could affect our business. The PRC economy differs from the economies of most developed countries in many respects.

According to Global Insight, since 1978, China has been one of the world’s fastest-growing economies in terms of gross domestic product, or GDP, growth. We cannot assure you, however, that such growth will be sustained in the future. Moreover, the recent slowdown in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in China.

The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that China’s economic, political or legal systems will not develop in a way that is detrimental to our business, results of operations and prospects.

Any future outbreak of Severe Acute Respiratory Syndrome or any other epidemic in China may have a material adverse effect on our business operations, financial condition and results of operations.

From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that SARS had been contained. However, in recent months, a few new cases of SARS have been reported in Asia. An outbreak in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or partners, which may severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS or any other epidemic.

Risk factors

Government control of currency conversion may adversely affect our financial condition and results of operations.

We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to meet our foreign currency obligations including, among others, payment of dividends declared, if any, in respect of our ordinary shares.

Under China’s existing foreign exchange regulations, our subsidiary, KongZhong Beijing, is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions under the capital accounts of our subsidiary, KongZhong Beijing, and Beijing AirInbox and Beijing Boya Wuji continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the State Administration of Foreign Exchange, or SAFE. In particular, if KongZhong Beijing borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance KongZhong Beijing by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. In addition, if we finance Beijing AirInbox or Beijing Boya Wuji by loans, we must obtain approval from SAFE. These limitations could affect the ability of KongZhong Beijing, Beijing AirInbox and Beijing Boya Wuji to obtain foreign exchange through debt or equity financing.

Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable. Any devaluation of the Renminbi, however, may adversely affect the value of, and dividends, if any, payable on, our ordinary shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us, and foreign investors, including you. In addition, the PRC government may enact new laws or amend current laws that may be detrimental to our current contractual arrangements with Beijing AirInbox and Beijing Boya Wuji, which may in turn have a material adverse effect on our business operations.

Risk factors

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

We are a company incorporated under the laws of the Cayman Islands, and our subsidiary and substantially all of our assets are located outside the United States. In addition, some of our directors and officers and their assets are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

Our PRC legal counsel, Llinks Law Office, has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other western countries. As a result, recognition and enforcement in China of judgments of a court obtained in those jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See “Enforceability of civil liabilities.”

We have been advised by Maples and Calder Asia, our Cayman Islands legal advisers, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon certain of the civil liability provisions of the securities laws of the United States or any State thereof and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon certain of the civil liability provisions of the securities laws of the United States or any State thereof, if and to the extent that such provisions are penal in nature. However, in the case of laws that are not penal in nature, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will generally recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits. A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

RISKS RELATING TO OUR ADSs

If an active trading market for our ADSs does not develop, the price of our ADSs may suffer and may decline below the initial offering price.

There is no public market for our ADSs or our ordinary shares underlying the ADSs prior to this offering. If an active public market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be adversely affected. We have applied to have our ADSs approved for quotation on the Nasdaq National Market. We can provide no assurances that a liquid public market for our ADSs will develop.

The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the price at which the ADSs are traded after this offering will not decline below the initial public offering price.

Sales of substantial amounts of ADSs in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the ADSs.

Upon completion of this offering, we will have 1,370,000,000 ordinary shares outstanding (including those represented by ADSs), of which 400,000,000 ordinary shares represented by 10,000,000 ADSs, or approximately 29.2%, will be publicly held by investors participating in this offering. The ADSs sold in this offering will be freely tradable in the United States without restriction or further registration under the Securities Act, and the ordinary shares held by our existing shareholders may be deposited into the ADS facility and sold in the public market in the future pursuant to, and subject to the restrictions contained in, Rule 144 under the Securities Act and the deposit agreement. If any

Risk factors

existing shareholders sell or are perceived as intending to sell a substantial number of our ordinary shares, the prevailing market price for our ADSs could be adversely affected.

You will experience immediate dilution in the book value of the ADSs that you purchase because the initial public offering price per ADS is higher than the net tangible book value per ADS.

The initial public offering price per ADS is higher than the net tangible book value per ADS prior to this offering. Therefore, when you purchase ADSs from this offering at the initial public offering price, you will incur an immediate dilution of $8.36 per ADS. If we issue additional ADSs, you may experience further dilution.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Under the terms of the ADSs and the deposit agreement, you have a general right to vote the ordinary shares underlying the ADSs that you hold. You may instruct the depositary bank, Citibank, N.A., to vote the ordinary shares underlying our ADSs, subject to the terms of the deposit agreement and only if we request Citibank to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying the ADSs. However, you may not receive voting materials in time to ensure that you are able to instruct Citibank to vote your shares or receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, Citibank and its agents may not be able to timely send out your voting instructions or carry out your voting instructions in the manner you have instructed. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. See “Description of American Depositary Shares— Voting rights.”

We are incorporated under Cayman Islands law and it may be difficult for you to protect your interests as a shareholder, as Cayman Islands law provides significantly less protection to investors when compared to the laws of the U.S., and your ability to protect your rights through the U.S. federal courts may be limited.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law (2003 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors or us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate shareholder derivative actions before the federal courts of the United States. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited. See “Description of share capital— Differences in corporate law,” where we explain that dissenting shareholders do not enjoy rights

Risk factors

comparable to appraisal rights upon the reconstruction and amalgamation of companies, and give more details with respect to shareholder suits.

If our dividend is declared and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

You will be taxed on the U.S. dollar value of your dividends at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

You may be subject to limitations on transfers of our ordinary shares.

Our ordinary shares are transferable subject to restrictions in our articles of association. However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share without assigning any reasons therefore. In addition, the registration of transfers may be suspended and the register closed as our board of directors may determine, for up to 45 days in any year.

RISKS RELATING TO THE OFFERING

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. In particular, the market prices for shares of Internet and technology-related companies often reach levels that may bear no established relationship to the operating performance of these companies. These broad market and industry factors may significantly affect the market prices of our ADSs, regardless of our actual operating performance. The market prices of our ADSs following the offering may be volatile.

Other factors that may affect the volatility in the price and trading volumes for our ADSs include:

➢	actual or anticipated fluctuations in our quarterly operating results;

➢	announcements of new services by us or our competitors;

➢	changes in financial estimates by securities analysts;

➢	conditions in the wireless value-added services market;

➢	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

➢	additions or departures of key personnel;

➢	potential litigation; or

➢	performance and fluctuation of the market prices of other PRC-related companies or technology companies which have securities listed or quoted in the U.S. market.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give you any assurance that these factors will not occur in the future.

Risk factors

We could be subject to potential liability arising out of a possible violation of the Securities Act in connection with statements contained in a press release issued by a third-party content provider which contained statements regarding and attributed to us.

On June 29, 2004, after the filing but before the effectiveness of the registration statement covering the ADSs being sold in the offering, Superscape Group plc, or Superscape, a United Kingdom-based producer of games for mobile phones, issued a press release regarding the signing of an agreement between Superscape and us whereby we will offer games produced by Superscape through China Mobile and other network operators in China. The press release contained statements, based in part on information supplied by our employees without authorization by our senior management, regarding our company, the mobile gaming market in China and our proposed initial public offering. Some of these statements contained in the press release are inconsistent with statements in this prospectus, relate to information not contained in the prospectus or are qualitative projections or forward-looking statements. Portions of the press release were subsequently reprinted by a number of news outlets, including AFX News Limited, China Business On-Line, PrimeZone Media Network, Company News Feed and NA Europe News Distribution Network. We strongly caution you not to consider any of the information contained in the press release and urge you not to make an investment decision without carefully considering the risks and other information contained in this prospectus.

The following is a summary of the statements contained in the press release issued by Superscape that are inconsistent with, or provide information not otherwise contained in, other parts of the prospectus or are forward-looking statements:

➢	The press release stated that our company was founded in March 2002. However, as disclosed under “Our corporate structure – Overview”, our company was incorporated in May 2002.

➢	The press release stated that our company became profitable by January 2003, with our MMS and wireless Internet revenue ranked number one among all the wireless service providers in China and that by January 2004, our company ranked number one in China in MMS, wireless Internet, and mobile games. In addition, the press release stated that our company is the number one supplier of games to China Mobile. However, as disclosed in our financial statements included in the prospectus, which do not provide monthly financial information, we became profitable in the first quarter of 2003. Further, as disclosed under “Prospectus summary – Our business” and “Business – Overview”, China Mobile ranked us as the number one wireless value-added service provider on its network specifically in terms of revenue for 2.5G wireless value-added services in 2003 and the first quarter of 2004. We do not claim to be the number one wireless service provider or mobile games provider overall in China.

➢	The press release indicated that we aimed to raise £100 million from our proposed initial public offering for further investment in wireless solutions. As disclosed under “Prospectus summary – The offering” and “Use of proceeds”, we estimate the net proceeds from the offering to be approximately $80 million (assuming an initial public offering price of $11 per ADS, the mid-point of the range shown on the front cover page) and anticipate using the net proceeds for acquisitions or investments in businesses that we believe are complementary to our existing business, product development, sales and marketing, and general corporate purposes.

➢	The press release included several statements attributed to Yunfan Zhou, our chief executive officer. These included a statement that the Chinese market will become the top mobile gaming market in the world with the largest number of mobile users. Although, as disclosed under “Industry overview – Overview – The telecommunications industry in China”, China is now the largest mobile telecommunications market in the world, the prospectus does not otherwise discuss the future position of China’s mobile gaming market. The qualitative projection about the future

Risk factors

position of China’s mobile gaming market is necessarily speculative in nature. This projection may not materialize, and the actual future position of China’s mobile gaming market may vary significantly from this projection and may change over time. Please see “Special note regarding forward-looking statements”. You should not regard the projection as a representation by us, the underwriters involved in the offering or any other person that the projected market position for China in mobile gaming will in fact be achieved. For this reason, you should only consider this projection after carefully evaluating all of the information in this prospectus, including the risks described in this section and throughout this prospectus.

If any of the statements included in the press release issued by Superscape were to constitute a violation by us of the Securities Act, investors who purchase our ADSs in the offering could have the right, for a period of one year from the date of their purchase of the ADSs, to obtain recovery of the consideration paid in connection with their purchase. We may be liable for up to the total value of the ADSs we sell. If any such liability were asserted, we would contest the claim vigorously.

Special note regarding forward-looking statements

These statements relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend,” “hope” and similar expressions in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our current expectations and beliefs concerning future events affecting us and are subject to risks, uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risks set forth in “Risk factors.”

Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur in the way we expect, or at all. We do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. Accordingly, you should not place undue reliance on any forward-looking information.

Our corporate structure

OVERVIEW

We were incorporated in May 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. Our founders, Yunfan Zhou and Nick Yang, each beneficially owns 27.4% of our company, while the remaining 45.2% is owned by 10 institutional and individual investors. See “Principal and selling shareholders.”

We conduct our business in China solely through our wholly-owned subsidiary, KongZhong Beijing. In order to meet domestic ownership requirements under PRC law, which restrict us and KongZhong Beijing, as a foreign or foreign-invested company, from operating in certain value-added telecommunications and Internet services, we have established Beijing AirInbox in China, which is wholly-owned by PRC citizens. We have also recently established Beijing Boya Wuji in China, which is also wholly-owned by PRC citizens. We do not have any equity interests in Beijing AirInbox or Beijing Boya Wuji, but instead enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

OUR CORPORATE STRUCTURE

The chart below sets forth our corporate and share ownership structure as of the date of this prospectus, after giving effect to this offering, and assuming that (i) all of our preferred shares are converted into ordinary shares and (ii) the underwriters do not exercise their over-allotment option.

Our corporate structure

(1)	Other investors include Global Lead Technology Limited, Draper Fisher Jurvetson ePlanet Ventures L.P., Draper Fisher Jurvetson ePlanet Partners Fund, LLC, Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG, Lucky Dragon Holdings Group Ltd., eGarden I, Calver Investments Limited, eGarden Ventures (HK), Ltd., Yin Alice Chau and CENO Investment Limited.

(2)	We provided loans to each of the shareholders of Beijing AirInbox for their equity contributions into the registered capital of Beijing AirInbox.

(3)	We do not have any ownership interest in Beijing AirInbox or Beijing Boya Wuji. We and our subsidiary, KongZhong Beijing, have entered into a series of contractual arrangements with these companies and their respective shareholders.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services. See also “Regulation.” To comply with PRC regulations, we conduct substantially all of our operations through Beijing AirInbox, which is 45% owned by Yang Cha, one of our employees, 42% by Songlin Yang, an uncle of our co-founder, Nick Yang, 10% by Yunfan Zhou, our co-founder and 3% by Zhen Huang, the wife of Nick Yang. We also established in March 2004 Beijing Boya Wuji, which is equally owned by each of Yunfan Zhou and Zhen Huang, to conduct our wireless value-added services through mobile operators other than China Mobile. We do not have any equity interest in Beijing AirInbox or Beijing Boya Wuji, but instead enjoy the economic benefits of these companies through a series of contractual

Our corporate structure

arrangements, which we and KongZhong Beijing have entered into with these companies and their respective shareholders as described below. For a description of each of these agreements, see “Related party transactions—Other related party agreements.”

As part of these contractual arrangements, we have entered into loan agreements with each of the shareholders of Beijing AirInbox, pursuant to which long-term loans were provided to each of these shareholders to be invested exclusively in Beijing AirInbox. Each shareholder has also agreed to repay these loans only in the form of a transfer of all of his or her interest in Beijing AirInbox to either KongZhong Beijing or our designees to the extent allowed by PRC law under certain circumstances. We currently do not plan to extend any additional loans to the shareholders of Beijing AirInbox or any loans to the shareholders of Beijing Boya Wuji in the future. See “Related party transactions— Other related party agreements.”

Beijing AirInbox and Beijing Boya Wuji and their respective shareholders have also entered into exclusive share option agreements with KongZhong Beijing. Pursuant to these agreements, each of the shareholders of Beijing AirInbox and Beijing Boya Wuji has granted an exclusive option to KongZhong Beijing or our designees to purchase all or part of such shareholder’s equity interest in Beijing AirInbox or Beijing Boya Wuji, as applicable, in accordance with PRC law, and has covenanted not to encumber such equity interest in any manner other than as permitted by KongZhong Beijing.

KongZhong Beijing has entered into certain business operation agreements with Beijing AirInbox and Beijing Boya Wuji and their respective shareholders. Pursuant to these agreements, Beijing AirInbox and Beijing Boya Wuji and their respective shareholders agreed to appoint individuals designated by KongZhong Beijing to the management team of Beijing AirInbox and Beijing Boya Wuji, and to refrain from taking certain actions that may materially affect these companies’ operations. Each of the shareholders of Beijing AirInbox and Beijing Boya Wuji has also executed an irrevocable power of attorney in favor of individuals designated by KongZhong Beijing. Pursuant to the powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in Beijing AirInbox or Beijing Boya Wuji.

KongZhong Beijing has entered into an exclusive technical and consulting services agreement with each of Beijing AirInbox and Beijing Boya Wuji. Pursuant to these exclusive technical and consulting services agreements, KongZhong Beijing provides technical and consulting services to Beijing AirInbox and Beijing Boya Wuji in exchange for services fees. Each of the shareholders of Beijing AirInbox and Beijing Boya Wuji also entered into equity pledge agreements with Beijing KongZhong, pursuant to which these shareholders pledged their interest in Beijing AirInbox and Beijing Boya Wuji, respectively, for the performance of these companies’ payment obligations under the respective exclusive technical and consulting services agreements.

KongZhong Beijing has entered into an exclusive trademark license agreement and domain name agreement with each of Beijing AirInbox and Beijing Boya Wuji. Pursuant to these agreements, KongZhong Beijing granted each of Beijing AirInbox and Beijing Boya Wuji a non-exclusive license to use its trademarks and domain names in exchange for a fee.

In the opinion of our PRC legal counsel, Llinks Law Office, the ownership structures of KongZhong Beijing, Beijing AirInbox and Beijing Boya Wuji, our contractual arrangements with these companies and their respective shareholders and the businesses and operations of these companies as described in this prospectus, are in compliance with all existing PRC laws and regulations and are enforceable in accordance with their terms and conditions. In addition, our PRC legal counsel is of the opinion that, with respect to Beijing AirInbox, no consent, approval or license, other than those already obtained, is required under any of the existing PRC laws and regulations for the effectiveness and enforceability of the ownership structures, contractual arrangements, businesses and operations of these companies except for a trans-regional value-added telecommunications services permit. As a newly incorporated

Our corporate structure

company, Beijing Boya Wuji is in the process of applying for certain licenses and permits that are necessary for its business. Nevertheless, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulations. See “Risk factors— Risks relating to our business— PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with Beijing AirInbox and Beijing Boya Wuji due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations,” and “—Our contractual arrangements with Beijing AirInbox and Beijing Boya Wuji may not be as effective in providing operational control as direct ownership of these businesses” and “Regulation.” As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Use of proceeds

We estimate we will receive net proceeds from the offering of approximately $80 million from the sale of 8,000,000 ADSs after deducting the underwriting discounts and expenses payable by us in the offering and assuming an initial public offering price of $11 per ADS. We will not receive any proceeds from the sale of ADSs by the selling shareholders. We currently intend to use the net proceeds to us as follows, though the allocation of the use of proceeds may change along with evolving business conditions and other management considerations:

➢	up to $40 million for acquisitions or investments in businesses that we believe are complementary to our existing business, although no acquisitions or investments are pending;

➢	up to $8 million for product development;

➢	up to $8 million for sales and marketing; and

➢	any remaining balance for general corporate purposes.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to use them for our working capital, to purchase U.S. Treasury debt securities and other short-term investment grade debt securities or to deposit the proceeds into interest-bearing bank accounts. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our ADSs. It is possible that we may become a passive foreign investment company, or PFIC, for United States federal income taxpayers, which could result in negative tax consequences to you. These consequences are described in more detail in “Taxation.”

Our industry is evolving rapidly and could cause significant and rapid changes to our strategies and business plans. Accordingly, the actual application of the proceeds may change. As new business opportunities arise or circumstances change, we may reallocate all or part of the net proceeds to other business plans or new projects or hold such funds in temporary investments.

Dividend policy

We currently intend to retain future earnings, if any, to finance our business and to fund growth and expansion of our business and, therefore, do not expect to pay any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our financial results, shareholders’ interests, general business conditions and strategies, capital requirements, contractual restrictions on the payment of dividends and any other conditions our board of directors deems relevant.

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars and paid to holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of ADSs by any means it deems legal and practical. Under the deposit agreement, the depositary is required to distribute dividends to the holders of ADS unless such distribution is prohibited by law or is impracticable. The amounts distributed to holders will be net of fees, expenses, taxes and other governmental charges payable by holders under the deposit agreement. See “Description of American Depositary Shares— Dividends and distributions.”

Dilution

Dilution is the amount by which the initial public offering price paid by purchasers of the ADSs offered hereby will exceed the pro forma net tangible book value per ADS after the offering. As of March 31, 2004, our pro forma net tangible book value per ADS was $0.33, or $0.01 per ordinary share. Net tangible book value per ordinary share represents our total tangible assets minus our total liabilities and liquidation values of our preferred shares, divided by the total number of ordinary shares outstanding as of March 31, 2004. Net tangible book value per ADS is equal to 40 times the net tangible book value per ordinary share. Our pro forma net tangible book value per ordinary share represents the amount of net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding Series A convertible preferred shares and Series B redeemable convertible preferred shares into our ordinary shares.

After giving effect to the sale of our ADSs offered in this offering (assuming an initial public offering price of $11 per ADS) and after deducting underwriting discounts and commissions and other estimated expenses of this offering, but without taking into account any other changes in such tangible book value after March 31, 2004, our net tangible book value per ADS would increase to $2.64 per ADS. This represents an immediate increase of $2.31 in net tangible book value per ADS to our existing shareholders and an immediate dilution of $7.59, or $8.36 before deducting underwriting discounts and commissions and other estimated expenses of this offering, per ADS equivalent to purchasers of our ADSs purchasing at the initial public offering price.

The following table illustrates the immediate dilution per ADS to new investors:

Assumed initial public offering price per ADS		$11.00
Pro forma net tangible book value per ADS as of December 31, 2003	$0.33
Increase in net tangible book value per ADS attributable to the sale of our ADSs	$2.31

Pro forma net tangible book value per ADS after this offering		$2.64

Dilution in net tangible book value per ADS to new investors		$8.36

The following table summarizes, on a pro forma basis as of March 31, 2004, the differences between existing shareholders and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid by existing shareholders and by new investors purchasing the ADSs in this offering assuming the initial public offering price of $11 per ADS and without giving effect to underwriting discounts and commissions and other estimated offering expenses payable by us.

	Ordinary
	Shares Purchased		Total Consideration		Average Price
					Per Ordinary	Average Price
	Number	%	Amount	%	Share	Per ADS

Existing shareholders	1,050,000,000	76.6%	$3,520,271	3.8%	$0.003	$0.13
New investors	320,000,000	23.4%	$88,000,000	96.2%	$0.275	$11.00

Total	1,370,000,000	100.0%	$91,520,271	100.0%

The foregoing discussion and table assumes no exercise of any outstanding stock options. As of March 31, 2004, there were stock options outstanding to purchase an aggregate of 86,120,000 ordinary shares, of which 18,045,000 were exercisable, at a weighted average exercise price of $0.0060 per share. If all these options had been exercised on March 31, 2004, before giving effect to

Dilution

this offering, our pro forma net tangible book value would have been approximately $0.33 per ADS, or $0.01 per ordinary share, the increase in net tangible book value attributable to new investors would have been $2.28 per ordinary share, or $0.06 per ADS, and the dilution in pro forma net tangible book value to new investors would have been $8.39 per ADS, or $0.21 per ordinary share.

Capitalization

The following table sets forth our capitalization as of March 31, 2004:

➢	on a pro forma basis reflecting conversion of outstanding Series A and Series B preferred shares; and

➢	on a pro forma as adjusted basis to reflect this offering, assuming an initial public offering price of $11 per ADS, which is the mid-point of the estimated price range of between $10 and $12, after deducting underwriting discounts and commissions and other estimated expenses payable by us in relation to the offering, as if such sale occurred, and assuming the underwriters do not exercise the over-allotment option.

Except as set forth below, there has been no material change in our consolidated capitalization since March 31, 2004.

This information should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Capitalization

	As of March 31, 2004

			Pro forma
	Actual	Pro forma	as adjusted

	(in thousands of U.S. dollars,
	except share data)
Minority interest	$120.8	$120.8	$120.8

Series B preferred shares, net of issuance costs of $30,000 ($0.0000005 par value; 350,000,000 shares authorized, 350,000,000 issued and outstanding in 2003; redeemable in 2007 at $0.0085715 per share) (nil issued and outstanding on a pro forma and pro forma as adjusted basis) (liquidation value $4,499,950)	$2,970.0	$—	$—

Shareholder’s equity:
Series A preferred shares ($0.0000005 par value; 231,000,000 shares authorized, 231,000,000 shares issued and outstanding in 2003) (nil issued and outstanding on a pro forma and pro forma as adjusted basis) (liquidation value $550,011)	$0.1	$—	$—
Ordinary shares ($0.0000005 par value; 999,419,000,000 shares authorized, 469,000,000 shares issued and outstanding in 2003) (1,050,000,000 shares issued and outstanding on a pro forma basis as of March 31, 2004)(1) (1,370,000,000 shares issued and outstanding on a pro forma as adjusted basis)	0.2	0.5	0.6
Additional paid-in capital	3,020.9	5,990.7	87,830.6
Deferred stock compensation	(2,303.2)	(2,303.2)	(2,303.2)
Accumulated other comprehensive loss	(1.5)	(1.5)	(1.5)
Retained earnings	5,056.4	5,056.4	5,056.4

Total shareholders’ equity	$5,772.9	$8,742.9	$90,582.9

(1)	The number of ordinary shares outstanding as of March 31, 2004 does not include: (i) 86,120,000 ordinary shares subject to options outstanding as of March 31, 2004 and (ii) 18,880,000 additional ordinary shares that are reserved for issuance under our 2002 Equity Incentive Plan, or the 2002 Plan.

Exchange rate information

We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB8.2770 = $1.00, the prevailing rate on March 31, 2004. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2 to our financial statements.

The People’s Bank of China sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB8.2766 = $1.00 on July 2, 2004. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate
	RMB per $1.00

Period	High	Low

December 2003	8.2772	8.2765
January 2004	8.2772	8.2767
February 2004	8.2773	8.2769
March 2004	8.2774	8.2767
April 2004	8.2772	8.2768
May 2004	8.2773	8.2768
June 2004	8.2768	8.2766

The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars for each of 1999, 2000, 2001, 2002, 2003 and 2004 (through June 30), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Average Noon
Buying
Rate
RMB per $1.00

1999	8.2785
2000	8.2784
2001	8.2772
2002	8.2772
2003	8.2771
2004 (through June 30, 2004)	8.2769

Selected consolidated financial and operating data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. The selected consolidated statements of operations data for the period from May 6, 2002 to December 31, 2002 and for the year ended December 31, 2003 and the three months ended March 31, 2004 (unaudited), and the selected consolidated balance sheet data as of December 31, 2002 and 2003 and March 31, 2004 (unaudited) set forth below are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared and presented in accordance with U.S. GAAP and audited by Deloitte Touche Tohmatsu. We commenced operations in May 2002. Due to the relatively new and rapidly evolving nature of the wireless value-added services industry in China, the short history of our company and other factors affecting our business as described under “Risk factors,” our results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the period from
	May 6, 2002 to		For the year ended	For the three months
Consolidated statements of operations data	December 31, 2002		December 31, 2003	ended March 31, 2004

	(in thousands of U.S. dollars)
Gross revenues	$200.3		$7,806.7	$7,147.6
Cost of revenues	(84.3)		(2,284.0)	(2,239.0)

Gross profit	116.0		5,522.7	4,908.6

Operating expenses:
Product development	164.2		1,369.5	716.5
Sales and marketing	128.9		841.4	294.1
General and administrative	317.3		882.7	675.7
Amortization of deferred stock compensation	—		22.0	80.8

Total operating expenses	610.4		3,115.6	1,767.1

Income (loss) from operations	(494.4)		2,407.1	3,141.5
Other expenses	—		—	(0.7)
Interest income, net	0.5		1.0	1.3

Net income (loss) before income taxes	(493.9)		2,408.1	3,142.1
Income tax expense	—		—	—

Net income (loss)	$(493.9)		$2,408.1	$3,142.1

Net income (loss) per share:
Basic	$0.00		$0.01	$0.01

Diluted	$0.00	(1)	$0.00	$0.00

Shares used in calculating net income (loss) per share:
Basic	415,547,794		469,000,000	469,000,000

Diluted	415,547,794	(1)	1,094,824,434	1,098,206,555

Pro forma net income (loss) per share (unaudited)
Basic	$0.00		$0.00	$0.00

Diluted	$0.00	(1)	$0.00	$0.00

Shares used in calculating pro forma net income (loss) per share
Basic	622,124,999		1,050,000,000	1,050,000,000

Diluted	622,124,999	(1)	1,094,824,434	1,098,206,555

Pro forma net income (loss) per ADS equivalent
Basic	$(0.03)		$0.09	$0.12

Diluted	$(0.03)		$0.09	$0.11

(1)	Anti-dilutive preferred shares and options were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2002, basic loss per share did not differ from diluted loss per share.

Selected consolidated financial data

	As of

Consolidated balance sheet data	December 31, 2002	December 31, 2003	March 31, 2004	March 31, 2004

				Pro forma
	(in thousands of U.S. dollars)			(unaudited)(1)
Cash and cash equivalents	$2,646.2	$3,742.6	$5,736.2	$5,736.2
Accounts receivable	$132.3	$1,703.9	$3,268.8	$3,268.8
Property and equipment, net	$251.0	$848.5	$1,104.2	$1,104.2
Total assets	$3,101.3	$6,567.5	$10,518.1	$10,518.1
Total current liabilities	$75.0	$1,047.4	$1,654.4	$1,654.4
Series B redeemable convertible preferred shares	$2,970.0	$2,970.0	$2,970.0	$—
Total shareholders’ equity	$56.3	$2,550.1	$5,772.9	$8,742.9
Total liabilities and shareholders’ equity	$3,101.3	$6,567.5	$10,518.1	$10,518.1

(1)	The unaudited pro forma balance sheet information as of March 31, 2004 assumes the conversion upon completion of the initial public offering of all shares of convertible preferred shares outstanding as of March 31, 2004 into ordinary shares.

	For the		For the
	period from	For the	three months
	May 6, 2002 to	year ended	ended
Other consolidated financial data	December 31, 2002	December 31, 2003	March 31, 2004

	(in thousands of U.S. dollars)
Net cash provided by (used in):
Operating activities	$(579.7)	$1,959.7	$2,243.7
Investing activities	$(292.4)	$(864.0)	$(370.8)
Financing activities	$3,520.3	$—	$120.8

	For the		For the
	period from	For the	three months
	May 6, 2002 to	year ended	ended
Operating data	December 31, 2002	December 31, 2003	March 31, 2004

	(in thousands)
2.5G(1)
Subscriptions(2)	351.6	9,021.3	5,508.0
Downloads(3)	—	2,722.1	2,334.2
2G(4)
Subscriptions(2)	50.0	1,925.4	2,194.2
Downloads(3)	800.0	6,127.4	1,634.6
Total
Subscriptions(2)	401.6	10,946.7	7,702.3
Downloads(3)	800.0	8,849.5	3,968.8

(1)	Includes WAP, MMS and JavaTM. We began to provide WAP, MMS and JavaTM services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(2)	Total number of paid monthly subscriptions in the relevant period.

(3)	Total number of paid downloads in the relevant period, excluding downloads made pursuant to subscriptions.

(4)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

Management’s discussion and analysis of financial condition

and results of operations

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes thereto and other information appearing elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk factors.”

OVERVIEW

We are the leading provider of 2.5G wireless interactive entertainment, media and community services to customers of China Mobile, which has the largest mobile subscriber base in the world. We primarily deliver our services through the more advanced 2.5G wireless standard. The higher transmission capacity of 2.5G allows users to access higher quality graphics and richer content and interactivity, in comparison with the 2G wireless standard. We also offer a range of services based on the 2G wireless standard. We deliver our 2.5G services through WAP, MMS and JavaTM technology platforms and our 2G services through SMS, IVR and CRBT technology platforms.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our gross revenues for the year ended December 31, 2003 were $7.8 million, whereas our gross revenues for the period from May 6, 2002 to December 31, 2002 were $0.2 million. Our net income for the year ended December 31, 2003 was $2.4 million, as compared to a net loss of $0.5 million for the period from May 6, 2002 to December 31, 2002. In the first quarter of 2004, our gross revenues and net income reached $7.1 million and $3.1 million, respectively, compared to gross revenues of $0.7 million and net income of $97,100 in the first quarter of 2003 and gross revenues of $3.8 million and net income of $1.6 million in the fourth quarter of 2003.

For each quarter since our founding, we have devoted significant resources to product development. We have steadily built up our product development team in order to analyze consumer demands and to expand the range of our service offerings to attract new customers and increase usage among our existing customers. The size of our product development team increased from 79 persons as of March 31, 2003 to 149 persons as of December 31, 2003 and to 201 persons as of March 31, 2004. We expect to remain committed in the coming year to enhancing our product development capabilities through a managed enlargement of our product development team while focusing on research for and development of proprietary technology and content.

We have also committed significant resources since our founding to building our sales and marketing team, which we believe has been crucial in promoting our brand and placing our services in the hands of users by building our relationships with mobile operators and distribution channels. The size of our sales, marketing and customer services team increased from 20 persons as of March 31, 2003 to 54 persons as of December 31, 2003 and to 78 persons as of March 31, 2004. In addition to growing our sales and marketing team, we have also participated in joint promotional arrangements to promote our brand and services. We expect our focus on sales and marketing efforts to continue in the coming year.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services and Internet content services. According to PRC laws and regulations, as of December 11, 2003, foreign investors are permitted to hold up to 50% of a company in China engaged in value-added telecommunications services.

Management’s discussion and analysis of financial condition and results of operations

However, uncertainty exists as to how these regulations will be implemented. The PRC government authorities are still in the process of drafting detailed rules with respect to the procedures for the application for and approval of establishing a foreign-invested value-added telecommunications services enterprise. As a result, we conduct substantially all of our operations through Beijing AirInbox, which is owned by PRC citizens. We have also recently established Beijing Boya Wuji, through which we intend to conduct operations with mobile operators other than China Mobile. We have entered into loan agreements with each of the shareholders of Beijing AirInbox, pursuant to which we provided interest-free loans to each of the shareholders of Beijing AirInbox for a term of 10 years, in an aggregate amount of $1.2 million (RMB$10 million) to be invested exclusively in Beijing AirInbox. We have also entered into a series of contractual arrangements with Beijing AirInbox, Beijing Boya Wuji and their shareholders, including the exclusive technical and consulting services agreements and trademark and domain name license agreements pursuant to which we are entitled to receive service and license fees. In addition, we have entered into equity pledge agreements with each of the shareholders of our operating companies, pursuant to which each of the shareholders pledged all of his or her interest in our operating companies to us as security for the performance by each of our operating companies of their obligations under the exclusive technical and consulting services agreements. As a result of these contractual arrangements, under U.S. GAAP, we are the primary beneficiary of the investments in our operating companies and we consolidate their results of operations in our consolidated financial statements. For a description of the PRC regulations restricting foreign ownership of companies that provide wireless value-added services and Internet content services in China, see “Regulation.” For a description of the contractual arrangements with our operating companies, see “Our corporate structure” and “Related party transactions.” For a discussion of the tax implications of charging service fees pursuant to the contractual arrangements with our operating companies, see “—Taxation.” For a description of the consolidation of our financial statements, see note 2 to the audited consolidated financial statements.

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as wireless value-added services.

The major factors affecting our results of operations and financial condition include:

➢	Growth of the wireless value-added services consumer market in China;

➢	Technological advancement of the mobile telecommunications market, including the adoption of 2.5G and subsequent standards of mobile handsets and networks, in China;

➢	Attractiveness and variety of our services;

➢	Change in the number, scope and terms of our cooperation arrangements with the mobile operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in China’s mobile telecommunications industry;

➢	Our product development efforts to capitalize on market opportunities; and

➢	Expansion of our marketing and promotion activities.

In particular, our business may be adversely affected if the terms or conditions of our contractual arrangements with mobile operators should change with regard to any particular type of service. In order to reduce the risk that our results of operations and financial conditions would be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or mobile operator, we have sought to broaden the range of our services, develop new relationships with mobile operators and expand our distribution channels. The growth of our product

Management’s discussion and analysis of financial condition and results of operations development and sales and marketing teams underscores our focus on enhancing our ability to bring new services to market quickly and effectively so that we can preserve our leading position on key 2.5G services with China Mobile. Meanwhile, we have also begun developing our relationship with other mobile operators in order to broaden the base of our operation. In addition, we have entered into distribution arrangements with major mobile handset manufacturers to further enhance the distribution of our services and promote our brand.

REVENUES

We derive revenues from providing wireless value-added services to mobile phone users, substantially all of whom are customers of China Mobile and its subsidiaries.

The following table sets forth the historical consolidated revenue attributable to services derived from each of our 2.5G and 2G technology platforms in terms of amount and as a percentage of our total gross revenues for the periods indicated:

	For the period from				For the three		For the three
	May 6, 2002 to		For the year ended		months ended		months ended
	December 31, 2002		December 31, 2003		March 31, 2003		March 31, 2004

		Percentage		Percentage		Percentage		Percentage
	Amount	of revenue	Amount	of revenue	Amount	of revenue	Amount	of revenue

	(in thousands of U.S. dollars, except percentages)
2.5G services(1)	$131.3	66%	$5,956.0	76%	$346.0	49%	$5,244.4	73%
2G services(2)	69.0	34%	1,850.7	24%	357.0	51%	1,903.2	27%

Total gross revenues	$200.3	100%	$7,806.7	100%	$703.0	100%	$7,147.6	100%

(1)	Includes WAP, MMS and JavaTM.

(2)	Includes SMS, IVR and CRBT.

We derive our revenue primarily through contracts with mobile operators that are nationwide in scope or that cover large geographic areas of China. However, we believe that users in Guangdong province and the coastal provinces of China constitute the most significant portion of our user base. As a result, we allocate additional resources to these areas, including establishing sales offices in most of these provinces.

Prior to 2004, we generated all of our revenues from fees paid by mobile phone users who use our services through China Mobile’s network. In the first quarter of 2004, we began to receive revenue from services provided on the network of China United Telecommunications Corporation, or China Unicom. We recognize revenue derived from our services before deducting the service fees and the net transmission charges paid to the mobile operators. Fees for our services are either charged on a transaction or monthly subscription basis, and vary according to the type of services delivered. For a description of our fees and arrangements with the mobile operators, see “Business— Our services— Strategic relationships— Mobile operators.” We recognize all revenues in the period in which the services are performed. For a description of our revenue recognition policy, see “—Critical accounting policies.”

As mobile operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenue derived from each of our services. We make our business decisions including research and development of new services and reallocation of resources to popular services based on our internal data, taking into account other factors including strategic considerations.

Management’s discussion and analysis of financial condition and results of operations

COST OF REVENUES

Our cost of revenues includes the following:

➢	Service fees due to the mobile operators, which are generally 15% of the gross revenues;

➢	Payments to content providers for the use of their content, and to mobile handset manufacturers and other industry partners with whom we have cooperation arrangements, in the form of a fixed fee or a percentage of our aggregate net cash received from the mobile operators with respect to services provided through the cooperation arrangements;

➢	Net transmission charges payable by us to the mobile operators, calculated as the number of messages we send to users in excess of the number of message requests received by us multiplied by a per message transmission fee, which varies depending on the total volume of messages sent in any given month; and

➢	Bandwidth leasing charges and depreciation and facility costs relating to equipment used to provide wireless-value added services.

Our cost of revenues for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003 was $84,335 and $2.3 million, respectively. For the first quarter of 2004, our cost of revenues reached $2.2 million, compared to $0.1 million from the first quarter of 2003 and $1.2 million for the fourth quarter of 2003. Our cost of revenues increased substantially in 2003 as a result of the increase in the volume of our services and our cooperation arrangements with additional business partners; however, we were able to increase our gross margin and operating margin through economies of scale, as certain royalty payments to third party content owners are fixed in amount regardless of how widely we distribute the content and the depreciation and fees associated with server facilities are fixed regardless of the level of utilization. As part of our business strategy, we intend to pursue more cooperation arrangements, which may increase our cost of revenues in the future.

OPERATING EXPENSES

Our operating expenses include product development, sales and marketing, general and administrative expenses and amortization of deferred stock compensation.

The following table sets forth certain consolidated operating expenses data in terms of amount and as a percentage of our gross revenues for the periods indicated:

	For the period from				For the three		For the three
	May 6, 2002 to		For the year ended		months ended		months ended
	December 31, 2002		December 31, 2003		March 31, 2003		March 31, 2004

		Percentage		Percentage		Percentage		Percentage
	Amount	of revenue	Amount	of revenue	Amount	of revenue	Amount	of revenue

	(in thousands of U.S. dollars, except percentages)
Product development	$164.2	82.0%	$1,369.5	17.5%	$176.2	25.1%	$716.5	10.0%
Sales and marketing	128.9	64.3%	841.4	10.8%	140.7	20.0%	294.1	4.1%
General and administrative	317.3	158.4%	882.7	11.3%	142.4	20.3%	675.7	9.5%
Amortization of deferred stock compensation	—	—%	22.0	0.3%	—	—%	80.8	1.1%

Total	$610.4	304.7%	$3,115.6	39.9%	$459.3	65.4%	$1,767.1	24.7%

Product Development Expenses. Our product development expenses consist primarily of the compensation and benefits for our product development team, which focuses on developing and improving our services and adapting them for next generation technology platforms. While our product development expenses have increased since our formation due to the increase in the size of our

Management’s discussion and analysis of financial condition and results of operations product development team, our product development expenses as a percentage of our gross revenues have decreased significantly since our inception in May 2002. We expect our product development expenses to increase in absolute terms as our company grows, but expect such expenses to remain stable or decrease slightly as a percentage of our gross revenues.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and the compensation and benefits for our sales, marketing and customer service departments. Our sales and marketing expenses have increased since our inception, primarily due to the growth of our sales and marketing team as well as an expansion of our marketing efforts. We expect that our sales and marketing expenses will increase as we further promote our KongZhong brand name in future periods.

General and Administrative Expenses. Our general and administrative expenses consist primarily of business tax, compensation and benefits for general management, finance and administrative personnel, professional fees, lease expenses and other office expenses. Our general and administrative expenses have increased since our inception, but have decreased significantly as a percentage of our gross revenues. We expect our general and administrative expenses to increase as our business expands in future periods and as a result of the increased administrative costs we expect to incur upon becoming a publicly listed company.

Amortization of Deferred Stock Compensation. In June 2002, we adopted our 2002 Plan, which governs the stock option grants we have made. We grant options to purchase our shares to our employees and we record a compensation charge for the excess of the fair value of the stock at the measurement date over the amount our employee must pay to acquire the stock. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally over four years. See “Management— Stock options” for a description of our stock option plan and grants.

CRITICAL ACCOUNTING POLICIES

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Below we have summarized our accounting policies that we believe are both important to the portrayal of our financial results and involve the need to make estimates about the effect of matters that are inherently uncertain. We also have other policies that we consider to be key accounting policies. However, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

Revenue recognition

Our revenues are primarily derived from providing wireless interactive entertainment, media and community value-added services to customers of China Mobile and its subsidiaries. The fees for such services are determined by us in consultation with the mobile operators, are charged on a transaction basis or on a monthly subscription basis and vary according to the type of services delivered.

We deliver wireless value-added services to users through the mobile operators’ networks and we rely upon the mobile operators to provide us with billing and collection services. We have, however, developed an internal system that records the number of transactions that are sent from our servers, which we then compare to the confirmations received from the relevant mobile operator. Generally, within 15 to 30 days after the end of each month, each of the mobile operators delivers to us a statement confirming the value of the wireless value-added services provided by us for which they

Management’s discussion and analysis of financial condition and results of operations billed to users in that month, and usually within 60 days after the end of each month, the mobile operator will pay us for the wireless value-added services, less their service fees and net transmission charges.

We internally tabulate the value of the wireless value-added services provided based upon individual delivery confirmations sent to us by the mobile operators each time we deliver a service to the mobile operator for delivery to a user. We also receive monthly statements from the mobile operators with respect to the total volume of services delivered to users in that month. Historically, there has been a discrepancy between the value based on the delivery confirmations and the value set forth in the monthly statements. This discrepancy arises for various reasons, including:

➢	Late notification of delinquent customers. The mobile operators may from time to time classify certain customers as delinquent customers for non-payment of services. The mobile operators request all service providers to cease delivering services to customers once they are classified as delinquent. However, time lags often exist between when a customer is classified as delinquent and when we receive such information from the mobile operations. As a result, we occasionally unintentionally provide services to these delinquent customers for which the mobile operators will not make payments to us.

➢	Customer database out of synchronization. Customers may cancel their subscriptions through the mobile operators. Although we synchronize our and the mobile operators’ databases of customer information on an ongoing basis, our databases are not always completely in synchronization with those of the mobile operators. As a result, until our databases are synchronized with the mobile operators’, we could provide services to customers who have cancelled their subscriptions, for which we are not entitled to receive revenue.

➢	Duplicate billing. China Mobile typically generates system identification numbers to identify customers who use our WAP services, rather than directing the real phone numbers to us. Occasionally the platform operators inadvertently generate multiple identification numbers for one mobile number. In such case, the multiple bills for the multiple identification numbers have to be eliminated from the monthly statement the mobile operators provide to us.

➢	Delivery failure. When mobile operators send us delivery confirmations within 72 hours of our delivery of value-added services, the confirmations will indicate three possible outcomes: success, failure, or unknown. Our internal system recognizes successful confirmations as services provided. As a result, there exist discrepancies between our records and the monthly statement provided by the mobile operators for confirmations marked as “unknown” where our services were successfully delivered or where the confirmation was incorrect.

In future periods, we may release our unaudited quarterly financial statements to the market. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues for which we will not have received monthly statements. Our internal estimates will be based on our own internal tabulation of expected revenues from services provided. As the internal tabulation may not be entirely consistent with the actual revenues confirmed by the monthly statements that we eventually receive, we would multiply our internal tabulation of expected revenue by a realization factor determined according to the average discrepancy over the previous 12 months between our internal tabulations of expected revenues and the actual revenues based on the monthly statements. As a result, we may overstate or understate our revenue for the relevant report period. Any difference between our estimated and actual revenue may result in subsequent adjustments to our revenue reported in our financial statements.

Management’s discussion and analysis of financial condition and results of operations

Pursuant to the cooperation agreements that we have entered into with China Mobile and its subsidiaries, we generally do not bear credit risk with respect to outstanding receivables from the mobile users, with the exception of our SMS services provided through Chongqing Mobile Telecommunication Corporation, or Chongqing Mobile, for which we bear the risk of customer default. We derived less than 1% of our revenue from SMS services provided through Chongqing Mobile in both 2003 and the three months ended on March 31, 2004.

We evaluate our cooperation arrangements with the mobile operators to determine whether to recognize our revenue on a gross basis or net of the services fees and net transmission charges paid to the mobile operators. Our determination is based upon an assessment of whether we act as a principal or agent when providing our services. We have concluded that we act as a principal in the arrangement. Factors that support our conclusion include:

➢	We are able to establish prices within ranges prescribed by the mobile operators;

➢	We determine the service specifications of the services we will be rendering; and

➢	We are able to control the selection of our content suppliers.

Although the mobile operators must approve the prices of our services in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the mobile operators usually will not pay us if users do not receive the services or cannot be billed due to transmission and billing failures. As a result, we bear a portion of the delivery and billing risks for our portion of the revenues generated with respect to our services.

Based on these factors, we believe that recognizing revenues on a gross basis is appropriate.

Stock-based compensation expense

Our stock-based employee compensation plan is described in more detail under “Management— Stock options.” We grant stock options to our employees and we record a compensation charge for the excess of the fair value of the stock at the measurement date over the amount an employee must pay to acquire the stock. We amortize deferred stock compensation using the straight-line method over the vesting periods of the related options, which are generally four years.

We have recorded deferred stock-based compensation to represent the difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise price. We determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preferred share placement. We recorded deferred stock-based compensation expense of $0, $0.2 million and $2.2 million for stock options granted to employees for the period from May 6, 2002 to December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, and we amortized $0, $21,986 and $80,738 for the period from May 6, 2002 to December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. If we had used different assumptions or criteria to determine the deemed fair value of our ordinary shares, materially different amounts of stock-based compensation could have been reported.

Pro forma information regarding net income (loss) and net income (loss) per share is required in order to show our net income (loss) as if we had accounted for employee stock options under the fair value method. We use the Black-Scholes option pricing model to compute the fair value. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We use projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options have characteristics significantly different from those of publicly traded

Management’s discussion and analysis of financial condition and results of operations options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

The historical pro forma net income (loss) and pro forma net income (loss) per share that we used in calculating the fair value of the options granted to employees may not be representative of the pro forma effects in future years of net income (loss) and earnings per share for the following reasons:

➢	The number of future shares to be issued under these plans is not known; and

➢	The assumptions used to determine the fair value can vary significantly.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth our supplemental selected unaudited quarterly results of operations for the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. In our management’s opinion, we have prepared our quarterly results of operations on substantially the same basis as our audited consolidated financial statements. This information includes all adjustments that we consider necessary for the fair presentation of our financial position and operating results for the periods presented. Due to the relatively new and rapidly evolving nature of the wireless value-added services industry in China, the short history of our company and other factors affecting our business as described under “Risk factors,” our results of operations in any period are not necessarily indicative of the results that may be expected for any future periods.

	For the three months ended

	June 30, 2002(1)		September 30, 2002		December 31, 2002		March 31, 2003		June 30, 2003

		Percentage		Percentage		Percentage		Percentage		Percentage
		of		of		of		of		of
	Amount	revenues	Amount	revenues	Amount	revenues	Amount	revenues	Amount	revenues

	(in thousands of U.S. dollars, except percentages)
Gross revenues
2.5G(2)	$—	—	$37.1	85.9%	$94.2	60.0%	$346.0	49.2%	$914.9	74.6%
2G(3)	—	—	6.1	14.1%	62.9	40.0%	357.0	50.8%	311.5	25.4%

Total gross revenues	—	—	43.2	100.0%	157.1	100.0%	703.0	100.0%	1,226.4	100.0%
Cost of revenues	—	—	(18.2)	(42.1)%	(66.1)	(42.1)%	(146.5)	(20.8)%	(330.7)	(27.0)%

Gross profit	—	—	25.0	57.9%	91.0	57.9%	556.5	79.2%	895.7	73.0%
Operating expenses:
Product development	(27.6)	—	(37.1)	(85.9)%	(99.5)	(63.3)%	(176.2)	(25.1)%	(271. 3)	(22.1)%
Sales and marketing	(7.1)	—	(15.0)	(34.7)%	(106.8)	(68)%	(140.7)	(20.0)%	(212. 6)	(17.3)%
General and administrative	(44.6)	—	(70.2)	(162.5)%	(202.5)	(128.9)%	(142.4)	(20.3)%	(175.0)	(14.3)%
Amortization of deferred stock compensation	—	—	—	—%	—	—%	—	—%	—	—%

Total operating expenses	(79.3)	—	(122.3)	(283.1)%	(408.8)	(260.2)%	(459.3)	(65.4)%	(658.9)	(53.7)%

Income (loss) from operations	(79.3)	—	(97.3)	(225.2)%	(317.8)	(202.3)%	97.2	13.8%	236.8	19.3%
Other expenses	—	—	—	—%	—	—%	—	—%	—	—%
Interest income, net	0.2	—	—	—%	0.3	0.2%	(0.1)	—%	(0.3)	—%

Net income (loss)	$(79.1)	—	$(97.3)	(225.2)%	$(317.5)	(202.1)%	$97.1	13.8%	$236.5	19.3%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three months ended

	September 30, 2003		December 31, 2003		March 31, 2004

		Percentage		Percentage		Percentage
		of		of		of
	Amount	revenues	Amount	revenues	Amount	revenues

	(in thousands of U.S. dollars, except percentages)
Gross revenues
2.5G(2)	$1,604.6	79.0%	$3,090.5	80.3%	$5,244.4	73.4%
2G(3)	426.2	21.0%	756.0	19.7%	1,903.2	26.6%

Total gross revenues	2,030.8	100.0%	3,846.5	100.0%	7,147.6	100.0%
Cost of revenues	(651.1)	(32.1)%	(1,155.7)	(30)%	(2,239.0)	(31.3)%

Gross profit	1,379.7	67.9%	2,690.8	70.0%	4,908.6	68.7%
Operating expenses:
Product development	(390.2)	(19.2)%	(531.8)	(13.8)%	(716.5)	(10.0)%
Sales and marketing	(203.7)	(10.0)%	(284.4)	(7.4)%	(294.1)	(4.1)%
General and administrative	(262.7)	(12.9)%	(302.6)	(7.9)%	(675.7)	(9.5)%
Amortization of deferred stock compensation	(8.8)	(0.4)%	(13.2)	(0.3)%	(80.8)	(1.1)%

Total operating expenses	(865.4)	(42.5)%	(1,132.0)	(29.4)%	(1,767.1)	(24.7)%

Income (loss) from operations	514.3	25.4%	1,558.8	40.6%	3,141.5	44.0%
Other expenses	—	—%	—	—%	(0.7)	—%
Interest income, net	0.7	—%	0.7	—%	1.3	—%

Net income (loss)	$515.0	25.4%	$1,559.5	40.6%	$3,142.1	44.0%

(1)	We commenced operations in May 2002.

(2)	Includes WAP, MMS and JavaTM. We began to provide WAP, MMS and JavaTM services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(3)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

Gross Revenues. Our business has grown quickly, which has resulted in significant increases in our gross revenues each quarter throughout the comparison periods. Substantially all of these increases resulted from rapid growth in China’s 2.5G wireless value-added services market and the usage volume

Management’s discussion and analysis of financial condition and results of operations of our WAP, MMS, and SMS services. We commercially launched MMS services in April 2003. In addition, during various quarters, we have promoted certain services, which further increased revenues during such quarters. For example, we entered into an exclusive cooperation arrangement to promote the movie “Hero” through WAP and SMS, which generated $0.2 million in revenues in the first quarter of 2003. We also launched many new services in the first and second quarters of 2003, which resulted in increases in our revenues in that quarter. For example, we launched WAP based ringtone and picture download services in April 2003, which generated $0.1 million, $0.3 million, $0.8 million and $1.4 million in revenues in the second, third and fourth quarters of 2003 and the first quarter of 2004, respectively. Our gross revenues increased by 86% to $7.1 million in the first quarter of 2004 from $3.8 million in the fourth quarter of 2003. This increase was driven by strong growth in our services across both 2G and 2.5G technology platforms, as a result of continuing growth in China’s wireless value-added services market.

Cost of Revenues. Our cost of revenues has increased substantially each quarter throughout the comparison periods. This increase was primarily due to the increases in the service fees and net transmission charges paid to the mobile operators as a result of the increase in our revenue and usage volume. Our service and other fees paid under our cooperation arrangements with our content and distribution partners also resulted in an increase in our cost of revenues as we increased the number and scope of our cooperation arrangements. For the first quarter of 2004, our cost of revenues increased 94% to $2.2 million from $1.2 million in the fourth quarter of 2003. The increase was driven primarily by increases in service fees and transmission charges that we paid to mobile operators and fees that we paid to handset manufacturers and content partners. We expect our cost of revenues will continue to increase, particularly as our newly added distribution channels begin to increase their contribution and we continue to add distribution channels.

Gross Profit. Our gross profit has increased throughout the comparison periods. Our gross profit as a percentage of gross revenues, or gross margin, has fluctuated over the periods as a result of certain promotional activities or increases in cooperation arrangements. The major factors affecting the fluctuations in our gross margin include the amount of fees we pay to the mobile operators, content providers and distribution partners, which depends primarily on the number and scope of our cooperation arrangements, economies of scale and net transmission charges we pay to the mobile operators, which may be affected by the proportion of revenues from WAP to total revenues. For the first quarter of 2004, our gross profit increased by 82% to $4.9 million from $2.7 million for the fourth quarter of 2003. This increase was driven by the increase in our revenues.

Operating Expenses. Our operating expenses have increased throughout the comparison periods, driven primarily by increases in our product development expenses, sales and marketing expenses and general and administrative expenses. For the first quarter of 2004, our total operating expenses increased by 56% to $1.8 million from $1.1 million in the fourth quarter of 2003. As a percentage of gross revenues, our operating expenses have declined from our inception through the first quarter of 2004.

Our product development expenses have increased as a result of the expansion of our product development team as our business grew. However, our product development expenses as a percentage of gross revenues have continuously declined from our inception through the first quarter of 2004 as a result of economies of scale.

Our sales and marketing expenses have increased as a result of an expansion in marketing activities to promote our brand name and to establish additional distribution channels. We expect our sales and marketing expenses will continue to increase, particularly as we establish sales presences in additional geographic areas in China.

Management’s discussion and analysis of financial condition and results of operations

Our general and administrative expenses have increased as a result of the expansion of our business, including an increase in our business tax, the compensation and benefits for general management, finance and administrative personnel, professional fees, lease expenses and other office expenses. In the first quarter of 2004, our general and administrative expenses increased significantly, primarily as a result of increases in professional fees, business tax, salary for general management, finance and administrative personnel, travel expenses, and other office expenses.

We recorded amortization of deferred stock compensation in the third and fourth quarters of 2003 and the first quarter of 2004 as a result of the issuance of stock options to our employees under the 2002 Plan, which also contributed to the increase in our operating expenses.

Year ended December 31, 2003 compared to the period from May 6, 2002 (date of inception) through December 31, 2002

The following table sets forth, for the periods presented, certain data from our consolidated results of operations. This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus.

	For the period from
	May 6, 2002 to		For the year ended
	December 31, 2002		December 31, 2003

		Percentage		Percentage
	Amount	of revenue	Amount	of revenue

	(in thousands of U.S. dollars, except percentages)
Gross revenues
2.5G(1)	$131.3	65.6%	$5,956.0	76.3%
2G(2)	69.0	34.4%	1,850.7	23.7%

Total gross revenues	200.3	100.0%	7,806.7	100.0%
Cost of revenues	(84.3)	(42.1)%	(2,284.0)	(29.3)%

Gross profit	116.0	57.9%	5,522.7	70.7%

Operating expenses:
Product development	164.2	82.0%	1,369.5	17.5%
Sales and marketing	128.9	64.3%	841.4	10.8%
General and administrative	317.3	158.4%	882.7	11.3%
Amortization of deferred stock compensation	—	—%	22.0	0.3%

Total operating expenses	610.4	304.7%	3,115.6	39.9%

Income (loss) from operations	(494.4)	(246.8)%	2,407.1	30.8%
Interest income, net	0.5	0.2%	1.0	—

Net income (loss)	$(493.9)	(246.6)%	$2,408.1	30.8%

(1)	Includes WAP, MMS and JavaTM. We began to provide WAP, MMS and JavaTM services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(2)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

Gross Revenues. Our gross revenues substantially increased to $7.8 million in 2003 from $0.2 million for the period from May 6, 2002 to December 31, 2002. The increase in our gross revenues was largely due to the additional services that we provided in 2003, which generated $2.1 million in revenue in 2003. We offered a total of 470 2.5G based services and 204 2G based services in 2003, as compared to 16 services based on 2.5G platforms and 41 services based on 2G

Management’s discussion and analysis of financial condition and results of operations platforms in 2002. The increase was also due to the full year effect of our operating results in 2003, during which we expanded our business to develop additional services and establish more distribution channels and partners. The number of subscriptions of our services increased to 10.9 million in 2003 from 0.4 million for the period from May 6, 2002 to December 31, 2002. The number of downloads of our services increased to 8.8 million in 2003 from 0.8 million for the period from May 6, 2002 to December 31, 2002.

Cost of Revenues. Our cost of revenues increased substantially to $2.3 million in 2003 from $84,335 for the period from May 6, 2002 to December 31, 2002. This increase was driven by the increase in the service fees and net transmission charges paid to the mobile operators as a result of the increase in our revenue and usage volume. An increase in the service fees relating to our cooperation arrangements with other business partners also resulted in an increase in our cost of revenues as we increased the number and scope of our cooperation arrangements.

Gross Profit. Our gross profit in 2003 increased substantially from 2002 primarily due to a substantial increase in the volume of our services and related revenues. We achieved a gross profit of $5.5 million in 2003 as compared to $0.1 million in 2002. As our gross revenues have increased at a higher rate than our cost of revenues, our gross margin increased in 2003.

Operating Expenses. Our operating expenses increased substantially to $3.1 million in 2003 from $0.6 million for the period from May 6, 2002 to December 31, 2002. This increase was primarily driven by an increase in our product development expenses and sales and marketing expenses. Increases in our general and administrative expenses and amortization of deferred stock compensation also contributed to the increase in our operating expenses. Our total number of employees increased to 229 as of December 31, 2003 from 51 as of December 31, 2002.

Our product development expenses increased to $1.4 million in 2003 from $0.2 million for the period from May 6, 2002 to December 31, 2002, primarily due to the expansion of our product development team as our business grew. We expanded our product development team to 149 employees as of December 31, 2003 from 27 employees as of December 31, 2002.

Our sales and marketing expenses increased to $0.8 million in 2003 from $0.1 million for the period from May 6, 2002 to December 31, 2002 as a result of an increase in marketing activities to promote our brand name and to establish additional distribution channels. We expanded our sales, marketing and customer services team to 54 employees as of December 31, 2003 from 14 employees as of December 31, 2002.

Our general and administrative expenses increased to $0.9 million in 2003 from $0.3 million for the period from May 6, 2002 to December 31, 2002 as a result of the expansion of our business, including increases in our professional fees, business tax, the compensation and benefits for general management, finance and administrative personnel, travel expenses, lease expenses and other office expenses. Our general and administrative staff grew to 18 employees as of December 31, 2003 from 8 employees as of December 31, 2002.

Our amortization of deferred stock compensation increased to $21,986 in 2003 from $0 for the period from May 6, 2002 to December 31, 2002 as a result of the issuance of stock options to our employees under the 2002 Plan.

Management’s discussion and analysis of financial condition and results of operations

Three months ended March 31, 2004 compared to three months ended March 31, 2003

The following table sets forth, for the periods presented, certain data from our unaudited consolidated results of operations. This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus.

	For the three months		For the three months
	ended		ended
	March 31, 2003		March 31, 2004

		Percentage of		Percentage of
	Amount	revenues	Amount	revenues

	(in thousands of U.S. dollars, except for percentage)
Gross revenues
2.5G(1)	$346.0	49.2%	$5,244.4	73.4%
2G(2)	357.0	50.8%	1,903.2	26.6%

Total gross revenues	703.0	100.0%	7,147.6	100.0%
Cost of revenues	(146.5)	(20.8)%	(2,239.0)	(31.3)%

Gross profit	556.5	79.2%	4,908.6	68.7%

Operating expenses:
Product development	176.2	25.0%	716.5	10.0%
Sales and marketing	140.7	20.1%	294.1	4.1%
General and administrative	142.4	20.2%	675.7	9.5%
Amortization of deferred stock compensation	—	—%	80.8	1.1%

Total operating expenses	459.3	65.3%	1,767.1	24.7%

Income (loss) from operations	97.2	13.8%	3,141.5	44.0%
Other expenses	—	—%	(0.7)	—%
Interest income, net	—	—%	1.3	—%

Net income (loss)	$97.2	13.8%	$3,142.1	44.0%

(1)	Includes WAP, MMS and JavaTM. We began to provide WAP, MMS and JavaTM services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(2)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

Gross Revenues. Our gross revenues substantially increased to $7.1 million for the three months ended March 31, 2004 compared to $0.7 million for the same period in 2003. This increase in our gross revenues was largely due to the rapid growth in China’s 2.5G wireless value-added services market and the usage volume of our WAP, MMS and SMS services. We commercially launched our MMS services in April 2003 and our JavaTM services in November 2003. We also launched our WAP services in September 2002 and introduced a number of additional WAP services in 2003. The number of subscriptions of our services increased to 7.7 million for the three months ended March 31, 2004 from 1.3 million for the same period in 2003.

Cost of Revenues. Our cost of revenues increased substantially to $2.2 million for the three months ended March 31, 2004 from $0.1 million for the same period in 2003. This increase was primarily driven by an increase in the service fees and net transmission charges paid to the mobile operators as a result of the increase in our revenue and usage volume. An increase in the service fees relating to our cooperative arrangements with other business partners also contributed to the increase in our cost of revenues as we increased the number and scope of our cooperation arrangements.

Management’s discussion and analysis of financial condition and results of operations

Gross Profit. Our gross profit for the three months ended March 31, 2004 increased substantially from the same period in 2003 primarily due to a substantial increase in the volume of our services and related revenues. We achieved a gross profit of $4.9 million for the three months ended March 31, 2004 as compared to $0.6 million for the same period in 2003.

Operating Expenses. Our operating expenses increased substantially to $1.8 million for the three months ended March 31, 2004 from $0.5 million for the same period in 2003. This increase was primarily driven by an increase in our product development expenses and general and administrative expenses. Increases in our sales and marketing expenses and amortization of deferred stock compensation also contributed to the increase in our operating expenses. Our total number of employees increased to 314 as of March 31, 2004 from 79 as of March 31, 2003.

Our product development expenses increased to $0.7 million for the three months ended March 31, 2004 from $0.2 million for the same period in 2003, primarily due to the expansion of our product development team as our business grew. We expanded our product development team to 201 employees as of March 31, 2004 from 49 employees as of March 31, 2003.

Our sales and marketing expenses increased to $0.3 million for the three months ended March 31, 2004 from $0.1 million for the same period in 2003 as a result of an increase in marketing activities to promote our brand name and to establish additional distribution channels. We expanded our sales, marketing and customer services team to 78 employees as of March 31, 2004 from 20 employees as of March 31, 2003.

Our general and administrative expenses increased to $0.7 million for the three months ended March 31, 2004 from $0.1 million for the same period in 2003 as a result of the expansion of our business, including increases in our professional fees, business tax, the compensation and benefits for general management, finance and administrative personnel, travel expenses and other office expenses. Our general and administrative staff grew to 23 employees as of March 31, 2004 from 10 employees as March 31, 2003.

Our amortization of deferred stock compensation increased to $80,738 from $0 for the same period in 2003 as a result of the issuance of stock options to our employees under the 2002 Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and working capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the period		For the	For the
	from May 6,	For the year	three months	three months
	2002 to	ended	ended	ended
	December 31,	December 31,	March 31,	March 31,
	2002	2003	2003	2004

	(in thousands of U.S. dollars)
Net cash provided by (used in) operating activities	$(579.7)	$1,959.8	$(246.6)	$2,243.7
Net cash used in investing activities	(292.3)	(863.9)	(69.4)	(370.8)
Net cash provided by financing activities	3,520.3	—	—	120.8
Effect of exchange rate changes	(2.0)	0.6	0.3	(0.1)
Net increase in cash and cash equivalents	2,646.2	1,096.4	(315.7)	1,993.6
Cash and cash equivalents, beginning of period	—	2,646.2	2,646.2	3,742.6
Cash and cash equivalents, end of period	$2,646.2	$3,742.6	$2,330.5	$5,736.2

Management’s discussion and analysis of financial condition and results of operations

Our primary sources of liquidity have historically been capital contributions from our founders, private placements of preferred shares to investors and cash generated from operating activities. In the future, we anticipate that our primary sources of liquidity will come from cash flow from operating activities and the proceeds of this offering. As of December 31, 2003 and March 31, 2004, our cash and cash equivalents were $3.7 million and $5.7 million, respectively.

We do not bill or collect payment from users of our services directly, but instead depend on the billing systems and records of China Mobile and other mobile operators to record the volume of our services provided, charge our users, collect payments and remit to us our revenue, less transmission fees and service fees. If China Mobile ceases to continue to cooperate with us, we will explore further cooperation with other mobile service providers and explore alternative billing systems to collect bills from users.

Net cash provided by operating activities was $2.0 million in 2003 compared to net cash used in operating activities of $0.6 million for the period from May 6, 2002 to December 31, 2002, and our net cash provided by operating activities was $2.2 million for the first quarter of 2004, as compared to net cash used in operating activities of $0.2 million for the same period in 2003. This difference was primarily due to the net income we generated.

Net cash used in investing activities increased significantly to $0.9 million in 2003 from $0.3 million for the period from May 6, 2002 to December 31, 2002. For the first quarter of 2004, our net cash used in investing activities reached $0.4 million, as compared to $69,000 for the same period in 2003. Our net cash used in investing activities has primarily been used to purchase computer, transmission and office equipment in connection with the expansion of our business.

We had no cash provided by or used in financing activities in 2003. Net cash provided by financing activities in the first quarter of 2004 was $0.1 million, as a result of the contribution by Yunfan Zhou and Zhen Huang to the registered capital of our affiliate, Beijing Boya Wuji. For the period from May 6, 2002 to December 31, 2002, cash provided by financing activities was $3.5 million, which consisted of the proceeds from our issuance of ordinary shares, Series A preferred shares and Series B preferred shares to investors.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations. Given our short operating history, we currently do not have any lines of credit or loans with any commercial banks. As a result, we are unlikely to rely on any bank loans to meet our liquidity needs. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of March 31, 2004, we did not have any indebtedness, and we did not have any material debt securities, material contingent liabilities or material mortgages or liens.

We intend to meet our future funding needs through cash flow generated from operating activities and the proceeds of this offering. Our treasury objective is to maintain safety and liquidity of our cash.

Management’s discussion and analysis of financial condition and results of operations

Therefore, we intend to keep our cash and cash equivalents in short-term deposits and short-term government bills or bonds.

The following table sets forth our indebtedness as of the dates indicated:

	As of	As of	As of
	December 31,	December 31,	March 31,
	2002	2003	2004

	(in thousands of U.S. dollars)
Short-term debt	$5.0	$90.0	$—

Total debt	$5.0	$90.0	$—

As of March 31, 2004, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities. In addition, there has not been any material change in our indebtedness, commitments and contingent liabilities since March 31, 2004.

Contractual obligations and commercial commitments

The following table sets forth our contractual obligations as of March 31, 2004:

	Payments due by period

		Within
	Total	2004	2005	2006	Thereafter

	(in thousands of U.S. dollars)
Short-term debt	$—	$—	$—	$—	$—
Operating lease obligations	243	225	18	—	—
Other contractual commitments*	13	13	—	—	—

Total	$256	$238	$18	$—	$—

*	Represents facility service fees.

We have entered into certain leasing arrangements relating to our office premises. Pursuant to our additional leasing arrangements entered into in May 2004, as of May 31, 2004, our operating lease obligations are $0.6 million, $1.0 million and $0.4 million in 2004, 2005 and 2006, respectively, and $1.9 million in total. As of March 31, 2004, we do not have any long-term debt obligations or purchase obligations.

Capital Expenditures

Our total capital expenditures for plant and equipment in 2003 and for the period from May 6, 2002 to December 31, 2002 were $0.9 million and $0.3 million, respectively. Our total capital expenditures for the first quarter of 2004 were $0.4 million. We currently have approximately $0.2 million worth of capital expenditures in progress, which will primarily be used in China. Our capital expenditures in progress are financed primarily from cash flows from operating activities, as well as capital contributions by our founders and proceeds from the issuance of shares in our company to investors. We have not had any material capital divestitures and do not have any in progress.

Our capital expenditure is spent primarily on servers, transmission equipment and personal computers. In general, there is a positive correlation between our revenue and the amount of traffic that passes through our servers and transmission equipment. From time to time we need to purchase additional

Management’s discussion and analysis of financial condition and results of operations servers and transmission equipment as a result of increased business traffic. Our purchase of personal computers is primarily driven by headcount increases.

As mobile operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenue derived from each of our services. We make our business decisions based on our internal data, taking into account other factors including strategic considerations.

Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign currency risk

While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and the majority of our assets and all of our liabilities are denominated in Renminbi. Following this offering, most of our assets will be denominated in U.S. dollars. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in our U.S. dollar financial statements will decline. See “Risk factors— Risks relating to the People’s Republic of China— Fluctuation of the Renminbi could materially affect the value of our ADSs.”

We have experienced de minimis foreign exchange gains or losses to date. We do not engage in any hedging activities, and may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business since our inception. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.2%, (0.8%) and 0.7% in 2003, 2002 and 2001, respectively.

Taxation

The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

Management’s discussion and analysis of financial condition and results of operations

In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from May 21, 2002.

KongZhong Beijing, Beijing AirInbox and Beijing Boya Wuji are incorporated in the PRC and subject to the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Generally, PRC companies are subject to an enterprise income tax of 33%. However, KongZhong Beijing benefits from preferential tax treatment as a high technology enterprise, pursuant to which its net income is tax exempt until 2005, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. Beijing AirInbox also benefits from preferential tax treatment as a high technology enterprise, pursuant to which its net income is tax exempt until the end of this year, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. Beijing AirInbox will need to apply for confirmation of the 7.5% enterprise income tax treatment at the end of this year. Beijing Boya Wuji has been certified as a high technology enterprise, pursuant to which it will be entitled to preferential tax treatment similar to that Beijing AirInbox currently enjoys. Each of KongZhong Beijing, Beijing AirInbox and Beijing Boya Wuji’s high technology enterprise status is subject to periodic review by the relevant PRC governmental authority. If any of these entities is found not to qualify as a high technology enterprise for PRC tax purposes, then such entity will not be eligible for the preferential tax treatment.

KongZhong Beijing and Beijing AirInbox have recorded net losses in the past, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. We cannot, however, give any assurances that KongZhong Beijing and Beijing AirInbox will record sufficient net income within the carry forward periods to realize the full tax benefit of these past net losses, and therefore, have recorded a full valuation allowance on the deferred tax asset balance. For a discussion of our deferred tax valuation allowance accounting policy, see “—Critical accounting policies.” The tax losses carried forward as of December 31, 2003 amounted to $1.1 million and will expire by 2008.

In addition, our revenues are subject to business taxes. Since August 2003, both Beijing AirInbox and Beijing Boya Wuji are subject to a 3% business tax for wireless value-added services and a 5% business tax for other services. KongZhong Beijing is subject to a 5% business tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox and Beijing Boya Wuji. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox and Beijing Boya Wuji, Beijing AirInbox and Beijing Boya Wuji pay us service and license fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing. See “Related party transactions— Other related party agreements.”

Recent accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities

Management’s discussion and analysis of financial condition and results of operations

(or assets in some circumstances) in statements of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and about capital structure of entities all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

In November 2002, the FASB issued Interpretation Number (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on the Company’s financial position, cash flows or results of operations.

In January 2003, the FASB issued FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46R which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has retroactively adopted the provisions as of 2002.

In November 2002, the Emerging Issue Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. The Company has adopted EITF No. 00-21 and it did not have a material impact on the Company’s financial position, cash flows or results of operations.

Industry overview

OVERVIEW

The telecommunications industry in China

In recent years, the telecommunications industry in China has grown at a rapid pace, particularly in the mobile telecommunications market segment. China is now the largest mobile telecommunications market in the world, with over 268.7 million mobile phone users as of the end of 2003, according to data published by China’s MII. Chinese consumers have been quick to adopt and use new wireless value-added services as a means of communication, as well as a source of information and entertainment, partly due to the proliferation of mobile phones as a more accessible alternative to both fixed-line phone services and personal computer-based Internet services in China.

The table below sets forth certain data with respect to demographics, mobile and fixed-line phone users and Internet users in China for the periods indicated:

	As of or for the year ended December 31,

	2000		2001		2002		2003

		Penetration		Penetration		Penetration		Penetration
	Amount	rate(1)	Amount	rate(1)	Amount	rate(1)	Amount	rate(1)

	(in millions, except per capita amounts and percentages)
Population	1,267.4		1,276.3		1,284.5		1,292.3
GDP per capita	$856.1		$924.4		$988.8		$1,091.1
Mobile phone users	84.5	6.7%	145.2	11.3%	206.0	16.1%	268.7	20.8%
Fixed-line phone users	144.8	11.4%	180.4	14.1%	214.2	16.1%	263.3	20.4%
Internet users	22.5	1.8%	33.7	2.6%	59.1	4.6%	79.5	6.2%

(1)	Determined by dividing the number of users by the total population of China.

Source: Data in respect of China’s population and GDP is derived from information published by the National Bureau of Statistics of China; data in respect of mobile phone and fixed-line phone users is derived from information published by the MII; data in respect of Internet users is derived from information published by the China Internet Network Information Center, or CNNIC.

While the growth in the number of users and penetration rate in the fixed-line segment has been significant in recent years, the annual growth rate of fixed-line users is expected to be significantly lower than that of mobile phone users. Norson Telecom Consulting, an independent research agency, projects that fixed-line phone users will grow to 318.2 million by the end of 2005, representing a compound annual growth rate of 8.8% from 2003. International Data Corporation, or IDC, estimates that China will have 361.5 million mobile phone users by the end of 2005, representing a compound annual growth rate of 14.3% from 2003. Despite significant growth in mobile phone users, the mobile phone penetration rate in China remains low compared to the rate in other countries, such as Korea, Japan, the United Kingdom and the United States.

Industry overview

The table below sets forth comparative industry and economic information for certain countries and regions.

	As of or for the year ended December 31, 2002

		GDP	Mobile	Mobile
	Population	per capita	subscribers	penetration

	(in millions)
		(in thousands)
India	1,046.1	$480	10,480	1.0%
Indonesia	214.2	807	11,573	5.4%
Brazil	172.5	2,500	33,188	19.2%
Philippines	84.5	993	15,280	18.1%
United States	287.7	36,406	141,477	49.2%
Japan	127.5	31,457	73,243	57.4%
South Korea	47.6	10,739	32,342	67.9%
Germany	82.4	24,301	59,159	71.8%
United Kingdom	60.1	26,002	50,934	84.7%
Hong Kong	6.8	23,730	6,219	91.6%
Singapore	4.2	20,921	3,245	78.0%

Source: Data in respect of population, mobile subscribers and mobile penetration is derived from information published by Gartner Dataquest, except for (i) the population data for the United States and Brazil, which are derived from information published by the Economist Intelligence Unit, 2004 and (ii) the mobile penetration data for the United States and Brazil, which are calculated from the population and subscriber data set forth in this table. Data in respect of GDP per capita is derived from information published by the Economist Intelligence Unit, 2004.

THE PRC WIRELESS VALUE-ADDED SERVICES MARKET

Introduction

The wireless value-added services market, which provides services that allow mobile phone users to receive and transmit text, images and other forms of digital data or voice content via their mobile handsets, represents a new and fast-growing sector within China’s rapidly evolving telecommunications industry. Analysys Consulting Ltd., or Analysys, estimates that total wireless value-added services revenue in China rose from $211.5 million in 2002 to $452.5 million in 2003 and is expected to grow to $800.4 million in 2004. Wireless value-added service providers deliver their services through the telecommunications infrastructure of mobile operators and rely on the mobile operators for billing and payment collection services. Wireless value-added services are provided to mobile phone users through the cooperation of several players in the value chain. Content providers, such as the media, create the basic content, which service providers, such as ourselves, produce, aggregate and repackage as wireless value-added services to be delivered through the mobile operators’ networks. Mobile phone users

Industry overview

receive services through mobile phones produced by mobile handset manufacturers. The following figure illustrates the wireless value-added services industry value chain:

The 2.5G wireless value-added services market reflects the evolution of wireless data services in China as handsets and wireless networks become more sophisticated and are able to handle higher data transmission speeds. This enables users to access richer and more complex content via their mobile phones with higher levels of interactivity. China Mobile and China Unicom have only begun to introduce 2.5G wireless data services over their networks in the last two years. Analysys estimates that the number of users of WAP and MMS increased by 454% between 2002 and 2003 and that the market for WAP and MMS will grow to $180.6 million in 2004, from $53.5 million in 2003, representing a 237% increase over the same time period.

China Mobile launched its MonternetTM platform for wireless value-added services in November 2000 and China Unicom launched its Uni-InfoTM platform in May 2001 using a business model similar to the model used in Japan and Korea. The industry development experienced in Japan and Korea is described below:

➢	i-mode in Japan. In Japan, NTT DoCoMo Inc., the country’s largest mobile operator, launched its highly successful i-mode service, a packet-based service for mobile phones offered by NTT DoCoMo Inc., in February 1999. The i-mode business model is based upon the mobile operator providing a platform for third party service providers to offer services to customers of the mobile operator. This model encouraged the development of innovative and popular content that capitalized on the distinct cultural characteristics and preferences of Japanese consumers. Japan’s youth are entertainment and technology oriented and view early adoption of new services as a sign of being current and popular. As a result, wireless value-added services flourished in Japan, and according to Pyramid Research, an independent research organization, the revenue generated from such services grew from $1.1 billion in 1999 to $12.0 billion in 2002. i-mode provides a high quality user experience similar to 2.5G. NTT DoCoMo Inc. became the first mobile operator in the world to offer commercial service based on third generation, or 3G, technology in 2001.

➢	n.TOP in Korea. SK Telecom, Korea’s sole wireless provider until 1996, was able to use its dominant market position to further the growth of wireless data services. In particular, SK Telecom sought to capitalize on the popularity of the Internet in Korea, which has the world’s highest broadband penetration rate. In 1999, SK Telecom launched its highly successful n.TOP wireless data and Internet service, which allows subscribers to access information, send and receive Internet e-mail and effect e- commerce transactions. According to Pyramid Research, the total value of Korea’s wireless value-added services market grew from $85 million in 1999 to $949 million in 2002. According to Pyramid Research, in 2000, SK Telecom launched the world’s first Code Division Multiple Access 1X, or CDMA 1x, RTT high speed data network.

Industry overview

Key market characteristics

The following describes key characteristics of China’s wireless value-added services market:

➢	Rapid expansion of China’s mobile telecommunications industry. With the rapid development of mobile telecommunications infrastructure to provide cheaper and more accessible alternatives to fixed- line phone services, mobile telecommunications services are becoming an increasingly important medium of communication and source of information and entertainment. Despite the substantial growth in recent years, the mobile phone penetration rate in China remains low compared to the penetration rate in more developed countries, providing a potential for continued growth. IDC estimates that the number of mobile phone users in China will reach 493.0 million by the end of 2008, representing a compound annual growth rate of 11.8% from 2003 to 2008.

➢	Increasing user receptivity. Given the rapid growth of the economy and the rise of GDP per capita in China, Chinese consumers have more disposable income to purchase advanced mobile phones and to spend on wireless value-added services. As disposable income increases and users become more receptive to adopting more advanced wireless value-added services as a means of communication and sources of information and entertainment, the market for 2.5G wireless value-added services is expected to continue growing.

➢	Availability of more advanced handsets in the Chinese market. Global System for Mobile Communication, or GSM, network is the 2G digital technology used by China Mobile for its network. While the penetration rate of 2.5G mobile phones is relatively low in China currently, Gartner estimates that 48% and 60% of the handsets based on General Packet Radio Services, or GPRS, a pack-based wireless communications services on GSM networks, sold in 2004 and 2005, respectively, will utilize the 2.5G wireless standard, creating opportunities for growth in more advanced wireless value-added services. The advancement of mobile handsets from 2G to 2.5G has led to an evolution in the wireless value-added services market over the past few years, from simple point-to-point text messaging via SMS to more advanced services delivered over the 2.5G wireless standard that allow users to access higher quality graphics and richer content and interactivity, such as WAP-based mobile games and media, MMS-based content and JavaTM-based mobile games.

➢	Support from mobile operators. Mobile operators have been upgrading and expanding the mobile telecommunications infrastructure in China, including the building of nationwide 2.5G-enabled mobile networks that provide high-speed data and voice transmission capacity. China Mobile launched its 2.5G network in May 2002, to provide WAP services on a trial basis. China Mobile and China Unicom have promoted the development and usage of wireless value-added services on their networks to mobile phone users. For example, in April 2003, China Mobile launched a marketing initiative called M-ZoneTM, which promotes wireless value-added services to younger mobile phone users and had attracted over 10 million subscribers by the end of 2003, according to China Mobile’s 2003 annual results announcement.

Future growth

The wireless value-added services market is evolving as mobile telecommunications technology becomes more advanced. As this market increasingly shifts towards more advanced wireless standards, mobile operators are upgrading their networks and users are upgrading to new handsets enabled with more advanced 2.5G technology platforms such as WAP, MMS and JavaTM.

China Mobile provides its 2.5G mobile data services using GPRS. It launched its WAP services in May 2002 and MMS services in October 2002. China Unicom, which provides its 2.5G mobile data services using its CDMA 1x network, launched its MMS service, in November 2002 and WAP services in April 2003. Analysys reported that the number of users in China of WAP and MMS increased in 2003 to

Industry overview

7.9 million and 1.8 million, respectively, from 1.8 million and none in 2002, representing a combined WAP and MMS growth rate of 454%. Analysys estimates that the market for WAP services will increase to $97.9 million in 2004 from $25.7 million in 2003, representing an increase of 280%, and MMS services will increase to $82.8 million in 2004 from $27.8 million in 2003, representing an increase of 198%. In comparison with 2.5G services, Analysys estimates that the market for SMS in China was $398.7 million in 2003, representing an increase of 90% from 2002, and will grow to $611.2 million in 2004, representing an increase of 54.5% from 2003.

Mobile operators in China have plans to upgrade their networks to offer third generation, or 3G, wireless telecommunications services, which will enable users to transmit larger amounts of data more quickly, including more sophisticated content, such as streaming media and multi-player mobile games. The PRC government is conducting tests of internationally recognized standards for 3G wireless telecommunications services as a preliminary step before issuing 3G telecommunications operator licenses. No timetable for issuing 3G licenses has been announced by the PRC government. The greater ease of data transmission, as facilitated by new and upgraded technologies and networks, is expected to lead to increased demand for enhanced wireless value-added services, including services that utilize more sophisticated content such as streaming media and multi-player mobile games. See “Special note regarding forward-looking statements.”

TECHNOLOGY PLATFORMS

Wireless value-added services are provided through various technology platforms. Technology platforms utilizing the 2.5G wireless standard include, among others, WAP, MMS and JavaTM. Technology platforms utilizing the 2G wireless standard include, among others, SMS, IVR and CRBT.

➢	Short Messaging Services (SMS). SMS allows mobile phone users to send and receive text messages as well as download and transmit ringtones, e-mail alerts, news information and other content. The data capacity of SMS is 140 bytes per message, which limits the type and complexity of content that can be transmitted.

➢	Wireless Access Protocol (WAP). WAP allows users to directly access and browse the Internet on their mobile phones and download specially configured information from Internet portals.

➢	Multimedia Messaging Services (MMS). MMS allows users to enhance their messages with sound and images. In October 2002, China Mobile introduced MMS, which has a data capacity of 50 kilobytes, which is 366 times the SMS capacity. Its ability to integrate text, visual and audio messages makes it more attractive than traditional SMS.

➢	JavaTM. Wireless value-added services based on JavaTM technology allows mobile phone users to play interactive games and download applications to expand the functionality of their mobile phones.

➢	Interactive Voice Response (IVR). IVR services allow users to access voice content from their mobile phones. For example, users can choose to send songs to other users, chat in voice chat-rooms, use voice-dating services and receive information through voice rather than data. The dating and chat-room services allow users to talk to each other.

➢	Color Ring Back Tones (CRBT). CRBT allows a mobile phone user to customize the sound callers hear when ringing the user’s mobile phone.

New wireless value-added services have been entering the market each year as Chinese mobile operators have sought to tap new sources of revenue. The operators are currently working with content providers to bring to the market streaming media, animation and personal information management.

Business

OVERVIEW

We are the leading provider of 2.5G wireless interactive entertainment, media and community services in terms of revenue to customers of China Mobile, which had 166.1 million mobile phone users as of December 31, 2003, the largest mobile subscriber base in the world. China Mobile ranked KongZhong as the number one wireless value-added service provider on its network in terms of revenue for 2.5G wireless value-added services in 2003 and the first quarter of 2004. In addition, we have recently begun to provide wireless value-added services on the networks of China Unicom, China Telecommunications Corporation, or China Telecom, and China Network Communications Group Corporation, or China Netcom. Each of China Mobile, China Unicom, China Telecom and China Netcom is a state-owned enterprise, the majority of the equity interest of which is owned by the People’s Republic of China. We are headquartered in Beijing and provide our services throughout China.

We primarily deliver our services through the more advanced 2.5G wireless standard. The higher transmission capacity allows users to access higher quality graphics and richer content and interactivity, in comparison with the 2G wireless standard at similar costs. We deliver our 2.5G services through WAP, MMS and JavaTM technology platforms. We also offer a range of data and voice services based on the 2G wireless standard through SMS, IVR and CRBT technology platforms.

We deliver a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones, by choosing an icon embedded in select models of handsets, or from a mobile operator’s portal or web site. Our services are organized in three major categories, consisting of:

➢	Interactive entertainment. Our interactive entertainment services include mobile games, pictures, karaoke, electronic books and mobile phone personalization features, such as ringtones, wallpaper, clocks and calendars.

➢	Media. Our media services provide content such as domestic and international news, entertainment, sports, fashion, lifestyle and other special interest areas.

➢	Community. Our community services include interactive chat, message boards, photo albums, dating and networking.

Users can purchase our value-added services on a per use basis and, in most cases, on a subscription basis. We provide our services mainly pursuant to our cooperation arrangements with the mobile operators, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the mobile operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the mobile operators. As mobile operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenue derived from each of our services. We make our business decisions based on our internal data, taking into account our historical experience in reconciling our internal data to our actual results of operations and other factors including strategic considerations.

Our focus on establishing a leadership position in the rapidly growing advanced wireless value added services market in China and our ability to cultivate partnerships with key industry players in the

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Chinese market have resulted in rapid growth of our financial and operating performance. Since commencing operations in May 2002, we have:

➢	Grown our revenues and net income to US$7.8 million and $2.4 million, respectively, in 2003;

➢	Grown our revenues and net income to $7.1 million and $3.1 million, respectively, in the first quarter of 2004;

➢	Grown our gross revenues and net income by 86% and 101%, respectively, in the first quarter of 2004 over the previous quarter;

➢	Maintained our focus on 2.5G services with 2.5G services contributing approximately 73% of our gross revenues in the first quarter of 2004; and

➢	Increased our number of registered users to 9.4 million, of which 5.8 million users were classified as active users during the first quarter of 2004.

We were incorporated in the Cayman Islands on May 6, 2002 as Communication Over The Air Inc., an exempted limited liability company. See “Description of share capital— General.” In March 2004, we changed our name to KongZhong Corporation. Our principal executive office is currently located at 8/F, Tower A, Yuetan Building, No. 2 Yuetan North Street, Beijing, China 100045, and will be moved to 33/F, Tengda Building, No. 168, Xiwai Avenue, Haidian District, Beijing, China, 100044 in August 2004. Our telephone number is (8610) 6808-1818.

CHALLENGES IN CHINA’S WIRELESS VALUE-ADDED SERVICES MARKET

We believe the major challenges faced by wireless value-added service providers in China in the near future include:

➢	Establishing a differentiated brand name and services through a combination of market positioning and knowledge of evolving customer needs;

➢	Cultivating strong relationships with the mobile operators and other key content and distribution partners in China and abroad;

➢	Identifying and targeting specific customer segments in order to build loyal user communities and a diversified revenue stream through the use of multiple distribution partners; and

➢	Managing transitions among the rapidly changing technologies and wireless standards and developing compelling high-quality services in order to accelerate the migration to more sophisticated and attractive wireless value-added services.

OUR STRENGTHS

We are an early entrant in China’s 2.5G wireless value-added services market. Since our establishment, we have moved quickly to identify market trends, develop technologically advanced services and capture market share, with particular focus on the rapidly growing market for 2.5G services. As a result, we believe that we are well-positioned to capture the growth opportunities in China’s wireless value-added services market. We have developed the following principal strengths:

Strong market position with a well-recognized brand name in wireless interactive entertainment, media and community services.

We have capitalized on our early-mover advantage, to establish a strong market position and build a brand name recognized by consumers and industry participants. In particular,

➢	We were able to become profitable in less than one year from inception;

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➢	We have achieved the number one ranking in terms of revenue generated through the usage of each of the three principal 2.5G technology platforms— WAP, MMS and JavaTM— on China Mobile’s GPRS network, based on data provided by China Mobile;

➢	Leveraging off our market position, we have focused on developing a reputation for introducing trendsetting services that attract young and trend-conscious consumers, who we believe lead other consumers to use our services and as a result are key in widening our user base; and

➢	We have built our brand recognition among industry participants seeking to develop productive commercial relationships with a wireless service provider attuned to evolving consumer demands.

Strategic relationships with China’s largest mobile operator, key content and distribution partners, including handset manufacturers.

Since our establishment, we have focused on building our business by strengthening our relationship with China Mobile, the largest mobile network in terms of subscribers in China. This has been achieved through our consistent performance as one of China Mobile’s top 2.5G wireless value-added service providers. As a result, we are able to achieve the following:

➢	Cooperate with China Mobile to promote and develop 2.5G wireless value-added services. We were one of the first wireless value-added service providers to embed WAP services in GSM mobile phones utilizing China Mobile’s network.

➢	Enhance our attractiveness as a partner to strategic content, technology and distribution companies. We have established mutually beneficial partnerships with mobile handset manufacturers, such as Motorola, Ningbo Bird, Samsung and Panasonic, as well as other content suppliers and mobile handset distributors in China.

Demonstrated leadership in understanding and addressing customer needs by offering a diversified portfolio of innovative services.

A cornerstone of our strong market position is our commitment to understanding our market and developing and improving the services that meet and shape the demands of our current and prospective customers. By conducting customer and market research and focusing our product development strategies accordingly, we are able to achieve the following:

➢	Provide a diversified portfolio of services through multiple technology platforms. Our broad range of services covers a wide array of interests in interactive entertainment, media and community, allowing us to target multiple customer segments to form a loyal customer base.

➢	Establish ourselves as an important partner to consumer services companies. Our knowledge of our user base and distribution channels makes us an attractive industry partner for companies looking to cross-sell or market their own products and services into our user base.

Strong product development team devoted to enhancing current and developing new services.

With over 190 programmers and product development specialists, who design, test and operate our services, we believe we have one of the largest product development teams in the wireless interactive and information business in China. Our knowledge of the demands and preferences of our target customer segments, combined with our advanced technology and product expertise, allows us to develop and introduce services to meet our users’ changing requirements. Our services have won awards in several categories, including the number one WAP game by China Mobile in May 2002, the

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first prize in China Mobile’s MMS contest in October 2002 and the first prize in China Mobile’s Java contest in May 2003. As a result, we are able to achieve the following:

➢	Proactively anticipate market demand for innovative services. We were one of the first wireless service providers in China to introduce a number of innovative 2.5G wireless value-added services, including WAP community and mobile games services, MMS services and JavaTM games. This early-mover position helps us to establish a loyal user base who in turn lead others to use our services and to secure limited resources, such as cooperation relationships with key industry players, which reinforces our early-mover competitive advantage.

➢	Develop a variety of proprietary programming tools that allow us to bring services to market quickly and efficiently. In response to the current lack of a standard operating system among mobile phones produced by different manufacturers, we have developed software tools that allow our services to be readily adapted for use on most mobile phones on the market to ensure a consistent user experience. Such tools reduce the marginal cost of adapting our services to additional models of mobile phones.

Proven and innovative management team.

Our management team has extensive operating experience in China’s telecommunications and Internet industries, experience in Nasdaq-listed companies and proven entrepreneurial success. In particular,

➢	Our Chief Executive Officer and President acquired substantial experience through their start-up, development and sale of a successful Internet portal in China;

➢	Our Chief Executive Officer and President have each served in a senior management position in Sohu.com Inc., a Nasdaq-listed Internet portal company and our Chief Financial Officer has served as chief financial officer in ASE Test Limited, a Nasdaq-listed company engaged in independent semiconductor testing services;

➢	Our management has developed KongZhong into a reputable and popular brand in the wireless value- added services market; and

➢	Our management has built an agile, entrepreneurial corporate culture in which our team is focused on achieving and maintaining a leading position in the advanced wireless value-added services market.

OUR STRATEGIES

Our strategic objective is to build the leading brand and be the leading provider of wireless interactive entertainment, media and community services to mobile phone users across all mobile operators in China. We will undertake strategic initiatives focused on expanding our market presence, diversifying our range of service offerings and enhancing and sustaining our profitability and market position. In particular, we intend to:

Further promote and develop the KongZhong brand.

The strength of our brand and reputation in the market depends on the distinctiveness and quality of our services. With China at an early and formative stage in the development of consumer brand consciousness and the wireless value-added services market in China still relatively fragmented, we intend to continue to develop our KongZhong brand to harness the growing receptiveness among Chinese consumers for brand-based product differentiation. We intend to:

➢	Continue building our reputation as a trendsetter among wireless value-added services users by actively linking our branding campaigns and activities with our service offerings;

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➢	Promote our services through multiple channels, including the Internet, radio, television, print media and billboards; and

➢	Develop innovative joint brand-promotion campaigns with key industry partners by actively promoting our company as the preferred channel of publicity among media-savvy enterprises seeking to reach trend-conscious consumers and as the preferred partner in collaborative lifestyle marketing in China by trend-setting international brands.

Capture market opportunities to strengthen and diversify our business and revenue streams.

We intend to leverage on the strength of our position as the leading provider of wireless interactive entertainment, media and community services on China Mobile’s MonternetTM network to diversify our revenue streams. We intend to:

➢	Foster cooperation relationships with additional mobile operators and new business partners to facilitate long-term diversification of our partnerships; for example, we have recently commenced providing our services through China Unicom’s networks;

➢	Further build our sales team throughout China; and

➢	Proactively seek alternative business opportunities, such as mobile advertising and mobile commerce, or transacting business using a mobile phone as an access device and method of payment.

Continue to develop and expand the scope of strategic relationships with key industry players.

We intend to continue to build valuable strategic relationships with key industry players in order to enhance our services offerings and to expand our distribution channels. We intend to:

➢	Continue working closely with mobile operators on product development and marketing initiatives to develop and offer new services to mobile phone users across different technology platforms, particularly focusing on advanced 2.5G and subsequent wireless standards;

➢	Expand our cooperation arrangements with mobile handset manufacturers and other distribution partners in order to expand our distribution channels through which we can increase the volume of services we sell; for instance, in addition to extending the number of mobile phones with embedded KongZhong services, we will also seek to work with off-line media outlets to help sell KongZhong services through their channels; and

➢	Identify and seek cooperation arrangements with content providers and owners of proprietary content and brands to develop and offer appealing wireless value-added services utilizing their content and intellectual property.

Continue to develop and diversify our portfolio of service offerings to attract new customers and to increase usage among our existing customers.

One of the key strengths of our business is our ability to identify lifestyle trends and innovative product concepts from around the world and translate such trends and concepts into commercially viable offerings to Chinese consumers. In light of the short product cycles in the wireless value-added market, we aim to bring a steady, expanding stream of services to market through in-house development and cooperation with third-party content developers both within and outside of China to attract new customers and retain existing customers. We intend to:

➢	Continue devoting resources within our company to assessing articulated demands and unarticulated potential demands of consumers and develop innovative proprietary service offerings in 2.5G and 3G wireless standards that would channel and serve these demands;

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➢	Scout out and develop cooperation arrangements with innovative emerging content developers within China; and

➢	Monitor developments in markets overseas and localizing advanced wireless entertainment and information services from outside China to meet and shape the demands of consumers in China.

Enhance our profitability by optimizing our product mix and focusing on the development and marketing of advanced wireless value-added services.

We seek to optimize our product mix in order to enhance and sustain our profitability and create value for our shareholders. We intend to:

➢	Analyze the margin characteristics of our services to determine the optimal mix of services to achieve greater profitability;

➢	Develop and promote technologically advanced value-added services; and

➢	Develop and promote subscription-based services in order to increase our recurring revenue.

Selectively acquire businesses and form strategic alliances that enhance our service portfolio, proprietary content, distribution channels and technology.

To complement the organic growth of our company and extend our product development and distribution capabilities, we intend to acquire businesses and form strategic partnerships when suitable opportunities arise. We seek to capture these opportunities by actively identifying and analyzing potential acquisition targets and strategic partners that would:

➢	Strengthen our leading position in 2.5G services, such as opportunities to augment our supply of innovative proprietary content or to further enhance our management team; and

➢	Expand our sources of revenue geographically or through alternative distribution channels.

OUR SERVICES

We provide interactive entertainment, media and community services through multiple technology platforms to mobile phone users. We provide most of our services through 2.5G technology platforms, including WAP, MMS and JavaTM, which offer higher quality graphics, richer content and interactivity. We also offer services through 2G technology platforms, including SMS, IVR and CRBT.

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The following diagram illustrates how our services are provided through technology platforms to users.

Users have the option of ordering our services directly from our web site, www.KongZhong.com, or their mobile phones by ordering our services through our access code or by choosing the icon embedded in select models of handsets. Users may also order some of our services from a mobile operator’s portal or web site. Substantially all of our services are ordered by users directly through their mobile phones and all services are delivered through mobile phones. Depending on the type of service, users can order our services on a transaction basis or subscribe to our services on a monthly basis.

We continuously produce and source new content that appeals to our target consumers for advanced value-added services. Utilizing software we have developed, our experienced team of editors and producers edit, redesign and repackage our content for our different services and technology platforms in a manner that appeals to consumers and ensures a consistent user experience across different mobile handset models. We obtain our content through in-house writers, freelance writers and third-party suppliers. Through contractual arrangements, we have exclusive rights over the content produced by our in-house writers, the content specifically produced for us by freelance writers and some of the content sourced from third-party suppliers.

Our wireless services

The following is a brief description of our services.

➢	Interactive Entertainment. We offer a wide range of interactive entertainment services, including mobile games, pictures and logos, karaoke, color ring back tones, electronic books and mobile phone personalization features, such as ringtones, wallpaper, icons, clocks and calendars. We provide our interactive entertainment services through all of our technology platforms. Our product development team tailors our mobile games to maximize ease of play and ensure a consistency of user experience across different handset models. Mobile phone users can download on demand or subscribe for regular downloads of our interactive entertainment services, although

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most of our mobile games are offered on a transaction basis. Some of our most popular interactive entertainment services include:

—	Mobile Games. We primarily offer mobile games based on WAP and JavaTM. Our mahjong game has networking capacity that enables mobile phone users to play this mobile game with other players through the China Mobile network. Other popular mobile games include an interactive shooting game and a role-playing game in which players assume the roles of historical heroes engaged in various battles. We also offer karaoke, which allows users to sing along to melodies while the words and pictures change on the mobile phone screen.

—	Pictures and Logos. Mobile phone users can download pictures and logos to personalize the background of their mobile phone screens. Such pictures include models, pets and scenic photos.

—	Polyphonic Ringtones. Our ringtones enable a mobile phone user to personalize their ringtones to the melodies of their favorite songs or special sound effects.

➢	Media. Users can download our media content on either a transaction basis or a monthly subscription basis. Mobile phone users can download information on demand or subscribe for periodic messages, which includes content covering international and domestic news, entertainment, sports, fashion, lifestyle and other special interest areas. Some of our most popular media services include:

—	News. We offer international and domestic news, delivered in a format easy for the reader to peruse. Our WAP version enables users to easily search for news that interests them.

—	Entertainment. Our entertainment magazine focuses on high-profile celebrities and includes star biographies, interviews and photos.

—	Autos. Our auto magazine features information on different makes and models of automobiles and on the automobile industry generally.

➢	Community. Users can engage in community-oriented activities such as interactive chatting, message boards, photo albums, dating and networking. Users may only access our community services on a monthly subscription basis. Some of our most popular community services include:

—	Chat. We offer a variety of chat services. For instance, we have a virtual reality game that allows mobile phone users to choose the lifestyle they dream of and interact with the city’s other inhabitants/ players.

—	Photo Albums. Our photo albums allow mobile users to post and arrange their photos taken with their mobile handsets into albums accessible via their handsets. Utilizing the WAP technology platform, mobile users can access photo albums in a similar manner to accessing photo albums on the Internet.

—	Dating. Our dating mobile services are highly popular. We have a mobile chat and dating service available on WAP and MMS, which allows users to utilize the enhanced features of advanced technology of 2.5G to choose their chatting partners from a selection of pictures taken with users’ mobile phone cameras. We also offer a WAP-based dating service designed to simulate a campus environment tailored for students.

Our Technology platforms

2.5G Wireless Standard Services

We deliver our 2.5G services primarily to users of GSM-based mobile phones utilizing GPRS technology through WAP, MMS and JavaTM technology platforms.

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➢	Wireless Application Protocol (WAP). WAP allows users to browse content on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet web sites through personal computers. We provide our WAP service over GPRS networks, which allows users to download color and animated pictures, logos and wallpaper, interactive mobile games, customized ringtones and other Internet content. We launched WAP services in May 2002, but did not begin to receive revenue for such services until September 2002, when China Mobile started to allow service providers to charge fees for WAP services. We currently offer over 231 WAP services, substantially all of which are only available on a subscription basis. As of March 31, 2004, we had a total of approximately 3.9 million WAP registered users. In the first quarter of 2004, we had approximately 2.6 million active WAP users. According to China Mobile, we were ranked number one in terms of revenue for WAP on China Mobile’s network for each of the four quarters in 2003 and for the first quarter of 2004.

➢	Multimedia Messaging Services (MMS). MMS is a messaging service that we deliver over GPRS networks and, in China, allows up to 50 kilobytes of data to be transmitted in a single message, compared to 140 bytes of data via SMS. As a result, MMS enables users to download colorful pictures and advanced ringtones. We launched MMS services in October 2002, but did not begin to receive revenue for such services until April 2003, when China Mobile started to allow service providers to charge fees for MMS. Our monthly subscription services automatically send information to users’ mobile phones, and include news, beauty, celebrity photographs and special collectible items. Our services that can be downloaded on a transaction basis include pictures, screensavers, ringtones and special sound effects. We currently offer over 235 MMS services. As of March 31, 2004, we had a total of approximately 2.1 million MMS registered users. In the first quarter of 2004, we had approximately 1.5 million active MMS users. According to China Mobile, we were ranked number one in terms of revenue for MMS on China Mobile’s network in each quarter since its commercial launch of MMS services in April 2003.

➢	JavaTM. JavaTM technology allows mobile phone users to play interactive and networking mobile games and karaoke and download applications to customize their mobile phone settings, such as screensavers and clocks. We launched services based on the JavaTM programming language in September 2003, but did not begin to receive revenue for such services until November 2003, when China Mobile started to allow service providers to charge fees for JavaTM services. We currently offer over 186 JavaTM services. For the first quarter of 2004, we had a total of approximately 0.3 million JavaTM downloads. We expect revenue from our JavaTM-based services to increase as more models of mobile phones sold in China incorporate this technology and we develop new JavaTM services utilizing the JavaTM language. According to China Mobile, we were ranked number one in terms of revenue for JavaTM on China Mobile’s network in the first quarter of 2004.

2G Wireless Standard

We deliver our 2G services primarily through SMS, IVR and CRBT technology platforms.

➢	Short Messaging Services (SMS). SMS is the basic form of mobile messaging service, allowing users to access our products through their mobile phones on a subscription or transaction basis, and is supported by substantially all mobile phone models currently sold. We launched and began receiving revenue from SMS in July 2002. We currently offer over 259 SMS services, including jokes, entertainment and horoscopes. As of March 31, 2004, we had a total of approximately 3.3 million registered users of our SMS services. According to China Mobile, we were ranked number 25 in terms of revenue for SMS on China Mobile’s network in the first quarter of 2004.

➢	Interactive Voice Response (IVR). Interactive voice response services allow users to access voice content from their mobile phones. We launched and began receiving revenue from IVR services in

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December 2003 and currently offer three IVR products, including chat and English language education. We expect revenue from our IVR services to increase as IVR becomes more popular and we develop new IVR services. As of March 31, 2004, we had a total of approximately 65,000 registered users of our IVR services. According to China Mobile, we were ranked number eight in terms of revenue for IVR services on China Mobile’s network in the first quarter of 2004.

➢	Color Ring Back Tone (CRBT). Color ring back tones allow a mobile phone user to customize the sound callers hear when ringing the user’s mobile phone. We offer a variety of entertaining content, including pre-recorded messages, movie dialogues and soundtracks and a wide range of classical and popular music. We launched and began receiving revenue from our CRBT services in October 2003 in Beijing and have subsequently begun to offer CRBT services in other provinces. We plan to expand geographically our offering of CRBT services in 2004. China Mobile does not rank service providers in terms of revenue for CRBT services as the overall revenue derived from all CRBT services is relatively small compared to other types of value-added services on China Mobile’s network.

The following table sets forth certain operating data for our various wireless value-added services as of, or for the periods ended on, the dates indicated:

	As of or for the three months ended

	March 31,	June 30,	September 30,	December 31,	March 31,
	2003	2003	2003	2003	2004

	(in thousands)
2.5G(1)
Registered users(2)	597	1,295	2,403	4,086	6,049
Active users(3)	520	930	1,590	2,580	4,093
Subscriptions(4)	1,042	1,674	2,594	3,710	5,508
Downloads(5)	—	276	674	1,772	2,334
2G(6)
Registered users(2)	449	734	1,158	2,089	3,321
Active users(3)	440	460	570	1,189	1,704
Subscriptions(4)	253	304	403	966	2,194
Downloads(5)	2,069	827	1,805	1,427	1,635
Total
Registered users(2)	1,046	2,029	3,561	6,175	9,370
Active users(3)	960	1,390	2,160	3,769	5,797
Subscriptions(4)	1,295	1,978	2,997	4,676	7,702
Downloads(5)	2,069	1,103	2,479	3,199	3,969

(1)	Includes WAP, MMS and JavaTM. We began charging for our MMS services in April 2003 and JavaTM services in November 2003.

(2)	Total number of users of our services that have registered with us since our launch of such services in May 2002, irrespective of activity level.

(3)	Total number of users who utilized our services during the relevant period.

(4)	Total number of paid monthly subscriptions in the relevant period.

(5)	Total number of paid downloads in the relevant period, excluding downloads made pursuant to subscriptions.

(6)	Includes SMS, IVR and CRBT. We began charging for our IVR services in December 2003 and CRBT services in October 2003.

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STRATEGIC RELATIONSHIPS

We have established cooperation arrangements with mobile operators, mobile handset manufacturers, content providers and other business partners to produce, promote and market our services. We provide our wireless value-added services mainly pursuant to cooperation agreements through China Mobile’s MonternetTM network. We also recently began providing our wireless value-added services through China Unicom’s Uni-InfoTM network and each of China Netcom’s and China Telecom’s Personal Handyphone Systems, or PHS systems. In addition, we cooperate with several of China’s leading mobile handset manufacturers, which manufacture select handset models with a wireless value-added services icon in the handset’s menu that enables users to access our services directly. Furthermore, we have established promotion arrangements with Internet companies pursuant to which they promote our products on their web sites. We pay service fees to the mobile operators, mobile handset manufacturers, mobile handset distributors, content providers and other partners, where relevant.

Mobile operators

China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers. Our working relationship with China Mobile is critical to the operation and continued development of our business. See “Risk factors—Risks relating to our business—We depend on China Mobile for substantially all of our revenue, and any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our business operations and the loss of substantially all of our revenues.” As of December 31, 2003, we have entered into approximately 20 cooperation agreements for our different services with various provincial subsidiaries of China Mobile to provide wireless value-added services in China. We derive substantially all of our revenue through these mobile operators and work with them in the development and promotion of wireless value-added services. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and JavaTM. In addition, we have jointly promoted wireless value-added services with China Mobile, which is generally more cost effective and wide reaching than our promoting these services through traditional advertising.

We establish the fees to the users of our services in consultation with the mobile operators and pay a service fee to the mobile operator through which our services are provided. We charge our users content fees on either a transaction or a monthly subscription basis, which vary among our different services.

Pursuant to our agreements with the subsidiaries of China Mobile, generally we pay to the mobile operator 15% of the fees we generate from providing our services to users through the mobile operator’s network. In addition, the mobile operator deducts a net transmission charge from our portion of the fees. Such transmission charge is equivalent to the transmission fee set forth in the table below multiplied by the number of messages we send through the mobile operator’s network in excess of the number of messages we receive from users requesting our services. The amount of such transmission fee differs for WAP, MMS, JavaTM, SMS, IVR and CRBT and varies depending on the volume of messages sent. Generally, the term of these agreements is for a period of one year or less, but are automatically renewable unless either party objects.

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The following table sets forth our principal fees charged to users for our services and service and transmission charges paid to China Mobile and its subsidiaries as of December 31, 2003.

	Fees we charge to users		Fees we pay to mobile operators

		Monthly		Net transmission
	Transaction	subscription	Service fees to	charge per
	fee per unit(1)	fee	mobile operators	message(2)

	(in RMB(3), except percentages)
WAP	0.50-2.00	3.00- 8.00	15%	None
MMS	1.00-3.00	8.00-28.00	15%	0.20-0.30(4)
JavaTM	3.00-6.00	4.00- 8.00	15%	None
SMS	0.10-2.00	3.00-30.00	15%	0.05-0.08
IVR	0.30-1.00	N/A	30%	None
CRBT	0.50-2.00	N/A	15%	None

(1)	Transaction fees are based on units of downloads for WAP, MMS, JavaTM, SMS and CRBT and minutes for IVR.

(2)	A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fee for each month depends on the volume of messages sent in that month. While no transmission fees are assessed for IVR services, users pay an airtime fee in addition to the content fees on a per minute basis.

(3)	Our content fees are charged in Renminbi. The noon buying rate certified by the Federal Reserve Bank of New York was RMB8.2770 = $1.00 on March 31, 2004.

(4)	During the period from November 2003 to March 2004, we received a 50% promotional discount on transmission fees for MMS as a strategic partner of China Mobile.

We rely primarily on the mobile operators to provide billing and collection services for us. The fees for our services are incorporated into the mobile operator’s invoices, which are sent to users on a monthly basis. We receive monthly statements from each of the mobile operators, which indicate the aggregate amount of fees that were charged to users for services that we provided. For a description of our revenue recognition policy, see “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies—Revenue recognition.” Also see “Risk factors—Risks relating to our business—We depend on China Mobile for substantially all of our revenue, and any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our business operations and the loss of substantially all of our revenues.”

Material contracts with mobile operators

The term of our contracts with the mobile operators is generally one year or shorter. We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or the execution of new contracts can be delayed by a period of one month or longer. Based on our historical experience in the event that a contract expires and is not promptly renewed, the mobile operator typically continues to honor the expired contract until such time that a new contract is entered into. We cannot assure you that any mobile operator will in fact continue to honor an expired contract. The specific termination and other material provisions of our more significant contracts with the mobile operators are set forth below.

On May 23, 2003, Beijing AirInbox entered into a cooperation agreement with China Mobile to provide WAP services on the MonternetTM portal. Pursuant to this agreement, Beijing AirInbox pays a service fee of 15% of the revenues charged to users to China Mobile, less net transmission charges. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other operators or WAP portals. Any violation of such provision entitles China Mobile to terminate this agreement. The agreement will expire on September 30, 2004.

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On June 5, 2003, Beijing AirInbox entered into a cooperation agreement with China Mobile to provide MMS services on China Mobile’s network. Pursuant to this agreement, Beijing AirInbox pays a service fee of 15% of the revenues charged to users to China Mobile, less net transmission charges. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other mobile operators. Any violation of such provision entitles China Mobile to terminate this agreement. This agreement will expire on June 4, 2005.

On May 1, 2004, Beijing AirInbox renewed a cooperation agreement with Beijing Mobile Telecommunication Co., Ltd., or Beijing Mobile, a subsidiary of China Mobile, to provide SMS services through China Mobile’s network. Pursuant to this agreement, Beijing AirInbox pays to Beijing Mobile a service fee of 15% of the revenues charged to users, less net transmission charges. Beijing Mobile has a right to terminate this agreement prior to expiration under certain circumstances, including the delivery of content by Beijing AirInbox in violation of applicable PRC law or policies of Beijing Mobile. This agreement will expire on October 31, 2004, but will be automatically renewed if neither party objects.

Mobile handset manufacturers

We have also established distribution arrangements with mobile handset manufacturers, such as Motorola, Ningbo Bird, Samsung and Panasonic, which manufacture select handset models with a wireless value-added services icon in the handset’s menu or in the menu of the MonternetTM portal accessed through the handsets that enables users to access our wireless value-added services directly from their mobile phones. In 2004, we entered into agreements with Samsung and Panasonic, pursuant to which we will establish and maintain their web sites specially designed for wireless value-added services downloads and exclusively manage the provision of wireless value-added services through these web sites to the users of Samsung and Panasonic mobile phones.

We have cooperation arrangements with several leading mobile handset manufacturers. Pursuant to these arrangements, mobile handset manufacturers receive 50% to 70% of the net cash that we receive from mobile operators with respect to wireless value-added services that are accessed through links to our services in the user’s handset or MonternetTM portal. The terms of these agreements are generally for one year, and pertain to specific mobile handset models. In addition to bundling our services with such mobile handset manufacturers, we also leverage our relationship with them to enter into joint marketing programs.

Content providers

We have also entered into licensing agreements with content providers. Pursuant to these agreements, we contract with our content providers to use their content for a fixed licensing fee or for a certain percentage, approximately 30% to 70%, of the net cash we receive from mobile operators with respect to messages that contain the licensed content. These arrangements are typically for one or two years and not exclusive, except for the content specifically produced for us by our freelance writers and certain content from our third-party content providers. We currently have over 30 content suppliers, including Olarks Mobile Entertainment Co., Ltd., Xiamen Index Corporation and Beijing Zhongbiaoxin Network Technology Development Corp. We have also entered into arrangements with Namco Limited, Gamevil Inc., Superscape Ltd. and NEC Corporation.

Other distribution partners

We have established promotion arrangements with Internet and other companies such as Shenzhen Aisidi Industry Co., Ltd., Baidu (Beijing) Co., Ltd. and China Film Corporation, pursuant to which they promote our products on their web sites in exchange for a fee that is based on the sales of our services on their web sites. Pursuant to these arrangements, we generally pay 20% to 80% of the net

Business

cash we receive from the mobile operators in connection with the services delivered to users that utilize products on their web sites.

We also work with mobile handset distributors to market our services to mobile handset buyers. Pursuant to our distribution arrangements with mobile handset distributors, they promote our services by setting a unique access code for our services as a default on the handsets they sell, educating buyers about our services and including our promotional pamphlets describing our services in the informational packages provided to buyers. These arrangements provides us with an alternative distribution channel, allowing us to sell and market our services through the distributor’s sales channels. In return, we generally pay the mobile handset distributors 40% to 70% of the net cash we receive from the mobile operators in connection with the services accessed through the unique access code.

PRODUCT DEVELOPMENT

As our business focus is on technologically advanced wireless value-added services, our product development team focuses on creating innovative products that utilize new wireless standards. China Mobile started operating its 2.5G network in May 2002, for its WAP services on a trial basis. This new wireless standard enables wireless value-added service providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data services. Our product development team focuses on refining and upgrading our current services, as well as creating new and innovative services that utilize the latest technology. We were one of the first wireless value-added service providers to work with China Mobile to develop and offer MMS and WAP services and have continued to be a leading developer of innovative services compatible with such technology platforms. We believe that our timely delivery of new services that meet the mobile operator’s specifications demonstrates our technical capabilities and strengthens our cooperation relationship with China Mobile. In addition, we plan to work with the mobile operators to offer new services that are compatible with more advanced technologies, such as personal digital assistants, flash animation and audio/ video services.

In addition to developing a range of innovative services, we have also developed a variety of programming tools that allow us to enhance consumer’s enjoyment of our services. For instance, in response to the current lack of a standard operating system among mobile phones produced by different manufacturers in China, which may result in inconsistent user experiences for users accessing our services through different handset models, we have developed software tools that allow our services to be readily adapted for use on most mobile phones on the market. Such tools reduce the marginal cost of adapting our services to additional models of mobile phones and optimize user experience in terms of format and presentation of our services. Thus, we are able to input content into our system which will be recalibrated and tailored for a user’s mobile phone or formatted for a particular technology platform.

As of March 31, 2004, our product development team consisted of 201 people, organized into departments based on platforms such as WAP, MMS, JavaTM and SMS. Within each department, the team is further divided into specific product areas such as media, community and interactive entertainment. Our product development team includes engineers with a wide range of technical experience across different technology platforms in the wireless telecommunications sector.

SALES, MARKETING AND CUSTOMER SERVICE

We are committed to establishing our KongZhong name as a well-recognized and reputable brand not only among mobile phone users, but also among mobile operators, key industry players and owners of brand names. We sell our services principally to and through China Mobile, as well as other

Business

distribution partners. We market through our web site, promotional events, direct marketing and media advertising. We provide customer support to China Mobile and our end users.

Sales and marketing

We focus on marketing our KongZhong brand name, as we believe branding is important in the wireless interactive entertainment, media and community services market. We have registered KongZhong Network as a commercial website with the State Administration on Industry and Commerce. As a result, no one else may operate a website, whether commercial or otherwise, by using the name of KongZhong Network. We are also the registered owner of the www.kongzhong.com, www.kongzhong.com.cn, www.kongzhong.net and www.kongzhong.net.cn domain names, and are in the process of applying for the registration of the Chinese name of “KongZhong Network” as our service mark. Even in the event we are not able to acquire a service mark for the Chinese name of “KongZhong Network,” we do not expect to face a proliferation of counterfeit services or products without any legal remedy as we may seek remedy for piracy under China’s Anti-Unfair Competition Law, by bringing a suit against a third party that uses the Chinese name of “KongZhong Network” if the overall design or appearance of that third party’s services is substantially the same as that of the well-known or established services provided by us. Moreover, the primary focus of our brand promotion is on our logo, the KongZhong thumb, which is a legally registered trademark in China, and this registration and the investment that we have made in the logo should not be affected by whether we are able to acquire a service mark for the Chinese name of “KongZhong Network”.

We utilize our leading position among providers of wireless interactive entertainment, media and community services and our knowledge of our customers to attract joint promotion arrangements with brand-owners seeking effective channels of publicity among trend-conscious consumers. Through select distribution channels, we target young and fashion-driven consumers who we believe set trends for consumer products and services in China. We promote our services through joint promotional events with China Mobile, its subsidiaries, mobile handset manufacturers, mobile handset distributors and other business partners. We also participate in marketing campaigns with China Mobile. For example, we are currently working with China Mobile in its M-ZoneTM marketing initiatives, which promote its wireless value-added services to younger mobile phone users. We also engage in joint promotional events with other partners. We seek to be the preferred partners for brand-owners seeking to reach trend-conscious consumers through wireless channels and a preferred wireless partner in collaborative lifestyle marketing in China. For example, we promoted the movie “Hero” pursuant to a joint promotional arrangement under which we offered exclusive wireless value-added services containing pictures and other content relating to the movie. Such promotion significantly increased our revenue, generating over 280,000 SMS and WAP subscriptions and $0.2 million in revenue for Hero-related services in the first quarter of 2003. In addition, we market through traditional offline media venues, such as through newspapers, magazines and flyers.

Substantially all of our services are provided through the networks of China Mobile. Accordingly, we devote significant resources to maintaining, expanding and strengthening our relationship with China Mobile and its subsidiaries. As of March 31, 2004, our sales and marketing department consisted of 52 persons strategically located in 15 provinces in China to work closely with the mobile operators throughout China at the provincial and local level, where pricing and other important decisions on marketing and operations are made. Our localized sales team also helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.

We also seek alternative distribution channels, such as mobile handset manufacturers and mobile handset distributors. In addition, we sell our services by advertising in media forums, including newspapers, magazines and on television. Our sales force also works with other distribution partners to promote our services.

Business

To motivate our sales professionals, a portion of their compensation is based on the usage of our services in the relevant region. Sales quotas are assigned to all sales personnel according to quarterly sales plans. We intend to increase our marketing budget and staff to further increase awareness of our brand name. We are also exploring a range of other joint marketing strategies in order to maximize our cooperation arrangements and resources.

Customer service

Customer service is important to us as it is key to building our brand and our relationships with the mobile operators. We train our customer service representatives with an emphasis on customer satisfaction. Our customer service center handles calls, faxes and e-mails from our users, as well as inquiries forwarded from the mobile operators. Our customer service representatives interact on a regular basis with, and provide training materials to, customer service representatives of mobile operators from over 30 provinces to enhance our users’ experience with our services.

COMPETITION

There are numerous players in China’s wireless value-added services market. China Mobile’s listed subsidiary, China Mobile (Hong Kong) Limited, reported in its 2003 annual results announcement that over 880 service providers supply content and services for its MonternetTM network in 2003. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content, users and business partner and channel relationships. We also compete for experienced and talented employees.

Some of our competitors may have greater access to capital markets, more human and financial resources than we do, and a longer operating history than we have. For instance, Internet portals providing wireless value-added services may have an advantage over us with their longer operating history, more established brand name, larger user base and Internet distribution channels. Furthermore, our competitors may be able to offer a broader range of services than we are presently able to offer. See “Risk factors— Risks relating to our business— We may face increasing competition, which could reduce our market share and materially adversely affect our financial condition and results of operations.”

2.5G wireless standard services

Our primary competitors in the 2.5G wireless value-added services market in China include Internet portals such as Sina Corporation, Sohu.com Inc., NetEase.com Inc. and TOM Online Inc., as well as providers focused on wireless value-added services such as Tencent Technology Limited’s Mobile QQ, Hurray! Solutions Limited and Beijing Mobile Navi Information Technology Services Company. According to Analysys, in 2003, we, Beijing Mobile Navi Information Technology Services Company, TOM Online Inc., Shenzhen Xuntian Telecommunication Technology Ltd. and Tencent Technology Limited’s Mobile QQ were ranked 1 through 5, respectively, in market share in the WAP services market, and we, TOM Online Inc., Sina Corporation, NetEase.com Inc. and Sohu.com Inc. were ranked 1 through 5, respectively, in market share in the MMS services market.

2G wireless standard services

Competition is particularly intense in China’s 2G-based wireless value-added services market as the barriers to entry are relatively low compared to the 2.5G market, resulting in a much higher number of wireless value-added service providers. As the market for wireless value-added services in China continues to evolve into 2.5G, our focus is primarily on developing our 2.5G services. However, we also offer SMS in our portfolio of services. Our primary competitors in this market include Internet portals such as Sina Corporation, Sohu.com Inc., Netease.com Inc. and TOM Online Inc., and providers focused on wireless value-added services such as Tencent Technology Limited’s Mobile QQ,

Business

LinkTone Limited, Mtone Wireless Corp., New Palm Information Technology Co. and Honglian 95 Information Shareholding Limited. According to Analysys, Tencent Technology Limited’s Mobile QQ, Sina Corporation, Sohu.com Inc., TOM Online Inc. and NetEase.com Inc. were ranked 1 through 5, respectively, in market share in the SMS services market in 2003.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition, confidentiality and licensing agreements with our senior officers, clients, partners and others to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our content or technology, particularly in foreign countries where the relevant laws may not protect our proprietary rights as fully as in the United States. For a description of the regulations applicable to our industry in China, see “Regulation.”

We have registered the domain names kongzhong.com, kongzhong.com.cn, kongzhong.net, kongzhong.net.cn, cota.com.cn and cota.cn. We have applied to register certain trademarks in China; however, we are unable to register the Chinese name of our service mark “KongZhong Network” in China because PRC laws and regulations do not permit the registration of generic terms as trademarks or service marks, and the Chinese name of “KongZhong Network” is deemed a generic term. See “Risk factors— Risks relating to our business— We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

INFORMATION TECHNOLOGY SYSTEMS AND INFRASTRUCTURE

We maintain most of our servers at the premises of Beijing Communication Corporation, which is the administrator of the central hub of the ChinaNet backbone. We also maintain servers at other Internet data centers, including Beijing Mobile Communication Company Limited, Chongqing Mobile Communication Company Limited and Hangzhou Mobile Communication Company Limited. We believe that utilizing these hosting partners provides significant operating benefits, such as protecting our systems from power loss, break-ins and other potential external causes of service interruption. In addition, we back up all of our data. We believe we will be able to increase our server capacity as needed to accommodate future growth.

EMPLOYEES

General

Our senior management and many of our employees have had prior experience in the Internet portal or telecommunications-related industries. Our employees receive a base salary and a performance-based bonus. Our bonuses are available to all employees and the amounts of such bonus are calculated based on the performance ranking of the employee. We have a broad-based stock option plan pursuant to which we grant stock options from time to time to employees who have passed their initial probation period. We also offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

In general, our technical personnel and most of our senior executives work for our subsidiary, KongZhong Beijing, and the rest of our employees work for Beijing AirInbox or Beijing Boya Wuji.

Business

As of March 31, 2004, we had 314 employees, including five part-time employees. The table below sets forth the number of our employees by function as of the end of the periods indicated:

	As of		As of		As of
	December 31, 2002		December 31, 2003		March 31, 2004

		% of		% of		% of
	Number	Total	Number	Total	Number	Total

Sales, marketing and business development	11	21.6%	36	15.7%	52	16.6%
Customer service	3	5.9%	18	7.9%	26	8.3%
Product development	27	52.9%	149	65.0%	201	64.0%
Networking operation	2	3.9%	8	3.5%	12	3.8%
General and administrative	8	15.7%	18	7.9%	23	7.3%

Total	51	100.0%	229	100.0%	314	100.0%

We increased the number of our employees by 516% from a total of 51 employees as of December 31, 2002, reflecting our rapid growth.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Employee benefits plan

As stipulated by PRC regulations, we participate in various housing programs, medical care, welfare subsidies, unemployment insurance and pension benefits through defined contribution plans that are organized by municipal and provincial governments for Beijing AirInbox’s employees. We are required under PRC law to accrue for these benefits based on a percentage of approximately 14% of the salaries, bonuses and certain allowances paid to our employees. A member of the retirement plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amounts we accrued under our employee benefits plan for the period from May 6, 2002 to December 31, 2002 and in 2003 were approximately $41,625 and $0.3 million, respectively. We are required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The total amounts of contributions we made for such employee benefit plans for the period from May 6, 2002 to December 31, 2002 and in 2003 were approximately $6,203 and $0.1 million, respectively.

We have granted stock options to our employees pursuant to our 2002 Plan, as described in “Management— stock options.”

PROPERTIES

Our principal executive office currently occupies over 1,900 square meters of office space in Beijing, China. Starting from August 2004, our principle executive office will occupy approximately 5,000 square meters of office space in Beijing, China, primarily under leases that will expire in May 2006. We also lease sales offices in 10 provinces throughout China.

LEGAL PROCEEDINGS

There are no material legal proceedings pending or, to our knowledge, threatened against us. Despite our efforts to comply with the intellectual property rights of third parties, we cannot be certain that we have not, and will not, infringe on the intellectual property rights of others, which may subject us

Business

to legal proceedings and claims in the ordinary course of our business from time to time. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, we may also initiate litigation to protect our intellectual property rights. See “Risk factors— Risks relating to our business— We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

Management

GENERAL

The functions and powers of our board of directors include, among others:

➢	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

➢	implementing shareholders’ resolutions;

➢	determining our business plans and investment proposals;

➢	formulating our profit distribution plans and loss recovery plans;

➢	formulating our debt and finance policies and proposals for the increase or decrease in our issued capital and the issuance of debentures;

➢	formulating our major acquisition and disposal plans, and plans for merger, division or dissolution;

➢	formulating proposals for any amendments to our memorandum and articles of association; and

➢	exercising any other powers conferred by the shareholders’ meetings or under our memorandum and articles of association.

DIRECTORS AND SENIOR OFFICERS

The following table sets forth certain information concerning our directors and senior officers. The business address of each of our directors and executive officers is 8/F, Tower A, Yuetan Building, No. 2 Yuetan North Street, Beijing, China 100045.

Name	Age	Position

Yunfan Zhou	29	Chairman of the Board of Directors and Chief Executive Officer
Nick Yang	28	Director, President and Chief Technology Officer
Fan Zhang	31	Director
Charlie Y. Shi	42	Independent Director
Yongqiang Qian	31	Independent Director
Richard Wei	41	Chief Financial Officer
Xianghong Chen	33	Marketing Director

Yunfan Zhou, 29, one of our founders, has served as the chairman of the board of directors of our company and our chief executive officer since our inception in May 2002. Prior to establishing our company, Mr. Zhou served as vice president, executive vice president and general manager of Sohu.com Inc., an Internet portal company, from October 2000 to March 2002. In June 1999, Mr. Zhou co-founded ChinaRen Inc., an Internet portal and community company, and served as chief operating officer and general manager until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Zhou holds a master’s degree in electrical engineering from Stanford University and a bachelor’s degree in electronic engineering from Tsinghua University.

Nick Yang, 28, one of our founders, has served as president, director and chief technology officer of our company since our inception in May 2002. Prior to establishing our company, Mr. Yang served as vice president of technology and chief technology officer of Sohu.com Inc. from October 2000 to March 2002. In June 1999, Mr. Yang co-founded ChinaRen Inc. and served as chief technology officer until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Yang holds a master’s degree

Management

in electrical engineering from Stanford University and a bachelor’s degree from the University of Michigan.

Fan Zhang, 31, is a director of our company. Mr. Zhang has been a Senior Vice President of Draper Fisher Jurvetson ePlanet Ventures, which together with its affiliates holds 8.9% of our shares before the offering. He also holds directorships in a number of private companies. From 1997 to 1999, Mr. Zhang served as a financial analyst in the Investment Banking Division of Goldman Sachs (Asia) L.L.C. He was an engineer at Focus Graphics, Inc. in California from 1992 to 1994. Mr. Zhang holds an MBA degree from Stanford University Graduate School of Business and a bachelor’s degree in economics from Stanford University.

Charlie Y. Shi, 42, is an independent director of our company. Mr. Shi has been a member of the Investment Committee of CMT ChinaValue Capital Advisors Limited since May 2004. From April 2001 to April 2004, Mr. Shi served as a managing director of China Assets Investment Management Limited, a Hong Kong-based investment management company. China Assets Investment Management Limited is the sole investment manager of China Assets (Holding) Limited, a Hong Kong registered investment fund which owns 100% of the shares of Global Lead Technology Limited, a holding company which holds 13.3% of the shares of our company before the offering. From February 2000 to March 2001, Mr. Shi was the senior vice president of SOFTBANK China Venture Capital Limited. He served as deputy managing director of Toplap Investments Limited, an investment advisory and management subsidiary of China Insurance (Hong Kong) Group, from February 1998 to December 1999, and served at Merrill Lynch & Co. from March 1992 to January 1998, holding the last position as assistant vice president. Mr. Shi holds an MBA degree from California Lutheran University and a bachelor’s degree in economics from Fudan University in Shanghai. He is also a graduate of the Harvard Business School Advanced Management Program.

Yongqiang Qian, 31, is an independent director of our company. Mr. Qian is also the chief executive officer of New Oriental Online Company, an entity specializing in online education that he founded in December 2000. He was also a director and vice president of Beijing New Oriental Education and Technology Group, the parent company of New Oriental Online Company, from 2000 to 2004. From 1993 to 1997, he was a co-founder and project manager at Beijing New Oriental School, a company providing educational and training services, and an affiliate of Beijing New Oriental Education and Technology Group. Mr. Qian holds an MBA degree from Yale University School of Management and a bachelor’s degree from North China University of Technology.

Richard Wei, 41, is the chief financial officer of our company. Prior to joining our company in February 2004, Mr. Wei served as the chief financial officer of ASE Test Limited, a leading independent semiconductor testing services provider, from August 2002 to February 2004 and ISE Labs Inc., a subsidiary of ASE Test Limited, from September 2000 to July 2002. Mr. Wei was a research analyst at Lehman Brothers Asia from 1996 to 2000, a research analyst at Morgan Stanley from 1994 to 1996 and a research associate at the Harvard Business School from 1993 to 1994. He also served as a systems engineer at IBM Inc. from 1985 to 1991. Mr. Wei holds an MBA degree from Cornell University and a bachelor’s degree in computer science from the Massachusetts Institute of Technology.

Xianghong Chen, 33, is the marketing director of our company. Prior to joining our company in March 2004, Ms. Chen served as a senior marketing manager of Sprint from 1998 to February 2004. She also served as an operations consultant at Boise Cascade Paper Co. in 1997 and a sales and distribution manager at International Import and Export Corporation at Hangzhou, China from 1992 to 1996. Ms. Chen holds a MBA degree from Indiana University and a bachelor’s degree in arts from Nanjing International Relations University.

There is no family relationship between any of our directors or senior officers.

Management

Each of our senior officers has entered into an employment agreement and a non-compete agreement with us. Pursuant to the employment agreements, each of our senior officers is entitled to receive a basic salary and may also receive an annual bonus if a certain level of performance has been achieved. All of the senior officers are bound by the confidentiality and non-competition provisions in each of their employment agreements and non-compete agreements with us.

Each of Yunfan Zhou and Nick Yang was a party to an employment agreement with Sohu.com Inc. that restricted him during the period of his employment with Sohu.com Inc. and for a period of one year after the termination of such employment from (i) participating or otherwise being involved in any entity that operates an Internet portal in China without the prior written authorization of Sohu.com Inc. and (ii) soliciting or hiring any employee of Sohu.com Inc or soliciting business on behalf or for the benefit of any entity that operates an Internet portal in China from any customer, supplier or business partner of Sohu.com Inc. Both Yunfan Zhou and Nick Yang resigned from Sohu.com Inc. on March 18, 2002. Messrs. Zhou and Yang received claims made by Sohu.com Inc. in respect of breaches by them of these restrictions, but such claims were amicably resolved between Sohu.com Inc. and each of Messrs. Zhou and Yang in September 2002. We are not aware of any further claims or legal proceedings initiated or threatened by Sohu.com Inc. against Yunfan Zhou, Nick Yang or us.

BOARD PRACTICE

To enhance our corporate governance, our board of directors established three board committees: an audit committee, a nominations committee and a compensation committee, which are comprised solely of independent directors.

Audit Committee

We have established an audit committee in accordance with the Nasdaq Listing Rules, which reviews our internal accounting procedures and considers and reports to our board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The members of our audit committee are Charlie Y. Shi and Yongqiang Qian, both of whom are our independent directors.

Nominations Committee

We have established a nominations committee, which identifies individuals qualified to become directors and recommends director nominees to be approved by our board. The members of our nominations committee are Charlie Y. Shi and Yongqiang Qian, both of whom are our independent directors.

Compensation Committee

We have established a compensation committee to determine the salaries and benefits of our directors and senior officers. The members of our compensation committee are Charlie Y. Shi and Yongqiang Qian, both of whom are our independent directors.

COMPENSATION OF DIRECTORS AND SENIOR OFFICERS

Our senior officers receive compensation in the form of salaries, annual bonuses and share options. We have entered into service agreements with our senior officers. None of these service agreements provide benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003 were approximately $10,316 (RMB85,382) and $62,228 (RMB0.5 million), respectively. We do not pay any compensation to our non-executive directors.

Management

We accrued $0.3 million in 2003 and $0.2 million in the first quarter of 2004 to provide housing, medical and pension benefits, unemployment insurance, and staff welfare for all employees, including our executive directors and senior officers.

STOCK OPTIONS

The 2002 Plan was adopted by our shareholders at a meeting held on June 6, 2002. The 2002 Plan is intended to provide incentives to our directors, officers and employees as well as consultants and advisors of our company and its present or future parent company or subsidiaries, or the related corporations. Pursuant to the 2002 Plan, we originally reserved a total of 3,500,000 (adjusted to 70,000,000 following our share split) ordinary shares for issuance under two categories of options: incentive share options, which may only be granted to officers and employees of the related corporations, and non-qualified options, which may be granted to any employee, officer, director, consultant or advisor of the related corporations. We increased the number of ordinary shares reserved for issuance in the 2002 Plan to 5,250,000 (adjusted to 105,000,000 following our share split) on February 15, 2004, and such increase has been approved by our shareholders.

We have granted an aggregate of 86,120,000 options which are outstanding, of which 18,045,000 were exercisable, as of March 31, 2004 as adjusted by cancellations following initial grants and our share split at exercise prices ranging from $0.0025 to $0.25 per ordinary share.

With respect to the options that we have granted, the vesting schedule for the incentive share options provides for 25% of the options to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly installments beginning one calendar quarter after the date of such anniversary. The non-qualified options vested immediately upon grant of such options. The expiration date for each option is ten years from the date of grant. The exercise price of each option was the estimated fair market value as determined by our board of directors after taking into consideration all factors in good faith.

The 2002 Plan provides for acceleration of awards upon the occurrence of certain consolidations, mergers, acquisitions or sale of all of substantially all assets or shares of our company. In any such case, our board shall take one of more of the following actions, among others, accelerate the date of exercise of such options or any installment of such options, provide a fixed period of time that the grantees must exercise or terminate all options in exchange for cash payment.

Our board of directors administers the 2002 Plan and has wide discretion in awarding share options. Subject to the provisions of the 2002 Plan, our board of directors determines who will be granted options, the type and timing of options to be granted, the vesting schedule and other terms and conditions of the options, including the exercise price.

Generally, if an outstanding incentive share option granted under the 2002 Plan has not vested by the date of termination of the grantee’s employment with us, no further installments of his or her incentive share options will become exercisable following the date of such cessation of employment, and his or her incentive share options will terminate after a period of 90 days from such cessation of employment.

Our board of directors may terminate or amend the 2002 Plan at any time; provided, however, that our board of directors must seek our shareholders’ approval with respect to certain major modifications to the 2002 Plan, and, if such amendment or termination would adversely affect the rights of a grantee under any option granted, the approval of such grantee would be required. Without further action by our board of directors, the 2002 Plan will terminate on June 6, 2012.

Management

The following table sets forth information on stock options that have been granted and are outstanding as of March 31, 2004 pursuant to the 2002 Plan.

			Approximate
			percentage of our
	Number of shares		issued share
	to be issued		capital immediately
	upon exercise		after completion of
Name of grantee	of options	Expiration date	this offering

Senior Officers
Richard Wei(1)(2)	14,000,000	February 17, 2014	1.0%
Xianghong Chen(1)(2)	2,000,000	February 17, 2014	0.1%
All directors and senior officers as a group	16,000,000	February 17, 2014	1.2%
Other employees (comprising 247 individuals)	70,120,000	Varies from June 30, 2012 to February 17, 2014	5.1%
Total	86,120,000	Varies from June 30, 2012 to February 17, 2014	6.3%

(1)	The exercise price of the stock options is $0.25 per ordinary share.

(2)	The options will vest periodically, starting from February 18, 2005.

Stock-based compensation expense

We grant stock options to our employees and we record a compensation charge for the excess of the fair value of the stock at the measure date over the amount an employee must pay to acquire the stock compensation using the straight-line method over the vesting periods of the related options, which are generally four years.

We have recorded deferred stock compensation to represent the difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise prices. We determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preferred share placement. We recorded deferred stock-based compensation expense of $0, $0.2 million and $2.2 million for stock options granted to employees, and amortized $0, $21,986 and $80,738, for the period from May 6, 2002 to December 31, 2002, 2003 and the first quarter of 2004, respectively.

Regulation

GENERAL

The telecommunications industry, including computer information and Internet access services, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the MII, and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

In March 1998, the National People’s Congress of the PRC approved a government restructuring plan that directed the MII to assume, among other things, the regulatory, administrative and other responsibilities of, and rights previously exercised by, the former Ministry of Post and Telecommunications.

The MII, under the leadership of the State Council, is responsible for, among other things:

➢	formulating and enforcing telecommunications industry policy, standards and regulations;

➢	granting licenses to provide telecommunications and Internet services;

➢	formulating tariff and service charge policies for telecommunications and Internet services;

➢	supervising the operations of telecommunications and Internet service providers; and

➢	maintaining fair and orderly market competition among operators.

In September 2000, the PRC State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses, with wireless value-added services classified as value-added telecommunications businesses. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, all principal investors in such an enterprise must be themselves telecommunications operators. Pursuant to the Foreign Investment Industrial Guidance Catalogue, as of December 11, 2003, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%. However, uncertainty exists as to how these regulations will be implemented. The PRC government authorities are still in the process of drafting detailed rules with respect to the procedures for the application for and approval of establishing a foreign-invested value-added telecommunications services enterprise. To comply with these PRC regulations, we conduct substantially all of our operations through Beijing AirInbox and Beijing Boya Wuji, which are wholly-owned by PRC citizens and incorporated in the PRC. We do not have any equity interests in these operating companies, but instead enjoy the economic benefits of these operating companies through a series of contractual arrangements, which we and our wholly-owned subsidiary have entered into with Beijing AirInbox and Beijing Boya Wuji and their respective shareholders as described in “Our corporate structure” and “Related party transactions.” In the opinion of Llinks Law Office, our PRC legal counsel, the

Regulation

ownership structures of, and our contractual agreements with, these operating companies comply with all existing PRC laws and regulations, including the Telecom FIE Rules.

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet or other value-added telecommunications companies operating within their respective jurisdictions. In Beijing, the Beijing Municipal Administrative Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. In 2002, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial web sites located within Beijing to register their web site names and commercial web sites with the Beijing AIC.

REGULATION OF INTERNET CONTENT SERVICES

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures, or the Internet Information Measures, in September 2000, the MII and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures. The Internet Information Measures require that commercial Internet content providers must obtain an Internet information license from the appropriate telecommunications authorities in order to carry on any commercial Internet content operations within China. Internet content operators must display their operating license numbers in a conspicuous location on their home page. Internet content operators are obliged to police their web sites in order to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions that have been promulgated by other ministries over the past few years. In addition, the Internet Information Measures also provide that Internet content operators which operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any Internet content operator engaged in providing online BBS is subject to a special approval and filing process with the relevant governmental telecommunications authorities. Of particular note to foreign investors, the Internet Information Measures stipulate that Internet content operators must obtain the consent of the MII prior to establishing an equity or cooperative joint venture with a foreign partner.

Certain local governments have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing AIC, has promulgated a number of Internet-related rules. In 2002, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial web sites located within Beijing to register their web site names and commercial web sites with the Beijing AIC.

The Beijing Telecommunications Administration Bureau issued to Beijing AirInbox a telecommunications and information services operating license for its Internet content business. These licenses are subject to standard annual reviews. Beijing Boya Wuji is in the process of applying for these licenses.

REGULATION OF WIRELESS VALUE-ADDED SERVICES

Pursuant to the Telecom Regulations, a commercial operator of Internet content services must obtain an operating license. Other than this requirement, PRC legislation on wireless telecommunications is generally aimed at regulating equipment and infrastructure rather than applications and value-added service providers.

The Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, were promulgated by the MII on December 26, 2001. The Telecom License Measures

Regulation

confirm that there are two types of telecommunications operations licenses for operators in China (including foreign-invested telecommunications enterprises), namely, licenses for infrastructure services and licenses for value-added services, for which a distinction is made as to whether a license is granted for intra-provincial or trans-regional, or inter-provincial, activities. An appendix to the license details the permitted activities of the enterprise to which it was granted. An approved telecommunications service operator must conduct its business, for both infrastructure and value-added services types of businesses, according to the specifications recorded on its Telecom Business Operating License. The MII is the competent approval authority for foreign-invested telecommunications enterprises and for granting trans-regional licenses to value-added telecommunications enterprises.

Other than a general classification of wireless information services as a value-added telecommunications services by an appendix to the Telecom Regulations, as amended, there is currently no nationwide legislation that specifically addresses the provision of wireless value-added services, such as SMS, MMS, WAP, JavaTM, IVR or CRBT services. At this time, it is uncertain when national legislation might be enacted to regulate this business.

Each of Beijing AirInbox and Beijing Boya Wuji has obtained a value-added telecommunications business operation permit to operate wireless value-added businesses in Beijing. Beijing AirInbox is also in the process of applying for a trans-regional value-added telecommunications license with the MII.

REGULATION OF INTERNET CULTURE ACTIVITIES

On May 10, 2003, the Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of July 1, 2003. The Internet Culture Measures require Internet content providers which engage in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, game products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products.

Beijing AirInbox has obtained, and Beijing Boya Wuji is in the process of applying for, an Internet culture business operations license with the Ministry of Culture.

REGULATION OF INFORMATION SECURITY AND CENSORSHIP

PRC legislation concerning information security and censorship specifically prohibits the use of Internet infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the divulgence of State secrets.

➢	“A breach of public security” includes a breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens; or illegal or criminal activities.

➢	“Socially destabilizing content” includes any action that incites defiance or violation of PRC laws; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; advocates cult activities; or spreads feudal superstition, involves obscenities, pornography, gambling, violence, murder, or horrific acts or instigates criminal acts.

➢	“State secrets” are defined as “matters that affect the security and interest of the State.” The term covers such broad areas as national defense, diplomatic affairs, policy decisions on State affairs,

Regulation

national economic and social development, political parties and “other State secrets that the State Secrecy Bureau has determined should be safeguarded.”

According to the aforementioned legislation, it is mandatory for Internet companies in China to complete security filing procedures with the local public security bureau and for them to update their filings regularly with the local public security bureau regarding information security and censorship systems for their web sites. In this regard, the Detailed Implementing Rules for the Measures for the Administration of Commercial Web Site Filings for the Record, promulgated in July 2002 by the Beijing AIC, state that web sites must comply with the following requirements:

➢	they must file with the Beijing AIC and obtain electronic registration marks;

➢	they must place the registration marks on their web sites’ homepages; and

➢	they must register their web site names with the Beijing AIC.

We have successfully filed and registered our web sites and web site names with the Beijing AIC. Accordingly, we have obtained an electronic registration mark.

REGULATION OF ADVERTISEMENTS

The principle legislation governing advertisements in China is the Advertising Law (1996) and the Administrative Regulations of Advertisements (1987), pursuant to which an entity conducting advertising activities must obtain a permit from the local AIC. The SAIC is the government agency responsible for regulating advertising activities in China. In February 2000, the SAIC issued a circular requiring any Internet content operator engaging in advertising activities to obtain an advertising license. The SAIC has not promulgated regulations specifically aimed at wireless advertising through a media other than the Internet, such as through SMS or MMS services.

As part of our non-mobile operator marketing activities, we have developed integrated marketing campaigns with traditional media companies and multinational corporations through certain cross-selling efforts with these companies. If the SAIC were to treat our integrated marketing campaigns or other activities as being advertising activities, we would need to apply to the Beijing SAIC for an advertising license to conduct wireless advertising business (through SMS or MMS, for example). We cannot assure you that such application would be approved by the SAIC. Failure to obtain such approval could result in penalties including being banned from engaging in online advertising activities, confiscation of illegal earnings and fines.

REGULATION OF NEWS DISSEMINATION

On November 17, 2000, the Internet News Measures were promulgated by the State Council News Office and the MII. These measures stipulate that general web sites established by non-news organizations may publish news released by certain official news agencies if such web sites satisfy the requirements set forth in Article 9 of the measures and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere. All the news that we publish and disseminate originates from official news agencies approved by the PRC government.

State Council News Office and MII have not specified whether the Internet News Measures apply to dissemination of news through SMS, MMS, WAP, JavaTM, IVR, CRBT or other wireless technologies. If, in the future, the State Council News Office and MII clarify that the Internet News Measures are applicable to wireless services operators or issue new regulations or rules regulating wireless news dissemination, we may need to apply for a license or permit from governmental agencies in charge of news dissemination. We cannot assure you that such application would be approved by the relevant governmental agencies.

Regulation

REGULATION OF ONLINE PUBLICATIONS

The State News and Publications Administration, or SNPA, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, MII and SNPA jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from SNPA. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

SNPA and MII have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, JavaTM, IVR, CRBT or other wireless technologies. If, in the future, SNPA and MII clarify that the Internet Publishing Measures are applicable to wireless value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.

REGULATION OF FOREIGN EXCHANGE CONTROL

The principal regulations governing foreign exchange in China are the Foreign Exchange Control Regulations (1996) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations (1996), or the Exchange Regulations. Under the Exchange Regulations, the Renminbi is freely convertible into foreign exchange for current account items, including the distribution of dividends. Conversion of Renminbi for capital account items, such as direct investment, loans, security investment and repatriation of investment, however, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE.

Under the Exchange Regulations, foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE.

Capital investments by foreign-invested enterprises outside of China (excluding Hong Kong, Macau and Taiwan) are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Reform and Development Commission.

Related party transactions

OVERVIEW

In order to comply with PRC regulations, we operate our business in China through Beijing AirInbox and Beijing Boya Wuji, companies wholly owned by Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, all of whom are PRC citizens. We have entered into a series of contractual arrangements with Beijing AirInbox, Beijing Boya Wuji and their respective shareholders, including agreements on provision of loans, provision of services, license of trademarks and domain names, and certain corporate governance and shareholder rights matters.

We have entered into a shareholders agreement with our shareholders. In addition, we have entered into certain consulting agreements with companies controlled by our current and former shareholders for provision of business advisory services.

Below is a summary of the material provisions of these agreements.

RELATED PARTY TRANSACTIONS BETWEEN US AND OUR CURRENT AND FORMER SHAREHOLDERS AND OTHER AFFILIATES

Loan Agreement. On March 31, 2004, we entered into a loan agreement with Yunfan Zhou, Songlin Yang and Zhen Huang, pursuant to which we amended and restated the terms and conditions of our long-term loans in the total principal amount of $0.2 million (RMB2 million) that we provided to Yunfan Zhou, Songlin Yang and Zhen Huang, in the proportion of their shareholding percentages in Beijing AirInbox. The loans are interest-free and the proceeds have been invested into Beijing AirInbox as a capital contribution by the borrowers. Pursuant to the loan agreement, each of the borrowers agreed to transfer his or her interest in Beijing AirInbox to KongZhong Beijing when permitted under PRC law as repayment of the loan. Each of the borrowers also undertook to us that the loan will become due and payable if, among other things, (i) either Yunfan Zhou or Nick Yang resigns or is removed from office by KongZhong Beijing or its affiliates, (ii) the respective borrower commits a criminal offense, (iii) any third party raises against the respective borrower a claim of more than $60,411 (RMB0.5 million), (iv) foreign investment in a telecommunications value-added services business is permitted and the relevant government authorities start approving such foreign investment, or (v) the borrower dies or becomes incapacitated. In addition, the loan shall be repaid only in the form of a transfer of each borrower’s entire equity interest in Beijing AirInbox to us or, if transfer of ownership to us is prohibited under applicable law, to our designees. Upon the transfer of each borrower’s equity interest in Beijing AirInbox, any proceeds from the transfer shall be used to offset his or her loan repayment obligation to us or our designees. The term of the loan agreement is ten years, automatically renewable at our option.

On March 31, 2004, we entered into a loan agreement with Yang Cha, one of our employees, and Songlin Yang, pursuant to which we have agreed to grant loans to Yang Cha in the amount of $0.5 million (RMB4.5 million) and to Songlin Yang in the amount of $0.4 million (RMB3.5 million). These loans are interest-free and the proceeds are to be exclusively invested into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. The terms and conditions of this loan agreement are substantially the same as the loan agreement that we entered into with Yunfan Zhou, Songlin Yang and Zhen Huang on March 31, 2004. See “—Other related party agreements.”

Termination Agreement. On March 31, 2004, we entered into a termination agreement with KongZhong Beijing, Beijing AirInbox, Yunfan Zhou, Songlin Yang and Zhen Huang, pursuant to which the parties terminated previously existing loan agreements between us and such individuals. The

Related party transactions

terminated loan agreements contained substantially similar terms and conditions as those of a superseding loan agreement between us and the same individuals, which was entered into on March 31, 2004. In addition, pursuant to the termination agreement, a previously existing exclusive cooperation agreement has been terminated and superseded by various other agreements entered into by the parties on March 31, 2004, including the Exclusive Technical and Consulting Services Agreement, Equity Pledge Agreement and Business Operation Agreement. See “—Other related party agreements.”

Consulting Agreement. On October 2, 2002, we entered into a consulting agreement with Mobileren Inc., our 27.4% shareholder which is 100% beneficially owned by Yunfan Zhou. Pursuant to this agreement, Mobileren Inc. provided us investment advisory services. In return, we paid Mobileren Inc. a consulting fee in the amount of $90,000.

Consulting Agreement. On April 1, 2003, we entered into a consulting agreement with Wirelessrock Inc., which held a 10% equity interest in us until September 2003 and is 100% owned by Leilei Wang. Pursuant to this agreement, Wirelessrock Inc. provided us investment advisory services. In return, we paid Wirelessrock Inc. a consulting fee in the amount of $90,000.

Other Related Party Agreements

Option Agreement. Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, the shareholders of Beijing AirInbox, entered into an amended and restated exclusive option agreement with KongZhong Beijing on May 10, 2004 pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to acquire all of his or her interest in Beijing AirInbox at the price of $12,083.1 (RMB100,000) per one percent of its registered capital. The term of this agreement is the earlier of (i) 10 years from the date of execution and (ii) the date all of the equity interests in Beijing AirInbox have been purchased by KongZhong Beijing.

Yunfan Zhou and Zhen Huang, the shareholders of Beijing Boya Wuji, entered into an exclusive option agreement with KongZhong Beijing on March 31, 2004, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to acquire all of his or her interest in the Beijing Boya Wuji at the price of $1,208.2 (RMB10,000) per one percent of its registered capital. The term of this agreement is the earlier of (i) 10 years from the date of execution and (ii) the date all of the equity interests in Beijing Boya Wuji have been purchased by KongZhong Beijing.

Exclusive Technical and Consulting Services Agreements. Beijing AirInbox entered into an exclusive technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide ongoing technical and consulting services to Beijing AirInbox on an exclusive basis. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing AirInbox for such quarter. KongZhong Beijing may partially waive any quarterly payment as long as (i) the cash and cash equivalents owned by Beijing AirInbox is below $12.1 million (RMB100 million) and (ii) the payment of service fees by AirInbox is no less than $0.6 million (RMB5 million) for such quarter. The term of this agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option. Beijing AirInbox previously entered into an exclusive technical and consulting services agreement with KongZhong Beijing on October 10, 2003 for KongZhong Beijing to provide similar services to Beijing AirInbox in the last three months of 2003. This agreement expired on December 31, 2003.

Beijing Boya Wuji entered into an exclusive technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide certain

Related party transactions

technical and consulting services to Beijing Boya Wuji on an exclusive basis. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing Boya Wuji for such quarter, provided that Beijing Boya Wuji is profitable. The term of each of these agreements is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.

Equity Pledge Agreements. Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, the shareholders of Beijing AirInbox, entered into an amended and restated equity pledge agreement with KongZhong Beijing on May 10, 2004. Pursuant to this agreement, each of these shareholders pledged all of his or her interest in Beijing AirInbox to KongZhong Beijing to guarantee the performance by Beijing AirInbox of its obligations under the exclusive technical and consulting services agreement and the domain name license agreement, dated March 31, 2004, and the trademark license agreement dated May 10, 2004 between Beijing AirInbox and KongZhong Beijing. The term of the agreement is from the date on which the pledges are recorded on the shareholders register of Beijing AirInbox until all obligations of Beijing AirInbox guaranteed under this agreement have been fully performed.

Yunfan Zhou and Zhen Huang, the shareholders of Beijing Boya Wuji, entered into an equity pledge agreement with KongZhong Beijing on March 31, 2004. Pursuant to this agreement, each of these shareholders of Beijing Boya Wuji pledged all of his or her interest in Beijing Boya Wuji to KongZhong Beijing to guarantee the performance by Beijing Boya Wuji of its obligations under the exclusive technical and consulting services agreement, the trademark license agreement and the domain name license agreement, dated March 31, 2004, between Beijing Boya Wuji and KongZhong Beijing. The term of this agreement is from the date on which the pledges are recorded on the shareholders register of Beijing Boya Wuji until all obligations of Beijing Boya Wuji guaranteed under this agreement have been fully performed.

Business Operation Agreements. Beijing AirInbox, its shareholders, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang and KongZhong Beijing entered into an amended and restated business operation agreement on May 10, 2004. Pursuant to this agreement, Beijing AirInbox and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing AirInbox will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including (i) lending to or assuming any obligations of a third party, (ii) selling or purchasing any assets or rights valued at more than $24,164 (RMB0.2 million), (iii) replacing or dismissing any directors or senior officers, (iv) incurring any security interest over its assets and intellectual property to any third party or assigning to any third party its rights or obligations under this agreement, (v) amending the articles of association or changing the business scope of Beijing AirInbox, and (vi) changing the normal operational process or amending any material internal guidelines of Beijing AirInbox. In addition, Beijing AirInbox and its shareholders will appoint the designees of KongZhong Beijing, who must be employees of KongZhong Beijing, as the directors, general manager and other senior officers of Beijing AirInbox. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholder’s rights in Beijing AirInbox. The term of this agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option. In addition, according to a letter agreement between KongZhong Beijing and us, determination of any designees by KongZhong Beijing must be approved by the majority of our board of directors.

Beijing Boya Wuji, its shareholders, Yunfan Zhou and Zhen Huang, and KongZhong Beijing entered into a business operation agreement on March 31, 2004. Pursuant to this agreement, Beijing Boya Wuji and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing Boya Wuji will not engage in any transactions which may have a material adverse

Related party transactions

effect on its assets, liabilities, equity or operations, including (i) lending to or assuming any obligations of a third party, (ii) selling or purchasing any assets or rights valued at more than $24,164 (RMB0.2 million), (iii) replacing or dismissing any directors or senior officers, (iv) incurring any security interest over its assets and intellectual property to any third party or assigning to any third party its rights or obligations under this agreement, (v) amending the articles of association or changing the business scope of Beijing Boya Wuji and (vi) changing the normal operations or amending any material internal guidelines of Beijing Boya Wuji. In addition, Beijing Boya Wuji and its shareholders will appoint the designees of KongZhong Beijing, who must be employees of KongZhong Beijing, as directors, general manager and other senior officers of Beijing Boya Wuji. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholder’s rights in Beijing Boya Wuji. The term of this agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option. In addition, according to a letter agreement between KongZhong Beijing and us, determination of any designees by KongZhong Beijing must be approved by the majority of our board of directors.

Powers of Attorney. Each of Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, the shareholders of Beijing AirInbox, executed an irrevocable power of attorney on May 10, 2004, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing AirInbox.

Each of Yunfan Zhou and Zhen Huang, the shareholders of Beijing Boya Wuji, executed an irrevocable power of attorney on March 31, 2004, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing Boya Wuji.

Intellectual Property Agreements. KongZhong Beijing entered into an amended and restated trademark license agreement with Beijing AirInbox on May 10, 2004, granting Beijing AirInbox a non-exclusive license to use certain trademarks for a quarterly fee equal to 5% of the gross revenues of Beijing AirInbox, which is waived before KongZhong has obtained registration of such trademarks in China. In addition, such fee may be waived by KongZhong Beijing if it believes such waiver is necessary for the business of Beijing AirInbox. The term of the agreement is 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.

KongZhong Beijing entered into a domain name license agreement with Beijing AirInbox on March 31, 2004, granting Beijing AirInbox a non-exclusive license to use the domain names owned by KongZhong Beijing for a quarterly fee equal to 5% of the gross revenues of Beijing AirInbox, which may be waived by KongZhong Beijing if it believes such waiver is necessary for the business of Beijing AirInbox. The term of the agreement is 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.

KongZhong Beijing entered into an amended and restated trademark license agreement with Beijing Boya Wuji on May 10, 2004, granting Beijing Boya Wuji a non-exclusive license to use certain trademarks for a quarterly fee equal to 5% of the gross revenues of Beijing Boya Wuji, which is waived before KongZhong has obtained registration of such trademarks in China. In addition, such fee may be waived by KongZhong Beijing if it believes such waiver is necessary for the business of Beijing Boya Wuji. The term of the agreement is ten years from the date of execution, automatically renewable at KongZhong Beijing’s option.

KongZhong Beijing entered into a domain name license agreement with Beijing Boya Wuji on March 31, 2004, granting Beijing Boya Wuji a non-exclusive license to use the domain names owned by KongZhong Beijing for a quarterly fee equal to 5% of the gross revenues of Beijing AirInbox, which may be waived by Kongzhong Beijing if it believes such waiver is necessary for the business of

Related party transactions

Beijing Boya Wuji. The term of the agreement is 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.

SHAREHOLDERS AGREEMENT

On September 12, 2002, we entered into a shareholders agreement with the holders of our Series A and Series B preferred shares and the holders of our ordinary shares.

Pursuant to the shareholders agreement, the rights of the holders of our Series A and Series B preferred shares under these agreements shall terminate upon the closing of this offering, except that, upon receipt of demand within six months following this offering, we are obligated to register for public offering all or any portion of the ordinary shares issuable upon conversion of our preferred shares. The holders of our Series A and Series B preferred shares are also entitled to participate in certain registrations of securities that we initiate after this offering. See “Description of share capital—Registration rights.”

In addition, without the prior written consent of our shareholders representing no less than 66 2/3% of the ordinary shares held by the investors who had purchased our Series B preferred shares, none of Yunfan Zhou and Nick Yang, our founders, may directly or indirectly transfer any of our ordinary shares held by him, or any equity interests of Beijing AirInbox held or controlled by him, or, in the case of Yunfan Zhou, any equity interests of Mobileren Inc., within 180 days after the closing of this offering.

Principal and selling shareholders

The table below sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2004, (1) assuming the conversion of all of our preferred shares into ordinary shares, and (2) as adjusted to reflect the sale of our ADSs offered in this offering for:

➢	each person whom we know owns beneficially more than 5% of our ordinary shares;

➢	each of our directors and each of our senior officers who beneficially own our ordinary shares; and

➢	each other selling shareholder who will participate in this offering.

The number of our ordinary shares outstanding used in calculating the percentage of each listed person includes our ordinary shares underlying options held by such person that are exercisable immediately, but excludes ordinary shares underlying options held by any other person.

	Shares beneficially		Shares being		Shares beneficially
	owned prior to this		sold in the		owned after this
	offering		offering(1)		offering(1)

Name	Number	Percent	Number	Percent	Number	Percent

Yunfan Zhou (shares held through Mobileren Inc.)	287,500,000	27.4%	16,000,000	1.5%	271,500,000	19.8%
Nick Yang	287,500,000	27.4%	16,000,000	1.5%	271,500,000	19.8%
Global Lead Technology Limited	140,000,000	13.3%	14,717,480	1.4%	125,282,520	9.1%
Draper Fisher Jurvetson ePlanet Ventures L.P.(2)	89,880,000	8.6%	9,448,640	0.9%	80,431,360	5.9%
Draper Fisher Jurvetson ePlanet Partners Fund, LLC(2)	1,866,680	0.2%	196,240	—%	1,670,440	0.1%
Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG(2)	1,586,660	0.2%	166,800	—%	1,419,860	0.1%
eGarden I(3)	59,500,000	5.7%	6,254,920	0.6%	53,245,080	3.9%
Calver Investments Limited(3)	24,500,000	2.3%	2,575,560	0.2%	21,924,440	1.6%
eGarden Ventures (HK), Ltd. (3)	3,500,000	0.3%	367,920	—%	3,132,080	0.2%
Lucky Dragon Holdings Group Ltd.	81,666,660	7.8%	8,585,200	0.8%	73,081,460	5.3%
Yin Alice Chau	52,500,000	5.0%	5,519,040	0.5%	46,980,960	3.4%
Yang Cha(4)	1,600,000	0.2%	168,200	—%	1,431,800	0.1%
Fan Zhang	—	—	—	—%	—	—%
Charlie Shi	—	—	—	—%	—	—%
Richard Wei	—	—	—	—%	—	—%
Xianghong Chen	—	—	—	—%	—	—%
All directors and senior officers as a group of 7 persons.(5)	575,000,000	54.8%	32,000,000	3.0%	543,000,000	39.6%

(1)	Assumes that the underwriters do not exercise the over-allotment option.

Principal and selling shareholders

(2)	Draper Fisher Jurvetson ePlanet Ventures L.P., Draper Fisher Jurvetson ePlanet Partners Fund, LLC and Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG together hold 8.9% of our company prior to the offering and 6.1% following this offering.

(3)	eGarden I, Calver Investments Limited and eGarden Ventures (HK), Ltd. together hold 8.3% of our company prior to this offering and 5.7% following this offering.

(4)	Represents stock options to acquire ordinary shares which are exercisable immediately. The options have an exercise price of $0.0025 per ordinary share.

(5)	Includes Yunfan Zhou and Nick Yang.

Mobileren Inc., a British Virgin Islands company, is 100% owned by one of our founders, Yunfan Zhou. Prior to September 2002, Mr. Zhou directly held 11,725,000 ordinary shares of our company. In September 2002, Mobileren Inc. purchased 3,150,000 Series A preferred shares from us, of which 500,000 were transferred to CENO Investment Limited in September 2003. The address of Mobileren Inc. is c/o Yunfan Zhou, 8/F, Tower A, Yuetan Building, No. 2 Yuetan North Street, Beijing, China 100045 until July 31, 2004, and will be c/o Yunfan Zhou, 33/F, Tengda Building, No. 168, Xiwai Avenue, Haidian District, Beijing China, 100044 starting from August 1, 2004. As adjusted by our share split, Mr. Zhou and his family member beneficially hold 234,500,000 ordinary shares and 105,500,000 Series A preferred shares of our company in aggregate.

Nick Yang is one of the founders of our company. In May and September 2002, he purchased 11,725,000 ordinary shares of our company and 3,150,000 Series A preferred shares of our company from us, of which 500,000 were transferred to CENO Investment Limited in September 2003. His address is 8/F, Tower A, Yuetan Building, No. 2 Yuetan North Street, Beijing, China 100045 until July 31, 2004, and will be 33/F, Tengda Building, No. 168, Xiwai Avenue, Haidian District, Beijing China, 100044 starting from August 1, 2004. As adjusted by our share split, Mr. Yang holds 234,500,000 ordinary shares and 53,000,000 Series A preferred shares of our company.

Global Lead Technology Limited is a British Virgin Islands company, a wholly-owned subsidiary of China Assets (Holdings) Ltd., a publicly traded company listed on the Hong Kong Stock Exchange. The voting and investment power over our ordinary shares owned by Global Lead Technology Limited is controlled by the board of directors of China Assets (Holdings) Limited, whose members are Yuan Yi Lao, Jun Yan Wang, Shu Lin Xin (alternate director to Yuan Yi Lao), Yu Qiao Zhao, Frank Che Yin Tsui, Wei Jiang, Wai Kin Yeung, Peter Duncan Neil Robertson, Jia Yan Fan and Ming Yu Wu. As adjusted by our share split, Global Lead Technology Limited holds 140,000,000 Series B preferred shares of our company. Its address is 19th Floor, Wing On House, 71 Des Voeux Road, Central, Hong Kong.

Draper Fisher Jurvetson ePlanet Ventures L.P., together with its affiliates, Draper Fisher Jurvetson ePlanet Partners Fund, LLC and Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG hold 93,333,340 Series B preferred shares of our company, as adjusted by our share split. Their address is 2882 Sand Hill Rd., Suite 150, Menlo Park, CA 94025, U.S. The voting and investment power over our ordinary shares owned by Draper Fisher Jurvetson ePlanet Ventures LP, a Cayman Islands limited partnership, is controlled by the board of directors of Draper Fisher Jurvetson ePlanet Partners, Ltd., the general partner of the limited partnership. The directors of Draper Fisher Jurvetson ePlanet Partners, Ltd. are Timothy C. Draper, John H. N. Fisher, Steve T. Jurvetson and Asad Jamal. The voting and investment power over our ordinary shares owned by Draper Fisher Jurvetson ePlanet Partners Fund, LLC, a California limited liability company, is controlled by its managing members, Timothy C. Draper, John H. N. Fisher and Steve T. Jurvetson. The voting and investment power over our ordinary shares owned by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG, a German partnership, is controlled by the managing directors of Draper Fisher Jurvetson ePlanet Verwaltungs GmbH, Ltd., the general partner of the partnership. The directors of Draper Fisher Jurvetson ePlanet

Principal and selling shareholders

Verwaltungs GmbH, Ltd. are Timothy C. Draper, John H. N. Fisher, Steve T. Jurvetson and Asad Jamal.

eGarden I, a Cayman Islands company, together with its affiliates, Calver Investments Limited, a Channel Islands company controlled by Samuel Shin Fang, and eGarden Ventures (HK), Ltd., a British Virgin Islands company equally owned by John Zhao and Samuel Shin Fang, hold 87,500,000 shares, including 52,500,000 Series A preferred shares and 35,000,000 Series B preferred shares, of our company in aggregate, as adjusted by our share split. In July 2003, our former shareholder Wirelessrock Inc. transferred 1,400,000 Series A preferred shares to eGarden I and 1,224,000 Series A preferred shares to Calver Investments Limited. Their address is Unit 412, New East Ocean Center, 9 Science Museum Road, Tsim Sha Tsui, Kowloon, Hong Kong.

Lucky Dragon Holdings Group Ltd. is a British Virgin Islands company controlled by Lam Wu Fu. Prior to March 2004, Chinney Development Company Limited held these shares directly. Its address is 18th Floor, Hang Seng Building, 77 Des Voeux Road, Central, Hong Kong. As adjusted by our share split, it holds 81,666,660 Series B preferred shares of our company.

Yin Alice Chau is a family member of Yunfan Zhou. In October 2003, Wirelessrock Inc. transferred 2,625,000 Series A preferred shares to Liang Hong, who in return transferred these shares to Yin Alice Chau in February 2004. Her address is c/o Yunfan Zhou, 8/F, Tower A, Yuetan Building, No. 2 Yuetan North Street, Beijing, China 100045 until July 31, 2004, and will be c/o Yunfan Zhou, 33/F, Tengda Building, No. 168, Xiwai Avenue, Haidian District, Beijing China, 100044 starting from August 1, 2004. As adjusted by our share split, she holds 52,500,000 Series A preferred shares of our company.

Yang Cha is our current in-house counsel and former outside legal advisor. He also holds 45% of the equity interest in Beijing AirInbox Information Technologies Co., Ltd. Yang Cha’s address is 8/F, Tower A, Yuetan Building, No. 2 Yuetan North Street, Beijing, China 100045 until July 31, 2004, and will be 33/F, Tengda Building, No. 168, Xiwai Avenue, Haidian District, Beijing China, 100044 starting from August 1, 2004.

Upon the completion of this offering, under the terms of our preferred shares, all of our outstanding Series A and Series B preferred shares will be mandatorily converted into our ordinary shares if (i) the aggregate proceeds to us from this offering are in excess of $12 million and (2) our resulting market capitalization is no less than $50 million.

Among the 12 shareholders of our company, one record holder is in the United States, holding 0.2% of our outstanding shares.

The selling shareholders named above acquired their shares in offerings which were exempt from registration under the U.S. Securities Act of 1933 because they involved either private placements or offshore sales to non-U.S. persons.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign company or by any other natural or legal persons, severally or jointly.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement which may at a later date result in a change of control of our company.

Description of share capital

Set forth below is information concerning our share capital and a brief summary of the material provisions of our memorandum and articles of association, the material applicable laws of the Cayman Islands and certain other applicable laws and regulations. See “Risk factors— Risks relating to our ADSs—Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States.” You and your advisers should refer to the text of our articles of association and to the texts of applicable laws and regulations for further information.

GENERAL

We were incorporated in the Cayman Islands in May 2002 as Communication Over The Air Inc., an exempted limited liability company, and we are governed by the Companies Law (2003 Second Revision) Cap. 22 of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. An exempted company under Cayman Islands law is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. In March 2004, we changed our name to KongZhong Corporation and split each share into 20 shares.

As of the date hereof, our authorized share capital is 1,000,000,000,000 shares, divided into 999,419,000,000 ordinary shares, 231,000,000 Series A preferred shares and 350,000,000 Series B preferred shares, par value $0.0000005 per share, and there were 469,000,000 ordinary shares and 581,000,000 preferred shares issued and outstanding. In May 2002, we issued 23,450,000 ordinary shares, or 469,000,000 ordinary shares after giving effect to our share split, at a price of $0.00001 per share. In September and October 2002, we issued and sold 11,550,000 (or 231,000,000 after giving effect to our share split) Series A preferred shares, at the price of $0.04762 per share and 17,500,000 (or 350,000,000 after giving effect to our share split) Series B preferred shares, at the price of $0.17143 per share.

All the outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

We granted four tranches of options to our employees and advisors in July and December 2002, August 2003 and February 2004, respectively, at exercise prices ranging from $0.0025 to $0.25 per ordinary share, of which options to purchase an aggregate number of 86,120,000 of our ordinary shares are outstanding as of March 31, 2004. See “Management— Stock options.”

This offering consists of an offering of ADSs representing ordinary shares. The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares— Voting rights.”

Description of share capital

SOURCES OF SHAREHOLDERS’ RIGHTS

Currently, the primary sources of our shareholders’ rights are our memorandum of association and articles of association and the Companies Law that, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our shareholders.

SHAREHOLDERS’ MEETINGS

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 20 days’ notice in writing. Notice of every general meeting shall be given to all of our shareholders.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, it shall be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting, by all of our shareholders entitled to attend and vote at the meeting or their proxies; or (ii) in the case of any other meeting, by a majority of the number of shareholders having a right to attend and vote at the meeting, holding not less than 95% of the ordinary shares.

No business except the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the commencement of business.

Shareholders present in person or in proxy that represent not less than one third in nominal value of our total issued shares will constitute a quorum.

A corporation shareholder shall be deemed to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were our individual shareholder.

ACTIONS BY WRITTEN CONSENT

Our articles of association provide that members may take action by written resolution, provided that the resolution is signed by all members that would be entitled to vote with respect to such action at a general meeting. Under Delaware law, which is discussed for comparative purposes, shareholders may also take action by written consent, provided that the consent is signed by holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

VOTING RIGHTS ATTACHING TO THE ORDINARY SHARES

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of our directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or any other member present in person or by proxy holding at least 10% in nominal value of our total issued shares giving the right to attend and vote at a meeting.

Share certificates registered in the names of two or more persons are deliverable to the person named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of the company, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a

Description of share capital

common practice in the Cayman Islands, and indeed the company has made no provisions in its articles of association to allow cumulative voting for such elections.

PROTECTION OF MINORITIES

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our ordinary shares in issue, appoint an inspector to examine into our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands, which may make a winding-up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

PREEMPTION RIGHTS

There are no preemption rights applicable to the issue of new ordinary shares under either Cayman Islands statute law or our memorandum and articles of association.

LIQUIDATION RIGHTS

If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, in a manner proportionate to their shareholdings, and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, thinks fit, provided that a shareholder shall not be compelled to accept any shares or other assets which would subject such shareholder to liability.

MODIFICATION OF RIGHTS

Except with respect to share capital, as described below, and the location of the registered office, alterations or amendments to our memorandum and articles of association may only be made by special resolution.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of ordinary shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

Description of share capital

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

ALTERATION OF CAPITAL

We may from time to time by ordinary resolution:

➢	consolidate and divide all or any of our share capital into shares of larger amount than our existing ordinary shares;

➢	cancel any ordinary shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the ordinary shares so cancelled, subject to the provisions of the Companies Law; and

➢	sub-divide our ordinary shares or any of them into ordinary shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the Companies Law.

We may, by special resolution, subject to any conditions prescribed by the Companies Law, reduce our share capital, share premium account or any capital redemption reserve in any manner authorized by law.

An ordinary resolution is a resolution passed by a simple majority of the shareholders voting in person or by proxy at a general meeting. An ordinary resolution also includes a unanimous written resolution. A special resolution is a resolution passed by a majority of not less than two-thirds of the shareholders voting in person or by proxy at a general meeting, of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution also includes a unanimous written resolution.

TRANSFER OF ORDINARY SHARES

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share without assigning any reasons therefor.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.

SHARE REPURCHASE

We are empowered by the Companies Law and our articles of association to purchase our own ordinary shares, subject to certain restrictions, including that the manner of the purchase has first been authorized by us in a shareholders’ general meeting. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq National Market, the Securities and Exchange Commission or by any other recognized stock exchange on which our securities are listed.

Description of share capital

DIVIDENDS

Subject to the Companies Law and to our articles of association, in general meeting we may declare dividends in any currency, but no dividends shall exceed the amount recommended by our board of directors. No dividend may be declared or paid other than out of our profits and reserves lawfully available for distribution, including share premium.

Unless and to the extent that the rights attached to any ordinary shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the ordinary shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on an ordinary share in advance of calls shall be treated as paid up on the ordinary share.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to the directors to be justified by our profits. Our directors may also pay semi-annually or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment. The board may also declare and pay special dividends as they think fit.

Our board of directors may retain any dividends or other monies payable on or in respect of an ordinary share upon which we have a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our board of directors may also deduct from any dividend or other monies payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls, installments or otherwise.

No dividend shall carry interest against us.

Whenever our board of directors or we in general meeting have resolved that a dividend be paid or declared on our share capital, the board of directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of ordinary shares credited as fully paid up on the basis that the ordinary shares so allotted are to be of the same class as the class already held by the allottee, provided that those of our shareholders entitled thereto will be entitled to elect to receive such dividend, or part thereof, in cash in lieu of such allotment; or (b) that those of our shareholders entitled to such dividend will be entitled to elect to receive an allotment of ordinary shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit on the basis that the ordinary shares so allotted are to be of the same class as the class already held by the allottee. We may upon the recommendation of our board of directors by ordinary resolution resolve in respect of any one particular dividend that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of ordinary shares credited as fully paid without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of ordinary shares may be paid by check or warrant sent through the post addressed to the registered address of the shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of shareholders in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every check or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on our register of shareholders in respect of such ordinary shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.

Description of share capital

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the board of directors and shall revert to us.

Our board of directors may, with the sanction of the shareholders in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up ordinary shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution our directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to our benefit, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to our board of directors.

UNTRACEABLE SHAREHOLDERS

We are entitled to sell any ordinary share of a shareholder who is untraceable, provided that:

(i)	all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such ordinary shares have remained uncashed for a period of 12 years;

(ii)	we have not during that time or before the expiry of the three-month period referred to paragraph (iv) below received any indication of the whereabouts or existence of the shareholder or person entitled to such ordinary shares by death, bankruptcy or operation of law;

(iii)	during the 12-year period, at least three dividends in respect of the ordinary shares in question have become payable and no dividend during that period has been claimed by the shareholder; and

(iv)	upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers (or, by electronic communication in the manner in which notices may be served by us by electronic means as provided in our articles of association), giving notice of its intention to sell these ordinary shares, and a period of three months has elapsed since such advertisement.

The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

DIFFERENCES IN CORPORATE LAW

The Companies Law is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law, therefore, Cayman Islands law may not afford shareholders with the same or comparable protections or rights as the mergers and acquisition rights of shareholders of U.S. companies. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be

Description of share capital

sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

➢	the statutory provisions as to majority vote have been complied with;

➢	the shareholders have been fairly represented at the meeting in question;

➢	the arrangement is such as a businessman would reasonably approve; and

➢	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion. We have not issued preferred shares or adopted other “poison pill” measures that could be used to prevent a takeover attempt as is commonly adopted by U.S. companies. Although neither our articles of association nor Cayman Islands law prevent us from adopting measures that could be used to prevent a takeover attempt, we do not have any intention to adopt such measures at this point in time. If we did adopt such measures, however, shareholders might be prevented from realizing a potential premium on their shares as a result of a takeover attempt.

Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. companies.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. In principle, a derivative action may not be brought by a minority shareholder. Instead, we will be the proper plaintiff. However, based on English authorities, which are of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

➢	a company is acting or proposing to act illegally or ultra vires;

➢	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote, which has not be obtained; or

➢	those who control the company are perpetrating a “fraud on the minority.”

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provides for the indemnification of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted.

Description of share capital

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Corporate Governance

While Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve, our articles of association restricts transactions between us and our directors.

BOARD OF DIRECTORS

We are managed by a board of directors which currently consists of 5 members. All of our directors in any term are subject to retirement from office at the next annual general meeting. Retiring directors are eligible for re-election. There are no membership qualifications for directors. There are no share ownership qualifications for directors. The compensation committee under our board will determine the remuneration to be paid to the directors.

Meetings of our board of directors may be convened at any time deemed necessary by any members of our board of directors. Advance notice of a meeting is not required if all our directors are present or represented at the meeting concerned and consent to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if any two members of our board of directors are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or transaction in which he is interested, provided, however, that he or she shall disclose the nature of such interest at or prior to its consideration and any vote on that matter.

The directors may exercise all the corporate powers to borrow money or issue debt and to mortgage our properties. Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Under Cayman Islands laws, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

INSPECTION OF BOOKS AND RECORDS

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where you can find more information.”

AUDIT, NOMINATIONS AND COMPENSATION COMMITTEES

Our Audit, Nominations and Compensation Committees are comprised solely of independent directors. See “Management—Board practice” for a description of these committees.

Description of American Depositary Shares

AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10043. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., Hong Kong branch.

We have appointed Citibank as the depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the Securities and Exchange Commission under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or from the Securities and Exchange Commission’s web site at www.sec.gov. Please refer to Registration Number 333-116228 when retrieving such copy.

We are providing you with a summary description of all of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that, although this description covers the material terms of the ADSs, summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive 40 ordinary shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and, if applicable, to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have

Description of American Depositary Shares

opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

DIVIDENDS AND DISTRIBUTIONS

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. These practical considerations and legal limitations include situations such as where the value of ordinary shares or rights to be distributed are too low to justify the expense of making the distribution, as well as the inability to distribute rights or other securities to holders of ADSs in a jurisdiction where such distribution would require registration of the securities to be distributed. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of such notice and confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to any restrictions imposed by the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders. If

Description of American Depositary Shares

registration under the United States Securities Act of 1933, as amended, or the Securities Act, or other applicable law is required, the depositary bank will not offer you the rights unless a registration statement covering the distribution of the rights and the underlying securities to all our ADS holders is effective. We are under no obligation to file a registration statement for any of these rights or underlying securities or to endeavor to cause a registration statement to be declared effective.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement, such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

➢	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

➢	We fail to deliver satisfactory documentation to the depositary bank; or

➢	The depositary bank determines that it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of our ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in the manner it deems practicable.

Description of American Depositary Shares

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

➢	We do not request that the property be distributed to you or if we request that the property not be distributed to you;

➢	We do not deliver satisfactory documentation to the depositary bank; or

➢	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to you in a manner it deems practicable. The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable you to receive the net proceeds from the redemption upon surrender of your ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

NOTICES AND REPORTS

We will give the depositary bank notice in English of any shareholders meeting or any action by shareholders with respect to dividends, redemptions, distributions or offering of rights of deposited securities. We will also give the depositary bank other notices, reports and communications made generally available to our stockholders and our annual reports in English.

At our request, the depositary bank will distribute such notices, reports and other communications to all holders of ADSs by mail, or if designated by the holder of the ADS as an acceptable means of notification, by means of electronic transmission. The depositary bank will make available a copy of any of these notices, reports or communications that we deliver to it for inspection by the holders of the ADSs at the depositary bank’s principal office, at the office of the custodian and at other designated transfer offices.

CHANGES AFFECTING ORDINARY SHARES

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Description of American Depositary Shares

ISSUANCE OF ADSs UPON DEPOSIT OF ORDINARY SHARES

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

➢	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

➢	All preemptive, and similar, rights, if any, with respect to such ordinary shares have been validly waived or exercised;

➢	You are duly authorized to deposit the ordinary shares;

➢	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities,” as defined in the deposit agreement; and

➢	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

TRANSFER, COMBINATION AND SPLIT-UP OF ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

➢	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

➢	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

➢	provide any transfer stamps required by the State of New York or the United States; and

➢	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split-up of ADRs.

Description of American Depositary Shares

WITHDRAWAL OF ORDINARY SHARES UPON CANCELLATION OF ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADS registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. The depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of common shares, the depositary bank will either return the number of ADSs representing any remaining fractional common shares or sell the common shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

➢	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

➢	Obligations to pay fees, taxes and similar charges.

➢	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

VOTING RIGHTS

Voting at our shareholders meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or any other shareholder present in person or by proxy holding at least 10% in nominal value of our total issued shares giving the right to vote at a meeting. In the event of voting by show of hands, each shareholder has one vote irrespective of the number of shares held by such person. In the event of poll voting, each shareholder has an amount of votes equal to the number of shares held as of the applicable record date.

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. For a description of the voting rights of holders of ordinary shares, see “Description of share capital—Voting rights attaching to the ordinary shares.”

At our request, the depositary bank will distribute to you any notice of a shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

Description of American Depositary Shares

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary bank will instruct the custodian to vote all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary bank will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs. In the event of voting by poll, ordinary shares in respect of which no timely voting instructions have been received will not be voted (but all ordinary shares held on deposit will be represented at the meeting for quorum purposes if any timely voting instructions have been received from holders of ADSs).

We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

The ability of the depositary bank to solicit the voting instructions of the holders of ADSs and carry out voting instructions provided by the ADS holders may be limited by

➢	practical limitations, such as timing constraints due to time zone differences,

➢	legal limitations, for example, limitations on the solicitation of votes in respect of mergers and acquisitions under the Securities Act of 1933, as amended, and

➢	the terms of the deposited securities, such as provisions allowing voting by show of hands.

FEES AND CHARGES

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs	Up to $0.05 per ADS issued
Cancellation of ADSs	Up to $0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to $0.02 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to $0.05 per ADS issued
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ordinary share (or share equivalent) distributed
Annual Depositary Services Fee	Annually up to $0.02 per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year
Transfer of ADRs	$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

➢	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares, i.e., upon deposit and withdrawal of ordinary shares.

➢	Expenses incurred for converting foreign currency into U.S. dollars.

Description of American Depositary Shares

➢	Fees and expenses incurred by the depositary in compliance with exchange controls or other regulatory requirements.

➢	Expenses for cable, telex and fax transmissions and for delivery of securities.

➢	Taxes and duties upon the transfer of securities, i.e., when ordinary shares are deposited or withdrawn from deposit.

➢	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by agreement between us and the depositary bank. You will receive prior notice of such changes. The depositary bank has the right to collect fees by offsetting them against the payment of cash distributions and cash and stock dividends and offsetting the fees and charges against cash paid in lieu of issuance of fractional shares of deposited securities.

AMENDMENTS AND TERMINATION

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law. For a description of the general procedures for such a notice, see “— Notices and reports.”

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs except to comply with applicable law.

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. For a description of the general procedures for such a notice, see “—Notices and reports.”

Upon termination, the following will occur under the deposit agreement:

➢	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During this six-month period, the depositary bank will continue to collect all distributions received on the ordinary shares on deposit, i.e., dividends, but will not distribute any property to you until you request the cancellation of your ADSs.

➢	After the expiration of this six-month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Description of American Depositary Shares

BOOKS OF DEPOSITARY

The depositary bank will maintain a list of ADS record holders and any reports and communications, including proxy soliciting materials, received from us which are received by the depositary bank or the custodian or made generally available to the holders of the deposited securities, and the registrar shall keep books for the registration of ADSs at its office. You may inspect such books and records at the depositary bank’s offices during regular business hours solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The registrar will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

LIMITATIONS ON OBLIGATIONS AND LIABILITIES

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

➢	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

➢	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement. Citibank will solicit, receive and carry out voting instructions in accordance with the terms and conditions of the deposit agreement. The validity of the vote, once transmitted by the depositary to us, may be questioned under Cayman law as may be the manner in which the voting instructions were collected. Citibank as depositary will not have any liability if on account of an action in the Cayman Islands a vote which was solicited from ADR holders and transmitted to us in compliance with the terms of the deposit agreement may be invalidated or disregarded in the Cayman Islands.

➢	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

➢	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

➢	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

➢	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of securities on deposit.

➢	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

Description of American Depositary Shares

➢	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

➢	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

➢	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

PRE-RELEASE TRANSACTIONS

The depositary bank may, in certain circumstances, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions, i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc. The depositary bank may retain the compensation received from the pre-release transactions.

TAXES

You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due on your ADSs and the securities represented by your ADSs.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by you. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

FOREIGN CURRENCY CONVERSION

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

➢	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

➢	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

Description of American Depositary Shares

➢	Hold the foreign currency without liability for interest for the applicable holders.

THE CUSTODIAN

The depositary bank has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary bank in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary bank will promptly appoint a successor custodian. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary bank. The depositary bank will immediately give you and us written notice of these changes. If the depositary bank resigns or is discharged from its duties under the deposit agreement, the custodian will continue to act as custodian and will be obligated to comply with the direction of the successor depositary.

GOVERNING LAW

The deposit agreement is governed by the laws of the State of New York. We and the depositary bank have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submit to the jurisdiction of these courts and we have appointed an agent for service of process in The City of New York.

Shares eligible for future sale

Prior to this offering, there has been no market for our ADSs in the United States, and there can be no assurance that a significant public market for our ADSs will develop or be sustained after this offering. Future sales of substantial amounts of our ADSs in the public market following this offering or the perception that such future sales may occur could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities.

Upon completion of this offering, we will have 1,370,000,000 outstanding ordinary shares, including 400,000,000 represented by 10,000,000 ADSs (assuming the underwriters do not exercise the over-allotment option). The ADSs sold in this offering will be freely tradable without restriction under the U.S. Securities Act of 1933, as amended, or the Securities Act, except for any ADSs purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. The remaining 970,000,000 ordinary shares held by our existing shareholders and any ADSs held by our affiliates are “restricted securities” as that term is defined in Rule 144 because they were issued in private transactions not involving a public offering. Restricted ordinary shares may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

RULE 144

In general, under Rule 144 as currently in effect, a person, or persons, including persons who may be deemed an affiliate of our company, whose ordinary shares must be aggregated and who has beneficially owned restricted ordinary shares for at least one year, would be entitled to sell, within any three-month period, a number of ordinary shares that does not exceed the greater of:

➢	one percent of the then outstanding ordinary shares, which will equal approximately 137,000,000 ordinary shares immediately after this offering, assuming the underwriters do not exercise the over- allotment option; or

➢	the average weekly reported trading volume of our ordinary shares in the form of ADSs on Nasdaq during the four calendar weeks preceding a sale by such person.

Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements, and the availability of current public information about us.

RULE 144(k)

Under Rule 144(k), a person who has beneficially held restricted ordinary shares for a minimum of two years and who is not, and for three months prior to the sale of those ordinary shares has not been, one of our affiliates is free to sell those ordinary shares immediately following this offering without complying with the volume, manner-of-sale, public notice and other limitations contained in Rule 144.

RULE 701

In general, under Rule 701, any of our employees, directors, officers, or consultants who purchase ordinary shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell these ordinary shares 180 days after the effective date of this offering in reliance on Rule 144. Rule 701 provides that affiliates may

Shares eligible for future sale

sell their Rule 701 ordinary shares under Rule 144 without having to comply with the holding period and notice filing requirements of Rule 144, and that non-affiliates may sell those ordinary shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice filing requirements under Rule 144.

REGISTRATION RIGHTS

Under the terms of a shareholders agreement with our existing shareholders, at any time six months after the closing of a public offering of our ordinary shares with gross proceeds to us in excess of $12 million and a resulting market capitalization of at least $50 million, any shareholders holding 30% of registrable securities then outstanding may, on three occasions only, require us to register the public sale, all or portion of their registrable securities.

In addition, any holder of registrable securities may require us to effect a registration statement on Form F-3 (or an equivalent registration in a jurisdiction outside the United States) for a public offering of registrable securities provided that proposed aggregate price to the public would be at least $1 million.

In addition, each holder of registrable securities has “piggyback” registration rights, pursuant to which such holder may require us to register its ordinary shares when we register shares to be newly issued or to be sold by other shareholders.

The above registration rights are subject to certain conditions and limitations, including the right of the underwriters in any underwritten offering to limit the number of registrable securities to be registered for public sale.

Registrable securities are (1) any of our ordinary shares issued or issuable upon conversion of our Series A preferred shares or Series B preferred shares, (2) any of our ordinary shares issued as a share dividend or other distribution with respect to, or in exchange for or in replacement of, any Series A preferred shares or Series B preferred shares and (3) any other ordinary shares owned or acquired by the holders of our Series B preferred shares. Upon completion of the offering, 533,000,000 of our ordinary shares, or approximately 38.9% of our outstanding share capital, will be registrable securities.

We are generally required to bear all of the registration expenses incurred in connection with registrations of registrable securities, except underwriting discounts and selling commissions.

LOCK-UPS AND TRANSFER RESTRICTIONS

Our officers, directors and shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ADSs or our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or to enter into any transaction, swap, hedge or other arrangement with respect to our ADSs or ordinary shares, without the prior written consent of UBS AG for a period of 180 days after the date of this prospectus (other than any ADSs sold by selling shareholders pursuant to the over-allotment option).

Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in the ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs, such as the tax consequences under state, local and other tax laws.

CAYMAN ISLANDS

To the extent the following discussion relates to Cayman Islands law with respect to income tax consequences of an investment in our ADSs, it represents the opinion of Maples and Calder Asia.

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADSs. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

We have received an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of such undertaking (which was May 21, 2002), no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

UNITED STATES

This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of our ADSs. It applies to you only if you acquire your ADSs in this offering and you hold your ADSs as capital assets for tax purposes. This section is the opinion of Sullivan and Cromwell LLP. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

➢	a bank;

➢	a dealer in securities or currencies;

➢	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

➢	a tax-exempt organization;

➢	an insurance company;

➢	a person liable for alternative minimum tax;

➢	a person that actually or constructively owns 10% or more of our voting stock;

➢	a person that holds ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction; or

Taxation

➢	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive tax treaty between the United States and the Cayman Islands. In addition, this section is based in part upon the representations of the depositary bank and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of ADSs and you are:

➢	a citizen or resident of the United States;

➢	a domestic corporation;

➢	an estate whose income is subject to United States federal income tax regardless of its source; or

➢	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A non-U.S. holder is a beneficial owner of ADSs that is not a United States person for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of the ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchange of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

TAXATION OF DIVIDENDS

U.S. Holders. Under the United States federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such a change were already effective. The legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States.

The dividend is taxable to you when the depositary bank receives the dividend, actually or constructively. The depositary will be in constructive receipt of the dividend when the dividend is made unqualifiedly subject to the demand of the depositary. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a

Taxation

non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. If the dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Therefore, since the value of the foreign currency may decrease before you actually convert the currency into U.S. dollars, you may actually be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will ultimately receive. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends will be income from sources outside the United States, but generally will be passive income or financial services income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of the ADSs will not be subject to United States federal income tax unless the dividends are effectively connected with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

TAXATION OF CAPITAL GAINS

U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ADSs unless:

➢	the gain is effectively connected with your conduct of a trade or business in the United States and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

➢	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, effectively connected gains that you recognize, under certain circumstances, may also be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation

PFIC RULES

Although it is not entirely clear how the contractual arrangements that provide us with control over Beijing AirInbox will be treated for purposes of the PFIC rules, we believe that we should be treated as owning all the shares of Beijing AirInbox for U.S. tax purposes, and therefore, the ADSs should not be treated as stock of a PFIC for United States federal income tax purposes. Whether or not we are a PFIC must be determined on an annual basis and, accordingly, our status is subject to change.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held your ADSs:

➢	at least 75% of our gross income for the taxable year is passive income; or

➢	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (not including certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

We believe that more than 25% of our gross income is not passive income and that, based upon our earnings history and projected market capitalization, we possess sufficient active assets, including intangible assets, such that more than 50% of the value of our assets is attributable to assets that produce or are held for the production of active income.

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

➢	any gain you realize on the sale or other disposition of your ordinary shares or ADSs; and

➢	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ADSs).

Under these rules:

➢	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or ADSs;

➢	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

➢	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

➢	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of

Taxation

your ADSs at the end of the taxable year over your adjusted basis in your ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ADSs will be taxed as ordinary income.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

BACKUP WITHHOLDING AND INFORMATION REPORTING

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

➢	dividend payments or other taxable distributions made to you within the United States, and

➢	the payment of proceeds to you from the sale of ordinary shares or ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

➢	fails to provide an accurate taxpayer identification number,

➢	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

➢	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

➢	dividend payments made to you outside the United States by us or another non-United States payor and

➢	other dividend payments and the payment of the proceeds from the sale of ordinary shares or ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

—	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

Taxation

—	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

—	you otherwise establish an exemption.

Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

➢	the proceeds are transferred to an account maintained by you in the United States,

➢	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

➢	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

➢	a United States person,

➢	a controlled foreign corporation for United States tax purposes,

➢	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

➢	a foreign partnership, if at any time during its tax year:

—	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

—	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2004, we and the selling shareholders have agreed to sell to the underwriters named below, for whom UBS AG, 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, is acting as the representative, the following respective numbers of our ADSs:

Number
Underwriters	of ADSs

UBS AG
Banc of America Securities LLC
CIBC World Markets Corp.

Total	10,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the ADSs from us and the selling shareholders in this offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

All sales of our ADSs in the United States will be made by U.S. registered broker/ dealers. UBS AG is expected to make offers and sales in the United States through its registered broker-dealer affiliate, UBS Securities LLC.

We have granted to the underwriters a 30-day option to purchase up to 1,500,000 additional ADSs at the initial public offering price less the underwriting discounts and commissions.

The selling shareholders will enter into a custody agreement with us pursuant to which we will hold the ordinary shares represented by the ADSs being offered in this offering and pursuant to the over-allotment option and, upon the offering and the exercise of the over-allotment option, will deliver such ordinary shares to the depositary bank for issuance of ADSs.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $       per ADS.

The underwriters and selling group members may allow a discount of $       per ADS on sales to other broker/ dealers. After the initial public offering, the underwriters may change the public offering price, concession and discount to broker/ dealers, and other selling terms.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,500,000 additional ADSs.

	Paid by us		Paid by selling shareholders

	Without	With	Without	With
	over-allotment	over-allotment	over-allotment	over-allotment

Per ADS	$	$	$	$
Total	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ADSs or our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or our ordinary shares or publicly disclose the

Underwriting

intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative for a period of 180 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus. Our officers, directors and shareholders have also agreed not to dispose of any of our ADSs or ordinary shares for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances where we release, or pre-announce a release of, our earnings or material news or a material event occurs shortly before or after the termination of the 180-day period.

The underwriters have reserved for sale at the initial public offering price up to 500,000 ADSs, representing not more than 5% of the size of this offering, for our business associates, friends and family of employees and directors of our company, and other persons associated with us who have expressed an interest in purchasing our ADSs in this offering. The number of ADSs available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Certain of these persons, including without limitation persons who invest more than $100,000, will be required, as a condition to their purchase of such reserved ADSs, to agree in writing not to offer, sell, or otherwise dispose of their ADSs for a period of 180 days after the date of this offering.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our ADSs have been approved to be included for quotation on the Nasdaq National Market under the symbol “KONG.”

Before this offering, there has been no public market for our ordinary shares or ADSs. The public offering price will be determined through negotiations among us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

➢	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

➢	our financial information,

➢	the history of, and the prospects for, our company and the industry in which we compete,

➢	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues,

➢	the present state of our development, and

➢	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

➢	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

➢	Over-allotment involves sales by the underwriters of our ADSs in excess of the number of our ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short

Underwriting

position, the number of our ADSs over-allotted by the underwriters is not greater than the number of our ADSs that they may purchase in the over-allotment option. In a naked short position, the number of our ADSs involved is greater than the number of our ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing in the open market.

➢	Syndicate covering transactions involve purchases of our ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of our ADSs to close out the short position, the underwriters will consider, among other things, the price of our ADSs available for purchase in the open market as compared to the price at which they may purchase our ADSs through the over-allotment option. If the underwriters sell more of our ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying our ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

➢	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when our ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

➢	In passive market making, market makers in our ADSs who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our ADSs until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of our ADSs to underwriters and selling group members for sale to their online brokerage account holders.

United Kingdom. Each underwriter acknowledges that this prospectus has not been approved by an authorized person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the completion of the global offering, will not offer or sell any ADSs or ordinary shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to any ADSs or ordinary shares in, from or otherwise involving the United Kingdom; and (iii) it only has communicated or caused to be communicated and only will communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any ADSs or ordinary shares in circumstances in which section 21(1) of the FSMA does not apply to us.

Underwriting

France. Each underwriter has represented and agreed that (i) neither this prospectus nor any offering material relating to ADSs or ordinary shares has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France; and (ii) it has not offered or sold and will not offer or sell any ADSs or ordinary shares or distribute or cause to be distributed any copies of this prospectus or any offering material relating to the ADSs or ordinary shares, directly or indirectly, in France, except (a) with the prior authorization of the French Ministry for Economy and Finance in accordance with Articles 9 and 10 of the ‘Decret’ of December 29, 1989 regulating financial relations between France and foreign countries, or (b) to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs,”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-l and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

Germany. Each underwriter has represented and agreed that (i) this prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority; and (ii) it has not offered or sold and will not offer or sell any ADSs or ordinary shares or distribute copies of this prospectus or any document relating to the ADSs, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act and by doing so has not taken, and will not take, any steps which would constitute a public offering of the ADSs or ordinary shares in Germany.

Italy. The offering of the ADSs or ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB”, in accordance with Italian securities legislation. Accordingly, each underwriter has represented and agreed that (i) sales of the ADSs or Ordinary Shares in the Republic of Italy shall be effected in accordance with all Italian securities, tax and other applicable laws and regulations; and (ii) it has not offered, sold or delivered, and will not offer, sell or deliver, any ADSs or ordinary shares or distribute copies of this prospectus or any other document relating to the ADSs or ordinary shares in the Republic of Italy unless such offer, sale or delivery of ADSs or ordinary shares or distribution of copies of this prospectus or other documents relating to the ADSs or ordinary shares in the Republic of Italy is to qualified investors (operatori qualificati), as defined by Articles 25 and 31(2) of CONSOB Regulation No. 11522 of 1 July 1998 as subsequently modified (Regulation 11522), except for individuals referred to in Article 31(2) of Regulation 11522 who exercise administrative, managerial or supervisory functions at a registered securities dealing firm (a Societa di Intermediazione Mobiliare or SIM), management companies (societa di gestione del risparmio) authorized to manage individual portfolios on behalf of third parties and fiduciary companies authorized to manage individual portfolios pursuant to Article 60(4) of Legislative Decree no. 415 of 23 July 1996 and may not be reproduced or redistributed or passed on, directly or indirectly, to any other person or published in whole or part. Any offer, sale or delivery of the ADSs or ordinary shares or distribution of copies of this prospectus in Italy must be made solely by entities which are duly authorized to conduct such activities in Italy and must be in full compliance with the provisions contained in Legislative Decree no. 58 of 24 February 1998, Legislative Decree no. 385 of 1 September 1993 and any other applicable laws and regulations and possible requirements or limitations which may be imposed by the Italian competent authorities.

The Netherlands. Each underwriter has represented and agreed that it has not offered, distributed, sold, transferred or delivered, and will not offer, distribute, sell, transfer or deliver, any ADSs or ordinary shares, directly or indirectly, in the Netherlands, as part of their initial distribution or at any time thereafter, to any person other than individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995

Underwriting

(“Vrijstellingsregeling Wet toezicht Effectenverkeer 1995”), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.

Belgium. Neither this prospectus nor any offering material relating to the ADSs or ordinary shares has been or will be submitted to the “Commission Bancaire et Financière/Commissie voor het Banken Financiewezen” for review or approval. Therefore, this prospectus will not constitute a prospectus under Belgium law. Accordingly, each underwriter has represented and agreed that neither this prospectus nor any offering material relating to the ADSs or ordinary shares may be distributed or caused to be distributed, directly or indirectly, to the public in Belgium, no steps may be taken which would constitute or result in a public offering in Belgium as defined in the Royal Decree dated 7 July 1999 on the public character of financial transactions, and no securities may be sold or offered for sale to consumers as such term is defined in the Law dated 14 July 1991 on commercial practices and the information and protection of consumers.

Ireland. Each underwriter has represented and agreed that (i) otherwise than in circumstances which are not deemed to be an offer to the public by virtue of the provisions of the Irish Companies Acts, 1963 to 2001, it has not offered or sold, and will not offer or sell, in Ireland, by means of any document, any ADSs or ordinary shares, unless such offer or sale has been or is made to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, and it has not issued, and will not issue, in Ireland any form of application for ADSs or ordinary shares; and (ii) it has not made and will not make any offer of ADSs or ordinary shares to the public in Ireland to which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland would apply, except in accordance with the provisions of those regulations.

Switzerland. Each underwriter has acknowledged that (i) this prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht); and (ii) none of this offering, the ADSs and ordinary shares has been or will be approved by any Swiss regulatory authority.

Luxembourg. Each underwriter represents, warrants and agrees that it may not offer the ADSs or ordinary shares in the Grand Duchy of Luxembourg except in circumstances where the requirements of Luxembourg law concerning public offerings of securities have been met. In particular, this offer has not been and may not be announced to the public and offering material may not be made available to the public.

Hong Kong. Each underwriter has represented and agreed that (i) it has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any ADSs or ordinary shares other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chapter 32 of the laws of Hong Kong); and (ii) except as permitted under the securities laws of Hong Kong, it has not issued, and will not issue, in Hong Kong any document, invitation or advertisement relating to the ADSs or ordinary shares other than with respect to ADSs or ordinary shares which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Japan. Neither the ADSs nor the ordinary shares have been registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948 as amended), or the SEL, and disclosure under the SEL has not been and will not be made with respect to the ADSs or ordinary shares. Accordingly, each underwriter represents and agrees that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any convertible notes in Japan or to, or for the benefit of, any

Underwriting

resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or resell any convertible notes, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except (1) pursuant to an exemption from the registration requirements of the SEL and (2) in compliance with any other relevant laws and regulations of Japan.

Singapore. This prospectus has not been registered as a prospectus or information memorandum with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that no advertisement may be made offering or calling attention to an offer or intended offer of the ADSs or ordinary shares to the public in Singapore. It will not offer or sell ADSs or ordinary shares, nor will it make ADSs or ordinary shares the subject of an invitation for subscription or purchase, nor will it circulate or distribute this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs or ordinary shares, whether directly or indirectly, to the public or any member of the public in Singapore other than:

➢	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001, Chapter 289, of Singapore, or the Securities and Futures Act,

➢	to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or

➢	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

People’s Republic of China. Each underwriter represents and agrees that it has not and will not circulate or distribute this prospectus in the People’s Republic of China and it has not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any ADSs or ordinary shares to any resident of the People’s Republic of China except pursuant to applicable laws and regulations of the People’s Republic of China. For the purposes of this paragraph, the People’s Republic of China excludes Hong Kong, Macau and Taiwan.

Legal matters

The validity of the ADSs under New York law will be passed upon for us by Sullivan & Cromwell LLP. Certain legal matters relating to the offering as to United States federal and New York law will be passed upon for the underwriters by Morrison & Foerster LLP. Certain legal matters relating to the offering as to PRC law will be passed upon for us by Llinks Law Office and for the underwriters by Haiwen & Partners. Certain legal matters relating to the offering as to Cayman Islands law will be passed upon for us by Maples and Calder Asia.

Experts

The consolidated financial statements as of December 31, 2002 and 2003 and for the period from May 6, 2002 to December 31, 2002 and for the year ended December 31, 2003, included in this prospectus have been audited by Deloitte Touche Tohmatsu, Certified Public Accountants, independent auditor, 26/F, Wing On Center, 111 Connaught Road, Central, Hong Kong, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

Expenses related to this offering

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

U.S. Securities and Exchange Commission registration fee	$17,485
National Association of Securities Dealers filing fee	$16,000
Nasdaq listing fee	$100,000
Legal fees and expenses	$1,132,000
Accounting fees and expenses	$350,000
Printing fees	$104,000
Financial advisory fees	$—
Other fees and expenses	$450,000

Total	$2,169,485

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the NASD filing fee.

Where you can find more information

We have filed with the U.S. Securities and Exchange Commission, or the Commission, a registration statement on Form F-1 (No. 333-116172) under the Securities Act, with respect to the ADSs. This prospectus does not contain all of the information in the registration statements and their exhibits. We have omitted certain portions of these registration statements from this prospectus in accordance with the rules and regulations of the Commission.

You may read and copy this information at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or from the Commission’s web site at www.sec.gov. You can also request copies of the documents we file with the Commission, upon payment of a duplicating fee, by writing to the Public Reference Section of the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also inspect these reports and other information at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

Upon completion of the offering, we will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to a foreign private issuer. In accordance with these requirements, we will file annual reports on Form 20-F within six months of our fiscal year end and we will submit other reports and information under cover of Form 6-K with the Commission. These reports and other information can be read and copied at the public reference room at the Commission or from the Commission’s web site at www.sec.gov. You can also obtain copies, upon payment of a prescribed fee, of such material from the public reference room and the regional offices, or by calling or writing to the Commission. As a foreign private issuer, we will not be subject to the proxy rules of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and our officers and directors will not be subject to the insider short-swing profit disclosure and recovery requirements of Section 16 of the Exchange Act.

We will furnish to the depositary bank annual reports prepared in accordance with applicable law. Our annual reports will contain audited consolidated financial statements following the end of each fiscal year, and we intend to make available reports containing unaudited summary consolidated financial information. We will also furnish to the depositary bank all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary bank will make such notices, reports and communications available to the holders of ADSs at our request.

Enforceability of civil liabilities

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. An exempted company under Cayman Islands law is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

A substantial majority of our assets are located outside the United States. In addition, some of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our or such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder Asia, our counsel as to Cayman Islands law, and Llinks Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would (1) recognize or enforce judgements of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Maples and Calder Asia has further advised us that a final and conclusive judgment in federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

In making an investment decision relating to our ADSs, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell our ADSs and seeking offers to buy ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ADSs.

KongZhong Corporation

(Formerly Communication Over The Air Inc.)

INDEX TO FINANCIAL STATEMENTS

Independent auditors’ report	F-2
Consolidated balance sheets as of December 31, 2002 and 2003 and as of March 31, 2004 (unaudited)	F-3
Consolidated statements of operations for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003 and for the three months ended March 31, 2004 (unaudited)	F-4
Consolidated statements of shareholders’ equity and comprehensive income (loss) for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003 and for the three months ended March 31, 2004 (unaudited)
F-5
Consolidated statements of cash flows for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003 and for the three months ended March 31, 2004 (unaudited)	F-6
Notes to the consolidated financial statements	F-7

Independent auditors’ report

To the Board of Directors and Shareholders of
KongZhong Corporation (formerly Communication Over The Air Inc.):

We have audited the accompanying consolidated balance sheets of KongZhong Corporation (formerly Communication Over The Air Inc.) and its subsidiaries (the “Company”) as of December 31, 2002 and 2003 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Hong Kong

March 18, 2004

KongZhong Corporation

(Formerly Communication Over The Air Inc.)

	December 31,		March 31,	March 31,

Consolidated balance sheets	2002	2003	2004	2004

			(Unaudited)	Pro forma
				(Unaudited)
				(Note 2)

	(In U.S. dollars, except share data)
Assets
Current assets:
Cash and cash equivalents	$2,646,216	$3,742,607	$5,736,207	$5,736,207
Accounts receivable net of allowance of $Nil as of December 31, 2002 and 2003 and March 31, 2004 (unaudited)	132,327	1,703,864	3,268,815	3,268,815
Prepaid expenses and other current assets	71,754	198,286	334,711	334,711

Total current assets	2,850,297	5,644,757	9,339,733	9,339,733
Rental deposits	—	74,234	74,234	74,234
Property and equipment, net	251,041	848,461	1,104,160	1,104,160

Total assets	$3,101,338	$6,567,452	$10,518,127	$10,518,127

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$23,455	$563,615	$1,038,766	$1,038,766
Accrued expenses and other current liabilities	46,586	393,682	615,659	615,659
Due to a related party	5,000	90,000	—	—

Total current liabilities	$75,041	$1,047,297	$1,654,425	$1,654,425

Minority interest	$—	$—	$120,815	$120,815

Series B redeemable convertible preferred shares, net of issuance costs of $30,000 ($0.0000005 par value; 350,000,000 shares authorized, 350,000,000 issued and outstanding in 2002, 2003 and as of March 31, 2004 (unaudited); redeemable in 2007 at $0.0085715 per share) (liquidation value $4,499,950)	$2,970,025	$2,970,025	$2,970,025	$—

Commitments (Note 13)
Shareholders’ equity
Series A convertible preferred shares ($0.0000005 par value; 231,000,000 shares authorized, 231,000,000 shares issued and outstanding in 2002, 2003 and as of March 31, 2004 (unaudited)) (liquidation value $550,011)	$115	$115	$115	$—
Ordinary shares ($0.0000005 par value; 999,419,000,000 shares authorized, 469,000,000 shares issued and outstanding in 2002, 2003 and as of March 31, 2004 (unaudited)) (1,050,000,000 shares issued and outstanding on a pro forma basis)	235	235	235	525
Additional paid-in capital	551,842	826,035	3,020,847	5,990,697
Deferred stock compensation	—	(189,086)	(2,303,160)	(2,303,160)
Accumulated other comprehensive loss	(2,046)	(1,431)	(1,554)	(1,554)
Retained earnings (Accumulated deficit)	(493,874)	1,914,262	5,056,379	5,056,379

Total shareholders’ equity	56,272	2,550,130	5,772,862	8,742,887

Total liabilities and shareholders’ equity	$3,101,338	$6,567,452	$10,518,127	$10,518,127

The accompanying notes are an integral part of these consolidated financial statements.

KongZhong Corporation

(Formerly Communication Over The Air Inc.)

	For the period	For the	For the
	from May 6, 2002	year ended	three months
	to December 31,	December 31,	ended March 31,

Consolidated statements of operations	2002	2003	2004

			(Unaudited)

	(In U.S. dollars, except share data)
Gross revenues	$200,319	$7,806,689	$7,147,585
Cost of revenues	(84,335)	(2,283,972)	(2,239,037)

Gross profit	115,984	5,522,717	4,908,548

Operating expenses:
Product development	164,215	1,369,503	716,474
Sales and marketing	128,894	841,448	294,116
General and administrative	317,288	882,635	675,676
Amortization of deferred stock compensation *	—	21,986	80,738

Total operating expenses	610,397	3,115,572	1,767,004
Income (loss) from operations	(494,413)	2,407,145	3,141,544
Other expenses	—	—	(743)
Interest income, net	539	991	1,316

Net income (loss) before income taxes	(493,874)	2,408,136	3,142,117
Income taxes expense	—	—	—

Net income (loss)	$(493,874)	$2,408,136	$3,142,117

Net income (loss) per share, basic	$0.00	$0.01	$0.01

Net income (loss) per share, diluted	$0.00	$0.00	$0.00

Shares used in calculating basic net income (loss) per share	415,547,794	469,000,000	469,000,000

Shares used in calculating diluted net income (loss) per share	415,547,794	1,094,824,434	1,098,206,555

Pro forma basic net income (loss) per share (unaudited) (Notes 2(u) and 10)	$0.00	$0.00	$0.00

Pro forma diluted net income (loss) per share (unaudited) (Notes 2(u) and 10)	$0.00	$0.00	$0.00

Shares used in calculating pro forma basic net income (loss) per share (unaudited) (Notes 2(u) and 10)	622,124,999	1,050,000,000	1,050,000,000

Shares used in calculating pro forma diluted net income (loss) per share (unaudited) (Notes 2(u) and 10)	622,124,999	1,094,824,434	1,098,206,555

* Amortization of deferred stock compensation related to:
Product development	$—	$13,229	$24,121
Sales and marketing	—	8,389	13,964
General and administrative	—	368	42,653

	$—	$21,986	$80,738

The accompanying notes are an integral part of these consolidated financial statements.

KongZhong Corporation

(Formerly Communication Over The Air Inc.)

Consolidated statements of shareholders’ equity and comprehensive income (loss)

	Series A convertible
	preferred shares		Ordinary shares		Additional	Deferred
					paid-in	stock
	Shares	Amount	Shares	Amount	capital	compensation

		(In U.S. dollars, except share data)
Issuance of common shares to founders	—	$—	469,000,000	$235	$—	$—
Issuance of Series A convertible preferred shares	231,000,000	115	—	—	549,896	—
Stock options issued to consultants	—	—	—	—	1,946	—
Foreign currency translation adjustments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance as of December 31, 2002	231,000,000	115	469,000,000	235	551,842	—
Stock options issued to consultants	—	—	—	—	63,121	—
Deferred stock- based compensation	—	—	—	—	211,072	(211,072)
Amortization of deferred stock compensation	—	—	—	—	—	21,986
Foreign currency translation adjustments	—	—	—	—	—	—
Net income	—	—	—	—	—	—

Balance as of December 31, 2003	231,000,000	115	469,000,000	235	826,035	(189,086)
Reversal of deferred stock compensation for employee terminations (unaudited)	—	—	—	—	(10,848)	10,848
Deferred stock- based compensation (unaudited)	—	—	—	—	2,205,660	(2,205,660)
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	80,738
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	—
Net income (unaudited)	—	—	—	—	—	—

Balance as of March 31, 2004 (unaudited)	231,000,000	$115	469,000,000	$235	$3,020,847	$(2,303,160)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated	Retained
	other	earnings	Total
	comprehensive	(Accumulated	shareholders’	Comprehensive
	loss	deficit)	equity	income (loss)

	(In U.S. dollars, except share data)
Issuance of common shares to founders	$—	$—	$235	$—
Issuance of Series A convertible preferred shares	—	—	550,011	—
Stock options issued to consultants	—	—	1,946	—
Foreign currency translation adjustments	(2,046)	—	(2,046)	(2,046)
Net loss	—	(493,874)	(493,874)	(493,874)

Balance as of December 31, 2002	(2,046)	(493,874)	56,272	$(495,920)

Stock options issued to consultants	—	—	63,121	$—
Deferred stock- based compensation	—	—	—	—
Amortization of deferred stock compensation	—	—	21,986	—
Foreign currency translation adjustments	615	—	615	615
Net income	—	2,408,136	2,408,136	2,408,136

Balance as of December 31, 2003	(1,431)	1,914,262	2,550,130	$2,408,751

Reversal of deferred stock compensation for employee terminations (unaudited)	—	—	—	$—
Deferred stock- based compensation (unaudited)	—	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	80,738	—
Foreign currency translation adjustments (unaudited)	(123)	—	(123)	(123)
Net income (unaudited)	—	3,142,117	3,142,117	3,142,117

Balance as of March 31, 2004 (unaudited)	$(1,554)	$5,056,379	$5,772,862	$3,141,994

The accompanying notes are an integral part of these consolidated financial statements.

KongZhong Corporation

(Formerly Communication Over The Air Inc.)

	For the period	For the	For the
	from May 6, 2002	year ended	three months
	to December 31,	December 31,	ended March 31,

Consolidated statements of cash flows	2002	2003	2004

			(Unaudited)

	(In U.S. dollars)
Operating activities:
Net income (loss)	$(493,874)	$2,408,136	$3,142,117
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of deferred stock compensation	—	21,986	80,738
Stock options issued to consultants	1,946	63,121	—
Depreciation and amortization	41,310	266,539	114,368
Loss on disposal of fixed assets	—	—	743
Changes in operating assets and liabilities:
Rental deposits	—	(74,234)	—
Accounts receivable	(132,327)	(1,571,537)	(1,564,951)
Prepaid expenses and other current assets	(71,754)	(126,532)	(136,425)
Accounts payable	23,455	540,160	475,151
Accrued expenses and other current liabilities	46,586	347,096	221,977
Due to a related party	5,000	85,000	(90,000)

Net cash (used in) provided by operating activities	(579,658)	1,959,735	2,243,718

Investing activities
Purchase of property and equipment	(292,351)	(863,959)	(371,172)
Proceeds from disposal of property and equipment	—	—	362

Net cash used in investing activities	(292,351)	(863,959)	(370,810)

Financing activities
Proceeds from issuance of ordinary shares	235	—	—
Proceeds from issuance of Series A convertible preferred shares	550,011	—	—
Proceeds from issuance of Series B redeemable convertible preferred shares, net of issuance costs	2,970,025	—	—
Capital contribution from minority interest	—	—	120,815

Net cash provided by financing activities	3,520,271	—	120,815

Effect of exchange rate changes	(2,046)	615	(123)

Net increase in cash and cash equivalents	2,646,216	1,096,391	1,993,600
Cash and cash equivalents, beginning of period	—	2,646,216	3,742,607

Cash and cash equivalents, end of period	$2,646,216	$3,742,607	$5,736,207

Supplemental disclosures of cash flow information
Income taxes paid	$—	$—	$—

Interest paid	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

KongZhong Corporation

(Formerly Communication Over The Air Inc.)
Notes to the consolidated financial statements
for the period from May 6, 2002 to December 31, 2002 and
the year ended December 31, 2003 and the three months ended March 31, 2004 (unaudited)

(In U.S. dollars, except share data)

1.     ORGANIZATION AND PRINCIPAL ACTIVITIES

KongZhong Corporation (formerly Communication Over The Air Inc.) (“KongZhong”) was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong established a wholly foreign owned enterprise, (“KongZhong Beijing”), on July 29, 2002 under the laws of the People’s Republic of China (the “PRC”) and it has an operating period of 30 years which commenced in July 2002. The Company and its consolidated entities (the “Company”) provide wireless interactive entertainment, media and community services to mobile phone users in the PRC and is specialized in the development, marketing and distribution of consumer wireless value-added services.

PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations the Company conducts substantially all of its activities through (“Beijing AirInbox”), a variable interest entity established on April 4, 2002 with an initial operating period of 30 years. Beijing AirInbox provides wireless value-added services to China’s cell phone users in the form of SMS, WAP, MMS, JavaTM IVR and CRBT and is legally owned directly by three PRC citizens (the “Registered Shareholders”). Upon establishment, Yunfan Zhou, the Company’s Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the Company’s President, and Leilei Wang, held 35%, 35% and 30%, respectively of Beijing AirInbox’s total outstanding shares. In September 2003, Leilei Wang transferred his 30% equity interest in Beijing AirInbox to Yunfan Zhou and Zhen Huang, the wife of Nick Yang, in portions of 15% each. In April 2004, the registered capital of Beijing AirInbox has been increased from RMB 2 million to RMB 10 million. The increased registered capital was contributed from Songlin Yang and Yang Cha, a PRC citizen and employee of the Company, for $0.4 million (RMB 3.5 million) and $0.5 million (RMB 4.5 million), respectively.

In March 2004, the Company established another variable interest entity named Beijing Boya Wuji Technologies Co. Ltd. (“Beijing Boya Wuji”) with an operating period of 20 years. Beijing Boya Wuji will provide wireless value-added services to China’s cell phone users in the form of SMS, WAP, MMS, JavaTM IVR and CRBT and a license has been obtained from the PRC government in April 2004. Beijing Boya Wuji is legally owned directly by two PRC citizens (the “Registered Shareholders of Beijing Boya Wuji”). Upon establishment of Beijing Boya Wuji, Yunfan Zhou and Zhen Huang held 50% and 50% respectively of Beijing Boya Wuji. The investment by these two individuals has been done through their personal funds with no loans provided by the Company. Accordingly, the investment amount of $120,815 has been included as a minority interest.

KongZhong and KongZhong Beijing have entered into various operating agreements with Beijing AirInbox and Beijing Boya Wuji, including Exclusive Technical and Consulting Services Agreements. Under these agreements, Beijing AirInbox and Beijing Boya Wuji have the exclusive right to use certain

Notes to the consolidated financial statements

Beijing Boya Wuji are required to pay the Company licensing and service fees for the use of each domain name and trademark and the technical and consulting services received. The Company is entitled to receive service fees in an amount up to all of the net income of Beijing AirInbox and Beijing Boya Wuji.

In addition, the Company has extended interest-free loans to the Registered Shareholders ($241,546 had been loaned as of December 31, 2002 and 2003 and as of March 31, 2004 (unaudited)) to finance their investments in Beijing AirInbox. In April 2004, Yang Cha and Songlin Yang drew down the loans for the amount of $0.5 million and $0.4 million, respectively for investment into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. Principal terms of these loan agreements provide that (i) proceeds from the loans are to be used solely for the investments in Beijing AirInbox, (ii) the loans can only be repaid to the Company by transferring the shares of Beijing AirInbox to the Company, (iii) the shares of Beijing AirInbox cannot be transferred without the approval of the Company, (iv) the Company has the right to appoint all directors and senior management personnel of Beijing AirInbox, and (v) all shareholder rights including voting rights and rights to dividends are assigned to KongZhong Beijing. In addition, the Company has the right to require the transfer of the shares of Beijing AirInbox to the Company or any party designated by the Company, at any time, for the amount of the loan outstanding. Since the Company consolidates Beijing AirInbox, the loans to the Registered Shareholders and Yang Cha are treated as investments in Beijing AirInbox and are eliminated upon consolidation for all periods presented.

The Company is the primary beneficiary of Beijing AirInbox because the Company hold all of the variable interests in Beijing AirInbox either directly or through related parties. The only variable interests in Beijing AirInbox not directly held by KongZhong Beijing are the shares which are held by Yunfan Zhou (10%), Songling Yang (42%), Zhen Huang (3%) and Yang Cha (45%). Each of these individuals is a related party of the Company as described in FIN 46 (revised) either because they are management (Yunfan Zhou), a member of the immediate family of management (Zhen Huang), or acting as a de facto agent of the Company (all). The de facto agent relationship is established through the loan agreement, under which the individuals assign all of their rights as shareholders to the Company. Because there are no unrelated variable interests in Beijing AirInbox, the Company is the primary beneficiary.

The Company is the primary beneficiary of Beijing Boya Wuji because the Company holds all of its variable interests in Beijing Boya Wuji through related parties. The only variable interests in Beijing Boya Wuji not directly held by KongZhong Beijing are the shares which are held by Yunfan Zhou (50%) and Zhen Huang (50%). Each of these individuals is a related party of the Company as described in FIN 46 (revised) either because they are management (Yunfan Zhou), a member of the immediate family of management (Zhen Huang), or acting as de facto agent of the Company (all). The de facto agent relationship is established through the pledge agreement under which the individuals assign all of their rights as shareholders to the Company. Because there are no unrelated variable interests in Beijing Boya Wuji, the Company is the primary beneficiary.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003. In December 2003, the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has

Notes to the consolidated financial statements

elected to retroactively apply FIN 46 and consolidate its variable interest entities, Beijing AirInbox and Beijing Boya Wuji from its inception.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)    Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiary and variable interest entities, Beijing AirInbox and Beijing Boya Wuji. All inter-company transactions and balances have been eliminated upon consolidation.

(c)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d)    Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include useful lives for plant and equipment, accruals for revenue adjustments, cost of revenues, other liabilities and stock compensation expense.

(e)    Certain significant risks and uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationships with the mobile operators; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(f)    Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	3 years
Motor vehicles	3 years
Leasehold improvements	Over the lease term
Communication equipment	1 year

(g)    Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and

Notes to the consolidated financial statements

their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(h)    Revenue recognition and cost of revenues

The Company’s revenues are primarily derived from entertainment-oriented wireless value-added services. Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community (including ring back services and downloadable ringtones, icons and screen savers) services, to mobile phone customers of China Mobile Communications Corporation and its various subsidiaries (“China Mobile” or the “Mobile Operator”). Fees, established by an arrangement with China Mobile and indicated in the message received on the mobile phone, for these services are charged on a transaction basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed.

The Company contracts with the Mobile Operator for the transmission of wireless value-added services as well as for billing and collection services. The Mobile Operator provides the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company’s revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company is required to make an estimate of the revenues and cost of revenues earned during the period covered by the statement based on internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances.

The Company measures its revenues based on the total amount paid by its customers, for which the Mobile Operator bills and collects on the Company’s behalf. Accordingly, the 15% service fee paid to the Mobile Operator is included in the cost of revenues. In addition, the Mobile Operator charges the Company transmission charges based on a per message fee which varies depending on the volume of messages sent in the relevant month, multiplied by the excess of messages sent over messages received. These transmission charges are likewise retained by the Mobile Operator, and are reflected as costs of revenues in the financial statements.

The Company evaluates the criteria outlined in Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service fees and transmission charges paid to the Mobile Operator. The Company records the gross amounts billed to its customers as it is the primary obligor in these transactions as it has latitude in establishing prices, it is involved in the determination of the service specifications and it has the right to select suppliers.

(i)    Foreign currency translation

The functional currency of the Company is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

The consolidated financial statements of the Company are translated into the reporting currency, the United States Dollar, using exchange rates in effect at each year end for assets and liabilities and average exchange rates during each reporting year for the consolidated statements of operations.

Notes to the consolidated financial statements

Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive loss in shareholders’ equity.

(j)    Product development expenses

Product development expenses consist primarily of compensation and related costs for employees associated with the development and programming of mobile data content and are expensed as incurred.

(k)    Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amount in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(l)    Comprehensive income (loss)

Comprehensive income (loss) includes foreign currency translation adjustments. Comprehensive income (loss) is reported in the statements of shareholders’ equity.

(m)    Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other liabilities approximate their fair values due to their short-term maturities.

(n)    Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $26,620, $52,922 and $2,125 for the period from May 6, 2002 to December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2004 (unaudited), respectively and have been included as part of sales and marketing expenses.

(o)    Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company records a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using the Black-Scholes option pricing model.

Notes to the consolidated financial statements

Had compensation cost for options granted to employees under the Company’s stock option plan (the “Plan”) been determined based on the fair value at the grant dates, the Company’s pro forma net income (loss) would have been as follows:

	For the period from	For the year	For the three months
	May 6, 2002 to	ended	ended
	December 31,	December 31,	March 31,
	2002	2003	2004

			(Unaudited)
Net income (loss) as reported:	$(493,874)	$2,408,136	$3,142,117
Add: Stock compensation as reported	—	21,986	80,738
Less: Stock compensation determined using the fair value method	(9,615)	(70,165)	(265,374)

Pro forma net income (loss)	$(503,489)	$2,359,957	$2,957,481

Basic net income (loss) per share:
As reported	$0.00	$0.01	$0.01
Pro forma	$0.00	$0.01	$0.01
Diluted net income (loss) per share:
As reported	$0.00	$0.00	$0.00
Pro forma	$0.00	$0.00	$0.00

The fair value of each option grant and share granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	December 31,		March 31,

Option Grants	2002	2003	2004

			(Unaudited)
Average risk-free rate of return	5.08%	4.44%	4.05%
Weighted average expected option life	4 years	4 years	4 years
Volatility rate	70%	70%	70%
Dividend yield	0%	0%	0%

(p)    Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net loss per share in periods when their effect would be anti-dilutive.

(q)    Segment reporting

The Company operates and manages its business as a single segment. The Company generates its revenues solely from mobile phone users in China, and accordingly, no geographical information is presented.

(r)    Recently issued accounting standards

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs

Notes to the consolidated financial statements

covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closings, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure”. SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, the Company has elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statements of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and about the capital structure of entities all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and

Notes to the consolidated financial statements

annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on the Company’s financial position, cash flows or results of operations.

In January 2003, the FASB issued FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46R which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has retroactively adopted the provisions as of 2002.

In November 2002, the Emerging Issue Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. The Company has adopted EITF No. 00-21 and it did not have a material impact on the Company’s financial position, cash flows or results of operations.

(s)    Unaudited pro forma information

The unaudited pro forma balance sheet information as of March 31, 2004 assumes the conversion upon completion of the initial public offering of all shares of convertible preferred shares outstanding as of March 31, 2004 into ordinary shares.

(t)    Unaudited interim financial information

The interim financial information as of March 31, 2004 and for the three months ended March 31, 2004 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

(u)    Unaudited pro forma net income (loss) per share

Pro forma basic and diluted net income (loss) per ordinary share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the period plus the weighted average number of preferred shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of outstanding convertible preferred shares.

Notes to the consolidated financial statements

3.     PLANT AND EQUIPMENT, NET

Plant and equipment, net consists of the following:

	December 31,		March 31,

	2002	2003	2004

			(Unaudited)
Computer and transmission equipment	$214,987	$837,467	$1,178,692
Furniture and office equipment	39,639	104,962	112,468
Motor vehicles	—	101,024	101,024
Leasehold improvements	29,258	85,601	85,601
Communication equipment	8,467	27,256	48,151

	292,351	1,156,310	1,525,936
Less: accumulated depreciation and amortization	(41,310)	(307,849)	(421,776)

	$251,041	$848,461	$1,104,160

4.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of the following:

	December 31,		March 31,

	2002	2003	2004

			(Unaudited)
Tax recoverable	$—	$88,968	$88,968
Staff advances	—	40,907	132,514
Advances to suppliers	21,694	35,125	78,367
Other current assets	1,933	33,286	32,409
Rental and other deposits	48,127	—	2,453

	$71,754	$198,286	$334,711

5.     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consists of the following:

	December 31,		March 31,

	2002	2003	2004

			(Unaudited)
Accrued welfare benefits	$19,395	$124,214	$161,884
Accrued payroll	—	128,265	77,025
Accrued expenses	—	—	110,000
Amounts due to directors	15,030	12,765	7,280
Others	—	—	6,704
Other tax payables	12,161	128,438	252,766

	$46,586	$393,682	$615,659

6.     INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Law”).

Notes to the consolidated financial statements

Pursuant to the PRC Income Tax Law, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, preferential tax treatment of KongZhong Beijing and Beijing AirInbox as “high technology” companies has been agreed with the relevant tax authorities. KongZhong Beijing is entitled to a preferential tax rate of 15% and is entitled to a three-year exemption from income tax commencing in 2003, after taking into account any tax losses brought from prior years, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Law of the PRC. Beijing AirInbox is also entitled to a two-year exemption from income tax commencing 2003.

The principal components of the deferred income tax assets are as follows:

	December 31,		March 31,

	2002	2003	2004

			(Unaudited)
Deferred tax assets
Depreciation and amortization	$2,101	$20,973	$25,711
Net operating loss carryforwards	22,612	80,521	41,260

Deferred tax asset	24,713	101,494	66,971
Valuation allowance	(24,713)	(101,494)	(66,971)

Deferred tax assets net	$—	$—	$—

The Company did not have any timing differences relating to deferred tax liabilities as of December 31, 2002 and 2003 and as of March 31, 2004 (unaudited).

A full valuation has been established because the Company believes that it is more likely than not that its deferred taxes assets will not be realized. The tax losses carried forward as of December 31, 2003 and March 31, 2004 (unaudited) were approximately $1,073,600 and $550,000 and will expire by 2008 and 2009 respectively.

7.     PREFERRED SHARES

In 2002, the Company issued:

(1)	231,000,000 shares of Series A convertible preferred shares for cash proceeds of $550,011.

(2)	350,000,000 shares of Series B redeemable convertible preferred shares for cash proceeds of $2,970,025 net of share issuance costs of $30,000.

The significant terms of the above Series A convertible preferred shares and Series B redeemable convertible preferred shares (“convertible preferred shares”) are as follow:

Conversion:

Each convertible preferred share is convertible into one ordinary share at a conversion price of $0.002381 and $0.0085715 for Series A convertible preferred shares and Series B redeemable convertible preferred shares, respectively, at the option of the holder at any time after the date of issuance of such shares, or is automatically converted at the consummation of the Company’s sale of ordinary shares in an underwritten initial public offering which results in gross proceeds to the Company in excess of $12,000,000 and a resulting market capitalization of at least $50,000,000. The conversion rate is subject to adjustment for dilution, including but not limited to stock splits, in accordance with the conversion provisions in the Company’s Articles of Association.

Notes to the consolidated financial statements

Voting rights:

Each convertible preferred share has voting rights equivalent to the number of shares of ordinary shares into which it is convertible.

Dividends:

The holders of Series B redeemable convertible preferred shares are entitled to receive non-cumulative dividends equal to $0.0004285 per share prior to payment of any dividends with respect to the ordinary shares and Series A convertible preferred shares. Such dividends shall be payable when and if declared by the Board of Directors. From inception of the Company through December 31, 2003, no dividends have been declared.

Liquidation preference:

In the event of any liquidation, dissolution or winding up of the Company, as defined, the holders of Series A convertible preferred shares and Series B redeemable convertible preferred shares shall receive $0.002381 and $0.012857 per share, respectively, plus all accrued but unpaid dividends for Series B redeemable convertible shares and Series A convertible preferred shares. The holders of Series A convertible preferred shares would only receive their liquidation preference after payment has been made to the holders of Series B redeemable convertible preferred shares in full. Such amounts will be adjusted for any stock dividends, stock splits or combinations. Subsequently, the remaining liquidation proceeds shall be distributed pro rata amongst all the shareholders, including Series A convertible preferred shareholders and Series B redeemable convertible preferred shareholders, in accordance with each shareholder’s respective shareholding percentage and with each preferred share participating as if converted into ordinary shares.

Redemption:

The holders of Series B redeemable convertible preferred shares are entitled to redeem all of the outstanding Series B redeemable convertible shares on or after October 1, 2007. The redemption price for Series B redeemable convertible shares is $0.0085715 per share plus all the declared but unpaid dividends for Series B redeemable convertible shares and proportionally adjusted for any stock dividends, stock splits or combinations. If on the redemption day, the number of Series B redeemable convertible preferred shares that may then be legally redeemed by the Company is less than the number of such Series B redeemable convertible preferred shares to be redeemed, then the number of Series B redeemable convertible preferred shares then redeemed shall be based ratably on all such shares for which redemption was requested, and the remaining shares to be redeemed shall be carried forward and redeemed as soon as the Company has legally available funds to do so.

8.     STOCK OPTIONS

The Company’s employee stock option plan (the “Plan”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 70,000,000 ordinary shares are authorized under the Plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value as determined by the Board of Directors and expire 10 years from the date of grant and vest over 4 years. As of December 31, 2003, options to purchase 49,720,000 shares of ordinary shares were outstanding. As of December 31, 2003, options to purchase 20,280,000 ordinary shares were available for future grants.

Subsequent to the dates of grant, the Company has obtained a valuation analysis performed by an independent appraiser to reassess the determination of the fair market value of the Company’s ordinary shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. Management has concluded that the market value of the ordinary shares was in excess of the exercise

Notes to the consolidated financial statements

price on the measurement date and recorded a stock compensation expense for the difference between the market value of the ordinary shares and the exercise price of the employee stock options for the stock options granted in August 2003. Accordingly, the Company recorded stock compensation expense of $Nil and $21,986 for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003 and $80,738 for the three months ended March 31, 2004 (unaudited), respectively.

In February 2004, the Company granted 36,760,000 ordinary share options to new and existing employees. The Company determined that the market value of the ordinary shares was in excess of the exercise price on the measurement date and recorded a deferred stock compensation for the difference between the market value of the ordinary shares and the exercise price of the employee stock options for the stock options granted in February 2004. Accordingly, the Company recorded a deferred stock compensation of approximately $2,206,000 of which approximately $69,000 is amortized as compensation expense for the period ending March 31, 2004. The deferred stock compensation is amortized over the vesting period, which is generally 4 years. The market value of the ordinary shares was estimated as the bona fide estimate of the midpoint of the price range for the Company’s initial public offering. In addition, the Board of Directors approved a resolution to increase the number of options authorized under the Plan to 105,000,000. As of March 31, 2004 (unaudited), options to purchase 86,120,000 ordinary shares were outstanding and 18,880,000 ordinary shares were available for future grants.

A summary of the stock option activity is as follows:

	Ordinary shares

		Weighted
	Number of	average
	options	exercise price

Granted	48,180,000	$0.004

Options outstanding at December 31, 2002	48,180,000
Granted	6,000,000	$0.050
Cancelled	(4,460,000)	$0.043

Options outstanding at December 31, 2003	49,720,000
Granted (unaudited)	36,760,000	$0.250
Cancelled (unaudited)	(360,000)	$0.094

Options outstanding at March 31, 2004 (unaudited)	86,120,000

The weighted average per share fair value of options as of the grant date was as follows:

	December 31,		March 31,

	2002	2003	2004

			(Unaudited)
Ordinary shares	$0.011	$0.066	$0.109

Notes to the consolidated financial statements

The following table summarizes information with respect to stock options outstanding at March 31, 2004 (unaudited):

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number of	remaining	exercise	Number	exercise
	outstanding	contractual life	price	exercisable	price

Ordinary shares:
$0.0025	37,020,000	8.25 years	$0.0025	14,882,500	$0.0025
$0.0100	6,920,000	8.65 years	$0.0100	2,162,500	$0.0100
$0.0500	5,500,000	9.33 years	$0.0500	1,000,000	$0.0500
$0.2500 (unaudited)	36,680,000	9.875 years	$0.2500	—	$0.2500

Total	86,120,000			18,045,000	$0.0060

Options to non-employees

The Company granted 1,600,000 and 1,000,000 options to purchase ordinary shares to its external consultants in exchange for certain services in 2002 and 2003, respectively. The Company recorded compensation expense of $1,946 and $63,121 for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003 and $Nil for the three months ended March 31, 2004 (unaudited), respectively, estimated using the Black-Scholes option pricing model as such method provides a more accurate estimate of the fair value of services received by the external consultants. The following assumptions were used in the option pricing model:

	December 31,		March 31,

	2002	2003	2004

			(Unaudited)
Average risk free rate of return	5.08%	4.44%	4.05%
Weighted average contractual option term	4 years	4 years	4 years
Volatility rate	70%	70%	70%
Dividend yield	0%	0%	0%

Ordinary shares reserved for future issuance (unaudited)

Conversion of outstanding preferred shares	581,000,000
Exercise of outstanding and available for future grant options under the Plan	105,000,000

686,000,000

9.     SEGMENT AND GEOGRAPHIC INFORMATION

The Company is engaged in providing value-added services such as games and interactive entertainment, media and community services, media, and various other related products to mobile phone users. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

Product lines

The Company derives revenues principally from providing wireless interactive entertainment, media and community services. These services are delivered through 2.5G technology platforms including

Notes to the consolidated financial statements

wireless access protocol (“WAP”), multimedia messaging services (“MMS”) and JavaTM and 2G technology platforms, including short messaging services (“SMS”), interactive voice response (“IVR”) and color ring back tone (“CRBT”). Revenues for the period from May 6, 2002 to December 31, 2002, the year ended December 31, 2003 and for the three months ended March 31, 2004 (unaudited) are as follows:

	For the period from
	May 6, 2000	For the year ended	For the three months
	to December 31,	December 31,	ended March 31,
	2002	2003	2004

			(Unaudited)
2.5 Generation	$131,342	$5,956,043	$5,244,417
2 Generation	68,977	1,850,646	1,903,168

	$200,319	$7,806,689	$7,147,585

Geographic Information

The Company operates in the PRC and all of the Company’s long lived assets are located in the PRC.

10.     NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	For the period from
	May 6, 2002	For the year ended	For the three months
	to December 31,	December 31,	ended March 31,
	2002	2003	2004

			(Unaudited)
Net income (loss) attributable to holders of ordinary shares (numerator), basic and diluted	$(493,874)	$2,408,136	$3,142,117

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	415,547,794	469,000,000	469,000,000

Weighted average ordinary shares outstanding used in computing diluted net income (loss) per share	415,547,794	1,094,824,434	1,098,206,555

Net income (loss) per share, basic	$0.00	$0.01	$0.01

Net income (loss) per share, diluted	$0.00	$0.00	$0.00

Shares used in computing pro forma per share amounts on a converted basis:
Basic			1,050,000,000

Diluted			1,098,206,555

Pro forma net income (loss) per share on an as converted basis:
Basic			$0.00

Diluted			$0.00

Notes to the consolidated financial statements

For 2002, the Company had the following securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share in 2002 as their effects would have been antidilutive:

December 31,
2002

Series A convertible preferred shares	231,000,000
Series B redeemable convertible preferred shares	350,000,000
Outstanding employee options to purchase ordinary shares	48,180,000

629,180,000

Common stock equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase outstanding ordinary stock using a yearly average market price.

11.     CONCENTRATIONS

(a)    Dependence on China Mobile

The revenue of the Company is derived from cooperative arrangements with China Mobile located in the PRC. China Mobile is entitled to a service and transmission fee for the transmission of wireless short messages as well as for billing and collection services. If the strategic relationship with this operator in the PRC is terminated or scaled-back, or if the phone operator alters the arrangement, the Company’s wireless value-added service business would be adversely affected.

Revenue collected through China Mobile for the period from May 6, 2002 to December 31, 2002 and year ended December 31, 2003 are approximately $200,000 and $7,807,000 representing 100% and 100% of revenues, $7,148,000 (unaudited) representing 100% and approximately 100% of revenue for the three months ended March 31, 2004 (unaudited), respectively.

Amounts due from China Mobile as of December 31, 2002 and December 31, 2003 amounted to approximately $132,000 and $1,704,000, representing 100% and 100% of accounts receivable, and approximately $3,269,000, representing approximately 100% of accounts receivable as of March 31, 2004 (unaudited).

(b)    Credit risk

The Company depends on the billing system of China Mobile to charge the mobile phone users through mobile phone bills and collect payments from users. The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.

12.     MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefit was $41,625 and $267,578 for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003, and $95,727 for the three months ended March 31, 2004 (unaudited), respectively.

The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003 amounted to $6,203 and

Notes to the consolidated financial statements

$142,431, and $72,755 for the three months ended March 31, 2004 (unaudited), respectively. The local labor bureaus are responsible for the medical benefits and pension liability to be paid to these employees. The Company has no further commitments beyond its monthly contribution.

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiary in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and bonus and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund will be charged to general and administrative expenses.

13.     COMMITMENTS

(a)    Operating lease as lessee

The Company leases certain office premises under non-cancelable leases which expire in 2005. Rental expense under operating leases for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003 were $42,567 and $276,386, and $106,329 for the three months ended March 31, 2004 (unaudited), respectively.

Future minimum lease payments under non-cancelable operating leases agreements were as follows:

Year ending

2004	$276,794
2005	2,739

$279,533

(b)    Other commitments

In April 2003, the Company entered into agreements with third parties under which the third party companies agreed to provide facility services to the Company which expire in 2004. The service fee for the year ended December 31, 2003 was $144,710 and $64,804 for the three months ended March 31, 2004 (unaudited), respectively. As at December 31, 2003, the facility service fee committed for 2004 is $76,576.

14.     RELATED PARTY TRANSACTIONS

The Company has incurred consultancy fees of $75,000 and $105,000 to a shareholder and a then shareholder for the period from May 6, 2000 to December 31, 2002 and the year ended December 31, 2003 and $Nil for the three months ended March 31, 2004 (unaudited), respectively. Payable to such shareholder was $5,000 and $90,000 outstanding as of December 31, 2002 and 2003 and $Nil as of March 31, 2004 (unaudited), respectively.

15.     SUBSEQUENT EVENTS

(a)	On March 1, 2004, the Company approved a resolution to change its name from Communication Over The Air Inc. to KongZhong Corporation.

(b)	On March 18, 2004, shareholders of the Company approved a 20-for-1 split of the Company’s shares, with immediate effect. The 20-for-1 share split of the Company’s shares has been retroactively applied to all periods presented.

KongZhong
MEDIA
INTERACTIVE ENTERTAINMENT
COMMUNITY

Through and including               , 2004 (the 25th day after the commencement of this offering), federal securities law may require all dealers selling our ADSs, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.     Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended (the “Securities Act”) and is therefore unenforceable as a matter of U.S. law.

Item 7.     Recent Sales of Unregistered Securities

During the past two years, the registrant has issued and sold the securities listed below without registering the securities under the United States Securities Act of 1933, as amended, or the Securities Act,. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. The registrant believes that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering. We based this determination on our own due diligence and, in the case of the sale of the Series B preferred shares, on written representations of the purchasers.

(1) In May 2002, KongZhong Corporation (formerly known as Communication Over The Air Inc.) issued and sold, for an aggregate purchase price of $234.5 in cash, (A) 11,725,000 ordinary shares, par value $0.00001 per share, at a price of $0.00001 per share to Yunfan Zhou, the registrant’s chief executive officer, which shares were later transferred to Mobileren Inc., an entity solely owned by Yunfan Zhou, and (B) 11,725,000 ordinary shares, par value $0.00001 per share, at a price of $0.00001 per share to Nick Yang, the registrant’s president.

(2) In September 2002, the registrant issued and sold, for an aggregate purchase price of $550,000 in cash, (A) 3,150,000 Series A preferred shares, par value $0.00001 per share, at a price of $0.04762 per share to Mobileren Inc., which later transferred 500,000 shares to CENO Investment Limited, (B) 3,150,000 Series A preferred shares, par value $0.00001 per share, at a price of $0.04762 per share to Nick Yang, who later transferred 500,000 shares to CENO Investment Limited, and (C) 5,250,000 Series A preferred shares, par value $0.00001 per share, at a price of $0.04762 per share to Wirelessrock Inc., which shares were later transferred to eGarden I, Calver Investments Limited and Liang Hong, respectively. The shares held by Liang Hong were later transferred to Yin Alice Chau.

(3) In October 2002, the registrant issued and sold Series B preferred shares, par value $0.00001 per share, at a price of 0.17143 per share, to each of the following shareholders in the following numbers, for an aggregate purchase price of $3.0 million in cash, (A) 7,000,000 shares to Global Lead Technology Limited; (B) 4,494,000 shares to Draper Fisher Jurvetson ePlanet Ventures L.P.; (C) 93,334 shares to Draper Fisher Jurvetson ePlanet Partners Fund, LLC; (D) 79,333 shares to Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG; (E) 4,083,333 shares to Chinney Development

Part II

Company Limited, which later transferred these shares to Lucky Dragon Holdings Group Ltd.; (F) 1,575,000 shares to eGarden I; and (G) 175,000 shares to eGarden Ventures (HK) Ltd.

The purchase price for the ordinary shares issued to Yunfan Zhou and Nick Yang is the par value of such ordinary shares. The purchase price for the Series A preferred shares was determined based on arms-length negotiations between the holders of our Series A preferred shares and us. The purchase price for the Series B preferred shares was determined based on arms-length negotiations between the independent venture capital investors and us.

In addition, pursuant to the 2002 Plan, as amended, we have granted an aggregate of 86,120,000 options which are outstanding as of March 31, 2004, as adjusted by cancellation following initial grants and the share split which occurred on March 18, 2004. All of our options have been granted in reliance on Regulation S under the Securities Act. Below is a summary of the options that we have granted under the 2002 Plan.

➢	35,420,000 incentive share options, which began to vest periodically from July 1, 2003, were originally granted to certain of our employees on June 6, 2002 at an exercise price of $0.0025 per share;

➢	1,600,000 non-qualified options, which vested on July 1, 2002, were granted to our external advisor, Yang Cha, on June 6, 2002 at an exercise price of $0.0025 per share;

➢	11,160,000 incentive share options, which began to vest periodically from December 15, 2003, were granted to certain of our employees on December 1, 2002, at an exercise price of $0.01 per share, of which 4,240,000 options were subsequently cancelled and 6,920,000 were outstanding as of March 31, 2004;

➢	5,000,000 incentive share options, which began to vest periodically from August 1, 2003, were granted to certain of our employees on August 1, 2003, at an exercise price of $0.05 per share, of which 500,000 options were subsequently cancelled and 4,500,000 were outstanding as of March 31, 2004;

➢	1,000,000 non-qualified options, which vested on August 1, 2003, were granted to our consultant, Extra Bright Limited, a business advisory company, on August 1, 2003, at an exercise price of $0.05 per share;

➢	36,760,000 incentive share options, which began to vest periodically from February 18, 2005, have been granted to certain of our employees on February 18, 2004, at an exercise price of $0.25 per share, pursuant to a resolution of our board of directors on February 18, 2004, of which 80,000 options were subsequently cancelled and 36,680,000 were outstanding as of March 31, 2004.

With respect to the options that we have granted, the vesting schedule for the incentive share options provides for 25% of the options to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly installments beginning one calendar quarter after the date of such anniversary. The non-qualified options vested immediately upon grant of such options. The expiration date for each option is ten years from the date of grant. The exercise price of each option was the estimated fair market value as determined by our board of directors after taking into consideration all factors in good faith. The expiration date for each option is the tenth anniversary of the date of grant.

Part II

Item 8.     Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibits	Description

1.1	Form of Underwriting Agreement†
3.1	Amended and Restated Memorandum and Articles of Association †
4.1	Specimen of Share Certificate†
4.2	Amended and Restated Memorandum and Articles of Association (filed as Exhibit 3.1 hereof)
4.3	Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt(1)
4.4	Shareholders Agreement†
5.1	Opinion of Maples and Calder Asia, Cayman Islands counsel to the registrant, as to the validity of the shares†
5.2	Opinion of Llinks Law Office, People’s Republic of China counsel to the registrant, as to the legality of the People’s Republic of China issues†
8.1	Opinion of Sullivan and Cromwell LLP, United States counsel to the registrant, as to tax matters†
8.2	Opinion of Maples and Calder Asia, Cayman Islands counsel to the registrant, as to tax matters (included in Exhibit 5.1)
10.1	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004†
10.2	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004†
10.3	Exclusive Technical and Consulting Service Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated October 10, 2003†
10.4	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated March 31, 2004†
10.5	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated May 10, 2004†
10.6	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated March 31, 2004†
10.7	Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang dated May 10, 2004†
10.8	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang dated May 10, 2004†
10.9	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang dated May 10, 2004†
10.10	Amended and Restated Power of Attorney by Songlin Yang dated May 10, 2004 (with schedule)†
10.11	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd, Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang dated March 31, 2004†

Part II

Exhibits	Description

10.12	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd. dated March 31, 2004†
10.13	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd. dated May 10, 2004†
10.14	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd. dated March 31, 2004†
10.15	Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Yunfan Zhou and Zhen Huang dated March 31, 2004†
10.16	Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yunfan Zhou and Zhen Huang dated March 31, 2004†
10.17	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yunfan Zhou and Zhen Huang dated March 31, 2004†
10.18	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation dated May 10, 2004†
10.19	Cooperation Agreement on MonternetTM WAP services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd. dated May 23, 2003†
10.20	Cooperation Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd. dated June 5, 2003†
10.21	Business Cooperation Agreement on MonternetTM Short-messaging Services between Beijing Mobile Telecommunications Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated May 1, 2003†
10.22	Cooperation Agreement on Mobile Content between Motorola (China) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated December 9, 2003†
10.23	Cooperation Agreement on Short-message Services between Guangdong Mobile Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd. dated August 29, 2004†
10.24	Lease Agreement of Yuetan Building between Beijing Yuetan Building Real Estate Development Company and KongZhong Information Technologies (Beijing) Co., Ltd. dated August 30, 2002†
10.25	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd. dated May 27, 2004†
10.26	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated May 27, 2004†
10.27	Form of Employment Agreement†
10.28	Form of Non-Compete Agreement†
10.29	Consulting Agreement between Communication Over The Air Inc. and Mobileren Inc. dated October 2, 2002†
21.1	List of subsidiaries of the registrant†
23.1	Consent of Deloitte Touche Tohmatsu
23.2	Consent of Llinks Law Office (included in Exhibit 5.2)
23.3	Consent of Maples and Calder Asia†
23.4	Consent of Sullivan and Cromwell LLP (included in Exhibit 8.1)
24.1	Power of Attorney (contained in signature pages to registration statement)†

†	Previously filed.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-116228) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares.

Part II

(b)     Financial Statements

Item 9.     Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) At such time, if any, as all applicable Cayman Islands laws and regulations shall not prohibit the same, and to the extent Section 14 of the Securities Act as defined so requires, our board of directors shall propose an amendment to the articles of association which would permit shareholders to adjudicate disputes arising between our shareholders, our directors, supervisors or officers by means of judicial proceedings.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part II

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on July 6, 2004.

KongZhong Corporation

By:	/s/ YUNFAN ZHOU

Name: Yunfan Zhou
Title: Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yunfan Zhou and Richard Wei, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitutions, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on July 6, 2004 in the capacities indicated.

Signature	Title

/s/ YUNFAN ZHOU	Yunfan Zhou, Chairman and Chief Executive Officer

/s/ NICK YANG	Nick Yang, Director, President and Chief Technology Officer

*	Fan Zhang, Director

*	Charlie Y. Shi, Director

*	Yongqiang Qian, Director

/s/ RICHARD WEI	Richard Wei, Chief Financial Officer

**	Yang Yang, Controller

* By:	/s/ YUNFAN ZHOU

Yunfan Zhou
(Attorney-in-fact)

** By:	/s/ RICHARD WEI

Richard Wei
(Attorney-in-fact)

Part II

Signature of authorized representative of the registrant

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of KongZhong Corporation, has signed this Registration Statement or amendment thereto in the city of Los Angeles, state of California, on July 6, 2004.

Authorized U.S. Representative

By:	/s/ GREG F. LAVELLE

Name: Greg F. Lavelle

Exhibit index

Description
Exhibits

1.1	Form of Underwriting Agreement†
3.1	Amended and Restated Memorandum and Articles of Association †
4.1	Specimen of Share Certificate†
4.2	Amended and Restated Memorandum and Articles of Association (filed as Exhibit 3.1 hereof)
4.3	Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt(1)
4.4	Shareholders Agreement†
5.1	Opinion of Maples and Calder Asia, Cayman Islands counsel to the registrant, as to the validity of the shares†
5.2	Opinion of Llinks Law Office, People’s Republic of China counsel to the registrant, as to the legality of the People’s Republic of China issues†
8.1	Opinion of Sullivan and Cromwell LLP, United States counsel to the registrant, as to tax matters†
8.2	Opinion of Maples and Calder Asia, Cayman Islands counsel to the registrant, as to tax matters (included in Exhibit 5.1)
10.1	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004†
10.2	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004†
10.3	Exclusive Technical and Consulting Service Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated October 10, 2003†
10.4	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated March 31, 2004†
10.5	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated May 10, 2004†
10.6	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated March 31, 2004†
10.7	Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang dated May 10, 2004†
10.8	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang dated May 10, 2004†
10.9	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang dated May 10, 2004†
10.10	Amended and Restated Power of Attorney by Songlin Yang dated May 10, 2004 (with schedule)†
10.11	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd, Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang dated March 31, 2004†
10.12	Exclusive Technical Consulting and Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd. dated March 31, 2004†

Exhibits	Description

10.13	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd. dated May 10, 2004†
10.14	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd. dated March 31, 2004†
10.15	Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Yunfan Zhou and Zhen Huang dated March 31, 2004†
10.16	Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yunfan Zhou and Zhen Huang dated March 31, 2004†
10.17	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yunfan Zhou and Zhen Huang dated March 31, 2004†
10.18	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation dated May 10, 2004†
10.19	Cooperation Agreement on MonternetTM WAP services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd. dated May 23, 2003†
10.20	Cooperation Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd. dated June 5, 2003†
10.21	Business Cooperation Agreement on MonternetTM Short-messaging Services between Beijing Mobile Telecommunications Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated May 1, 2004†
10.22	Cooperation Agreement on Mobile Content between Motorola (China) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated December 9, 2003†
10.23	Cooperation Agreement on Short-messaging Services between Guangdong Mobile Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd dated August 29, 2002†
10.24	Lease Agreement of Yuetan Building between Beijing Yuetan Building Real Estate Development Company and KongZhong Information Technologies (Beijing) Co., Ltd. dated August 30, 2002†
10.25	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd. dated May 27, 2004†
10.26	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd. dated May 27, 2004†
10.27	Form of Employment Agreement†
10.28	Form of Non-Compete Agreement†
10.29	Consulting Agreement between Communication Over The Air Inc. and Mobileren Inc. dated October 2, 2002†
21.1	List of subsidiaries of the registrant†
23.1	Consent of Deloitte Touche Tohmatsu
23.2	Consent of Llinks Law Office (included in Exhibit 5.2)
23.3	Consent of Maples and Calder Asia†
23.4	Consent of Sullivan and Cromwell LLP (included in Exhibit 8.1)
24.1	Power of Attorney (contained in signature pages to registration statement)†

†	Previously filed.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-116228) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares.